Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated February 23, 2023, and is supplementary to, and should be read in conjunction with, Pembina's audited consolidated financial statements as at and for the year ended December 31, 2022 ("Consolidated Financial Statements"). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, using the accounting policies described in Note 3 of the Consolidated Financial Statements. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted. For further details on Pembina and Pembina's significant assets, including definitions for capitalized terms used herein and not otherwise defined, refer to Pembina's annual information form ("AIF") dated February 23, 2023 for the year ended December 31, 2022. Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (filed with the U.S. Securities and Exchange Commission (the "SEC") under Form 40-F) and management information circulars, can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.

Non-GAAP Financial Measures
Pembina has disclosed certain financial measures and ratios within this MD&A that management believes provide meaningful information in assessing Pembina's underlying performance, but which are not specified, defined or determined in accordance with Canadian generally accepted accounting principles ("GAAP") and which are not disclosed in Pembina's Consolidated Financial Statements. Such non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and may not be comparable to similar financial measures or ratios disclosed by other issuers. Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A for additional information regarding these non-GAAP financial measures and non-GAAP ratios.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in the "Risk Factors" sections of this MD&A and are also included in Pembina's AIF. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Pembina Pipeline Corporation 2022 Annual Report 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Pembina's Purpose and Strategy
We deliver extraordinary energy solutions so the world can thrive.
Pembina will build on its strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. At the same time, Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that proactively respond to the transition to a lower-carbon economy. In continuing to meet global energy demand and its customers' needs, while ensuring Pembina's long-term success and resilience, the Company has established four strategic priorities:
1.To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.To thrive, we will invest in the energy transition to improve the basins in which we operate. We will expand our portfolio to include new businesses associated with lower-carbon commodities.
3.To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.
4.To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups meaning that:
a.Employees say we are the 'employer of choice' and value our safe, respectful, collaborative, and inclusive work culture.
b.Communities welcome us and recognize the net positive impact of our social and environmental commitment.
c.Customers choose us first for reliable and value-added services.
d.Investors receive sustainable industry-leading total returns.
2 Pembina Pipeline Corporation 2022 Annual Report

Pembina Gas Infrastructure
On August 15, 2022, Pembina completed its joint venture transaction with KKR & Co., Inc. ("KKR") to combine their respective western Canadian natural gas processing assets into a single, new joint venture entity, Pembina Gas Infrastructure Inc. ("PGI") (the "PGI Transaction"). PGI is a premier gas processing entity in Western Canada with a combined processing capacity of approximately 5 billion cubic feet per day, approximately 3 billion cubic feet per day net to Pembina. PGI is strategically positioned to serve customers from central Alberta to northeast British Columbia. Pembina owns 60 percent of PGI while KKR's global infrastructure funds own the remaining 40 percent. Pembina serves as the operator and manager of PGI.
Pembina contributed to PGI its wholly-owned field-based gas processing assets, which include the Cutbank Complex, the Saturn Complex, the Resthaven Facility, the Duvernay Complex and the Saskatchewan Ethane Extraction Plant (collectively, "the Field-based Gas Processing Assets"), as well as its 45 percent interest in Veresen Midstream. KKR contributed to PGI its 55 percent interest in Veresen Midstream, as well as its 49 percent interest in PGI Processing ULC (formerly named Energy Transfer Canada ULC) ("ETC"). Concurrently with the closing of the transaction, PGI also acquired the remaining 51 percent common share equity interest in ETC from an affiliate of Energy Transfer LP, aligning ownership of those assets and driving additional efficiencies within PGI.
Pursuant to an agreement with the Competition Bureau, and consistent with Pembina's and KKR's intention to divest upon announcing their joint venture, on December 11, 2022 a subsidiary of PGI has entered into an agreement to sell its 50 percent non-operated interest in the Key Access Pipeline System ("KAPS") which was contributed to PGI as part of the transaction. Closing is now expected to occur in the second quarter of 2023.
The operational and financial results contained in this MD&A and the Consolidated Financial Statements include the equity interest in PGI following the completion of the PGI Transaction from August 16, 2022 to December 31, 2022. Prior to the PGI Transaction, Pembina owned 100 percent of the Field-based Gas Processing Assets and equity accounted for its 45 percent interest in Veresen Midstream.
In connection with the closing of the PGI Transaction, Pembina's Board of Directors approved a $0.0075 per common share increase to its monthly common share dividend rate, commencing with the dividend paid on October 14, 2022.
Pembina Pipeline Corporation 2022 Annual Report 3

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended December 31
Results of Operations

($ millions, except where noted)	2022	2021	Change
Revenue	2,699	2,560	139
Net revenue(1)	1,043	1,084	(41)
Gross profit	681	785	(104)
Earnings	243	80	163
Earnings per common share – basic and diluted (dollars)	0.39	0.08	0.31
Cash flow from operating activities	947	697	250
Cash flow from operating activities per common share – basic (dollars)	1.72	1.27	0.45
Adjusted cash flow from operating activities(1)	690	734	(44)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.25	1.33	(0.08)
Capital expenditures	143	176	(33)
Adjusted EBITDA(1)	925	970	(45)
Total volumes (mboe/d)(2)	3,392	3,437	(45)
Change in Earnings ($ millions)(3)(4)
Results Overview
Earnings in the fourth quarter of 2022 were positively impacted by higher volumes on the Peace Pipeline system due to increased upstream activity and higher tolls, combined with higher volumes on the Cochin Pipeline, a higher contribution from Alliance and the impact of higher U.S. dollar exchange rates. Facilities results were impacted by the change in ownership of Pembina's formerly wholly-owned Field-based Gas Processing Assets as part of the PGI Transaction. Marketing & New Ventures results were impacted by lower NGL margins and lower share of profit from Aux Sable, partially offset by higher margins on crude oil sales. During the period, Pembina also had higher losses on commodity-related derivatives relating to NGL-based derivatives and renewable power purchase agreements. General and administrative expenses increased due to higher long-term incentive costs and other expenses increased as a result of the Ruby settlement provision, partially offset by lower restructuring costs. Impairment expense decreased due to $437 million recognized during the fourth quarter of 2021 primarily related to certain Oil Sands assets compared to nil recognized in the fourth quarter of 2022. Income tax expense increased due to the deferred tax recovery on impairments in the prior year, partially offset by higher earnings and the tax impacts of the PGI transaction.
4 Pembina Pipeline Corporation 2022 Annual Report

Changes in Results for the Three Months Ended December 31
Revenue	▲
$139 million increase, largely due to an increase in crude oil market prices, higher volumes on the Peace Pipeline system and higher tolls, higher volumes on the Cochin Pipeline, higher recoverable costs, and the impact of higher U.S. dollar exchange rates, partially offset by lower revenue from the Field-based Gas Processing Assets contributed to PGI and now reflected in share of profit from equity accounted investees ("share of profit") and from lower NGL sales primarily due to lower propane prices.

Cost of goods sold	▼	$180 million increase, largely due to higher crude oil market prices in Marketing & New Ventures.
Operating expenses	▼
$34 million increase, primarily due to higher power costs, the majority of which are recoverable, as a result of higher power pool prices during the fourth quarter of 2022 and higher integrity costs, partially offset by lower operating expenses as the Field-based Gas Processing Assets are now reflected in share of profit in connection with the PGI Transaction.

Depreciation and amortization included in operations	▲	$18 million decrease, primarily due to a smaller asset base resulting from the PGI Transaction.
Share of profit from equity accounted investees	●
Consistent with the prior period. Lower share of profit from Aux Sable as a result of a realized loss on commodity-related derivatives in the quarter was largely offset by the contributions from PGI following the PGI Transaction and higher contributions from Alliance as a result of lower interest expense.

Realized (gain) loss on commodity-related derivatives	▲
$46 million positive variance, primarily due to realized gains on NGL-based derivative instruments driven by the change in NGL market prices during the period compared to losses in the fourth quarter of 2021, combined with the transfer of the commodity-related derivatives from Pembina's Facilities Division to PGI as part of the contributed Field-based Gas Processing Assets.

Unrealized loss on commodity-related derivatives	▼
$89 million negative variance, primarily due to losses on NGL-based derivatives and renewable power purchase agreements due to the change in the forward prices for natural gas and power during the fourth quarter of 2022 and contracts maturing in the period, partially offset by the transfer of the commodity-related derivatives from Pembina's Facilities Division to PGI.

General and administrative	▼
$54 million increase, largely due to higher long-term incentive costs driven by Pembina's performance relative to peers and the change in Pembina's share price, and higher consulting fees. Included in general & administrative expenses is $16 million of fixed fee income related to shared service agreements with joint ventures that will continue on a recurring basis.

Other expense	▼
$78 million increase, primarily due to the Ruby settlement provision, partially offset by lower restructuring costs recognized during the period compared to the fourth quarter of 2021. Refer to the "Selected Equity Accounted Investee Information" section for further details on Ruby.

Impairments	▲
$439 million decrease, largely due to $437 million in impairments recognized during the fourth quarter of 2021 related to certain Oil Sands assets compared to nil recognized in the fourth quarter of 2022.

Net finance costs	▼
$6 million increase, largely due to foreign exchange losses compared to gains in the fourth quarter of 2021 and higher interest on long-term debt, partially offset by gains on non-commodity related derivative financial instruments compared to losses in the fourth quarter of 2021.

Current tax expense	▲	$49 million decrease, primarily due to the tax impacts of the PGI Transaction, partially offset by higher current period earnings.
Deferred tax expense	▼	$83 million increase, primarily due to the recovery on the impairments recognized in the fourth quarter of 2021, partially offset by the tax impacts of the PGI transactions.
Cash flow from operating activities	▲
$250 million increase, primarily driven by an increase in the change in non-cash working capital and distributions from equity accounted investees, and a decrease in taxes paid, partially offset by lower operating results and an increase in net interest paid.

Adjusted cash flow from operating activities(1)	▼
$44 million decrease, largely due to lower operating results and an increase in accrued share based payments, partially offset by higher distributions from equity accounted investees and lower current tax expense.

Adjusted EBITDA(1)	▼
$45 million decrease, primarily due to lower margins on NGL sales, lower contribution from Aux Sable and Ruby, and higher general & administrative expense and integrity costs, partially offset by realized gains on commodity-related derivative instruments during the period compared to losses in the fourth quarter of 2021, higher margins on crude oil sales, higher volumes on the Peace Pipeline system and on the Cochin Pipeline, higher tolls, and the impact of higher U.S. dollar exchange rates.

Total volumes (mboe/d)(2)	▼
45 mboe/d decrease, largely due to the disposition of Pembina's interest in the assets comprising the Empress I Plant, Empress I Expansion Plant (collectively, "the E1 assets"), and the Empress VI Plant ("E6 assets") in October 2022 and lower volumes on the Ruby Pipeline, partially offset by higher volumes on the Peace Pipeline system and Cochin Pipeline due to increased upstream activity, higher volumes at the Alberta Ethane Gathering System ("AEGS") and at Redwater due to third-party outages and planned turnarounds at AEGS in the fourth quarter of 2021, and volumes following the PGI Transaction. Volumes include 483 mboe/d (2021: 294 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(2)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(3)    Facilities results excluding commodity-related derivatives and Marketing & New Ventures results excluding commodity-related derivatives includes gross profit less realized and unrealized commodity related derivative financial instruments.
(4)    Other includes other expenses, net finance costs, and corporate.
Pembina Pipeline Corporation 2022 Annual Report 5

Consolidated Financial Overview for the 12 Months Ended December 31
Results of Operations

($ millions, except where noted)	2022	2021	Change
Revenue	11,611	8,627	2,984
Net revenue(1)	4,247	3,938	309
Gross profit	3,123	2,647	476
Earnings	2,971	1,242	1,729
Earnings per common share – basic (dollars)	5.14	2.00	3.14
Earnings per common share – diluted (dollars)	5.12	1.99	3.13
Cash flow from operating activities	2,929	2,650	279
Cash flow from operating activities per common share – basic (dollars)	5.30	4.82	0.48
Adjusted cash flow from operating activities(1)	2,661	2,640	21
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	4.82	4.80	0.02
Capital expenditures	605	658	(53)
Adjusted EBITDA(1)	3,746	3,433	313
Total volumes (mboe/d)(2)	3,383	3,456	(73)
Change in Earnings ($ millions)(3)(4)
Results Overview
Earnings for 2022 were positively impacted by higher results in Marketing & New Ventures due to higher margins on crude oil and natural gas sales and higher contributions from Aux Sable, partially offset by lower NGL margins. Pipelines gross profit was positively impacted by higher volumes on the Peace Pipeline system and on the Cochin Pipeline, higher tolls, a higher contribution from Alliance, and the impact of higher U.S. dollar exchange rates, partially offset by contract expirations on the Nipisi and Mitsue Pipeline systems and a lower contribution from Ruby. Facilities results were impacted by the change in ownership of Pembina's formerly wholly-owned Field-based Gas Processing Assets as part of the PGI Transaction. During the period, Pembina also had gains on NGL marketing commodity-related derivatives, on renewable power purchase agreements, and on certain gas processing fees tied to AECO, partially offset by higher losses on crude oil-based derivatives. General and administrative expenses increased due to higher long-term incentive costs, and higher consulting fees and salaries and wages. There were no impairments in 2022 as compared to impairments of $437 million recognized on certain Oil Sands assets in 2021. Pembina recognized a $1.1 billion gain on the PGI Transaction compared to the $350 million received from the termination of the arrangement agreement with Inter Pipeline Ltd. ("Arrangement Termination Payment") recognized in other income. Net finance costs increased due to foreign exchange losses compared to gains in 2021 and higher interest on long-term debt, partially offset by lower interest expense associated with tax settlements. Income tax expense was lower primarily as a result of the PGI Transaction, partially offset by the deferred tax recovery on impairments in the prior year.
6 Pembina Pipeline Corporation 2022 Annual Report

Changes in Results for the 12 Months Ended December 31
Revenue	▲
$3.0 billion increase, largely due to an increase in crude oil, NGL and natural gas market prices, higher volumes on the Peace Pipeline system and higher tolls, combined with higher volumes on the Cochin Pipeline and higher recoverable costs, partially offset by lower revenue from the Field-based Gas Processing Assets contributed to PGI and now reflected in share of profit and contract expirations on the Nipisi and Mitsue Pipeline systems.

Cost of goods sold	▼	$2.7 billion increase, due to higher crude oil, NGL, and natural gas market prices in Marketing & New Ventures.
Operating expenses	▼
$108 million increase, primarily due to higher power and fuel costs, the majority of which are recoverable, as a result of higher power pool prices and higher AECO prices during the period, combined with higher integrity costs and higher recoverable geotechnical costs largely related to the Western Pipeline, partially offset by lower operating expenses as the Field-based Gas Processing Assets are now reflected in share of profit.

Depreciation and amortization included in operations	▲
$40 million decrease, primarily due to a smaller asset base in Facilities following the PGI Transaction and in Pipelines from the impairment of certain assets in the fourth quarter of 2021, partially offset by higher asset retirements in Facilities and the Prince Rupert Terminal being placed into service in March 2021.

Share of profit from equity accounted investees	▲
$80 million increase, primarily due to higher revenue at Alliance as a result of a wider AECO-Chicago natural gas price differential, gains on the sale of linepack inventory in 2022, the impact of the higher U.S. dollar exchange rate, and lower interest expenses, combined with the contributions from PGI following the PGI Transaction and higher revenue from Aux Sable, partially offset by a realized loss on commodity-related derivatives recognized by Aux Sable and lower contributions from Ruby. Refer to the "Selected Equity Accounted Investee Information" section for further details on Ruby.

Realized loss on commodity-related derivatives	▲
$95 million positive variance, primarily due to lower realized losses on NGL-based derivative instruments driven by the change in NGL market prices and the increase in the AECO price during the period resulting in realized gains for certain gas processing fees tied to AECO prices, partially offset by higher realized losses on crude oil-based derivative instruments due to higher crude oil market prices during the period.

Unrealized gain on commodity-related derivatives	▲
$60 million positive variance, primarily due to gains on NGL marketing derivatives and renewable power purchase agreements resulting from newly added contracts, partially offset by 2021 contracts maturing in the period, combined with unrealized gains for certain gas processing fees tied to AECO prices.

General and administrative	▼
$93 million increase, largely due to higher long-term incentive costs driven by Pembina's performance relative to peers and the change in Pembina's share price, and higher consulting fees, salaries and wages, and legal fees. Included in general & administrative expenses is $23 million of fixed fee income related to shared service agreements with joint ventures that will continue on a recurring basis.

Other expense	▼
$377 million increase, primarily due to $350 million from the receipt of the Acquisition Termination Payment in 2021 recognized as other income and the Ruby settlement provision in 2022, partially offset by lower restructuring costs and lower acquisition costs.

Impairments	▲
$474 million decrease, primarily due to impairment charges of $437 million recognized during 2021 on certain Oil Sands assets, a $21 million impairment charge recognized on Pembina's interest in Fort Corp. in 2021, and a $10 million impairment charge on an advance made to Ruby in 2021 compared to nil in 2022.

Gain on PGI Transaction	▲	$1.1 billion increase related to the gain on the PGI Transaction recognized in third quarter of 2022.
Net finance costs	▼
$36 million increase, primarily due to foreign exchange losses compared to gains in 2021, higher interest expense on long-term debt, and lower interest income, partially offset by lower interest expense due to tax settlements.

Current tax expense	▲	$59 million decrease, primarily due to the tax associated with the Arrangement Termination Payment received in 2021 and the PGI Transaction in 2022, partially offset by higher current year earnings.
Deferred tax expense	▲	$116 million decrease, primarily due to the PGI Transaction, partially offset by the recovery on the impairments recognized in the fourth quarter of 2021.
Cash flow from operating activities	▲
$279 million increase, primarily driven by an increase in the change in non-cash working capital, higher distributions from equity accounted investees, higher operating results net of the $350 million Arrangement Termination Payment received in the third quarter of 2021, and a decrease in taxes paid, partially offset by an increase in net interest paid and share-based compensation payments.

Adjusted cash flow from operating activities(1)	▲
$21 million increase, primarily due to the same items impacting cash flow from operating activities, discussed above, net of the change in non-cash working capital, taxes paid, and share-based compensation payments, combined with lower current tax expense and preferred share dividends paid, largely offset by an increase in accrued share based payments.

Adjusted EBITDA(1)	▲
$313 million increase, primarily due to higher margins on crude oil, and natural gas sales, the contributions from certain PGI gas processing assets, including the Hythe Gas Plant, the Dawson Assets, the Cutbank Complex, and the Resthaven Facility, higher volumes on the Peace Pipeline system and on the Cochin Pipeline, higher tolls, lower realized losses on commodity-related derivatives, and higher contributions from Alliance and Aux Sable, partially offset by lower contributions from Ruby, higher general and administrative expense and integrity costs, and contract expirations on the Nipisi and Mitsue Pipeline systems.

Total volumes (mboe/d)(2)	▼
73 mboe/d decrease, largely driven by lower volumes on the Ruby Pipeline, contract expirations on the Nipisi and Mitsue Pipeline systems, and the disposition of Pembina's interest in the E1 and E6 assets in October 2022, partially offset by higher volumes on the Peace Pipeline system and Drayton Valley Pipeline due to increased upstream activity, volumes following the PGI Transaction, and higher volumes on the Cochin Pipeline. Volumes include 341 mboe/d (2021: 312 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(2)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(3)    Facilities results excluding commodity-related derivatives and Marketing & New Ventures results excluding commodity-related derivatives includes gross profit less realized and unrealized commodity related derivative financial instruments.
(4)    Other includes other expenses and corporate.
Pembina Pipeline Corporation 2022 Annual Report 7

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. Through Pembina's wholly-owned and joint venture assets, the Pipelines Division manages pipeline transportation capacity of 2.8 mmboe/d(1), above ground storage capacity of 11 mmbls(1) and rail terminalling capacity of approximately 105 mboe/d(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oils, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages between Pembina's upstream and downstream assets across North America, enabling integrated customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, and Illinois, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and its interest in PGI, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 5.4 bcf/d(2) for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina operated Channahon Facility at the terminus. The Facilities Division includes approximately 354 mbpd(2) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity and associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues this goal through the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates. This includes developing new business platforms and undertaking initiatives that seek to reduce the greenhouse gas ("GHG") emissions intensity of Pembina's and its customers' operations.
Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil and electricity), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Through this infrastructure capacity, as well as utilizing the Company's expansive rail fleet and logistics capabilities, Pembina's marketing business adds incremental value to the commodities by accessing high value markets across North America and globally.

8 Pembina Pipeline Corporation 2022 Annual Report

The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with liquefied natural gas ("LNG"), low-carbon commodities, and large-scale GHG emissions reductions.
(1)Net capacity.
(2)Net capacity; includes Aux Sable capacity; the financial and operational results for Aux Sable are included in the Marketing & New Ventures Division.
Financial and Operational Overview by Division

	3 Months Ended December 31
	2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,593	295	548	2,571	(70)	548
Facilities	799	145	288	866	164	285
Marketing & New Ventures(3)	—	96	171	—	220	183
Corporate	—	(206)	(82)	—	(181)	(46)
Total	3,392	330	925	3,437	133	970

	12 Months Ended December 31
	2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,524	1,415	2,127	2,586	917	2,102
Facilities	859	1,804	1,137	870	732	1,097
Marketing & New Ventures(3)	—	708	721	—	374	420
Corporate	—	(708)	(239)	—	(358)	(186)
Total	3,383	3,219	3,746	3,456	1,665	3,433
(1)    Volumes for Pipelines and Facilities are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
Pembina Pipeline Corporation 2022 Annual Report 9

Pipelines
Financial Overview for the Three Months Ended December 31
Results of Operations

($ millions, except where noted)	2022	2021	Change
Conventional revenue(1)(2)	436	379	57
Transmission revenue(1)(2)	139	112	27
Oil Sands revenue(1)(2)	111	115	(4)
Pipelines revenue(1)	686	606	80
Operating expenses(1)	205	147	58
Depreciation and amortization included in operations	104	101	3
Share of profit from equity accounted investees	44	29	15
Gross profit	421	387	34
Reportable segment earnings (loss) before tax	295	(70)	365
Adjusted EBITDA(3)	548	548	—
Volumes (mboe/d)(4)	2,593	2,571	22
Distributions from equity accounted investees	96	51	45

Change in Results
Conventional revenue(1)(2)	▲	Increase largely due to higher volumes on the Peace Pipeline system resulting from increased upstream activity, combined with higher tolls largely due to inflation and higher recoverable power costs.
Transmission revenue(1)(2)	▲
Increase primarily due to higher volumes on the Cochin Pipeline due to increased demand resulting from wider condensate price differentials between Western Canada and the U.S. Gulf Coast and the higher U.S. dollar exchange rate.

Oil Sands revenue(1)(2)	●
Consistent with the prior period. Lower revenue related to recoverable costs on the Horizon Pipeline system due to a timing difference of when the revenue was recognized in 2022 compared to the fourth quarter of 2021, largely offset by higher recoverable power costs on the Syncrude Pipeline.

Operating expenses(1)	▼
Increase largely due to higher power costs, the majority of which are recovered in revenue, as a result of the higher power pool price during the quarter as well as an increase in integrity spending primarily on the Peace Pipeline system.

Share of profit from equity accounted investees	▲	Increase primarily due to higher contributions from Alliance as a result of lower interest expense due to its debt re-financing in the fourth quarter of 2021.
Reportable segment earnings (loss) before tax	▲
Increase largely due to $437 million in impairments recognized during the fourth quarter of 2021 related to certain Oil Sands assets compared to nil recognized in the fourth quarter of 2022, combined with higher volumes on the Peace Pipeline system and on the Cochin Pipeline, higher tolls due to inflation, higher contributions from Alliance, and the impact of the higher U.S. dollar exchange rate, partially offset by the Ruby settlement provision, lower revenue related to recoverable costs on the Horizon pipeline system, and higher integrity spending and long-term incentives. Refer to the "Selected Equity Accounted Investee Information" section for further details on Ruby.

Adjusted EBITDA(3)	●
Consistent with the prior period. Due to the same items impacting reportable segment earnings (loss) before tax, discussed above, net of the decrease in impairments and the Ruby settlement provision, largely offset by lower adjusted EBITDA from Ruby. Included in adjusted EBITDA is $83 million (2021: $80 million) related to Alliance and nil (2021: $14 million) related to Ruby.

Volumes (mboe/d)(4)	▲
Increase largely driven by higher volumes on the Peace Pipeline system resulting from increased upstream activity, combined with higher deferred revenue volumes recognized in the fourth quarter of 2022, higher volumes on AEGS due to third-party outages and planned turnarounds in the fourth quarter of 2021, and higher volumes on the Cochin Pipeline, partially offset by lower volumes on the Ruby Pipeline. Volumes include 147 mboe/d (2021: 144 mboe/d) related to Alliance and nil (2021: 60 mboe/d) related to Ruby.

Distributions from equity accounted investees	▲	$95 million (2021: $51 million) from Alliance. The increase in distributions from Alliance are due to the same factors impacting share of profit from equity accounted investees discussed above.
10 Pembina Pipeline Corporation 2022 Annual Report

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)(5)
(1)    Includes inter-segment transactions. See Note 19 to the Consolidated Financial Statements.
(2)     Conventional, transmission and oil sands revenue include revenue generated from Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division, respectively. For further details on Pembina's assets, refer to Pembina's AIF for the year ended December 31, 2022.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
(5)    Other includes other expense and net finance costs.
Pembina Pipeline Corporation 2022 Annual Report 11

Financial Overview for the 12 Months Ended December 31
Results of Operations

($ millions, except where noted)	2022	2021	Change
Conventional revenue(1)(2)	1,604	1,410	194
Transmission revenue(1)(2)	493	427	66
Oil Sands revenue(1)(2)	411	442	(31)
Total revenue(1)	2,508	2,279	229
Operating expenses(1)	677	556	121
Depreciation and amortization included in operations	396	413	(17)
Share of profit from equity accounted investees	171	124	47
Gross profit	1,606	1,434	172
Reportable segment earnings before tax	1,415	917	498
Adjusted EBITDA(3)	2,127	2,102	25
Volumes (mboe/d)(4)	2,524	2,586	(62)
Distributions from equity accounted investees	343	226	117

Change in Results
Conventional revenue(1)(2)	▲
Increase largely due to higher volumes on the Peace Pipeline resulting from increased upstream activity, combined with higher tolls largely due to inflation and higher recoverable costs on the Western Pipeline and Peace Pipeline system.

Transmission revenue(1)(2)	▲
Increase primarily due to higher volumes on the Cochin Pipeline due to increased demand resulting from wider condensate price differentials between Western Canada and the U.S. Gulf Coast, the higher U.S. dollar exchange rate, and higher volumes on the Vantage Pipeline due to planned outages during the third quarter of 2021.

Oil Sands revenue(1)(2)	▼
Decrease largely due to contract expirations on the Nipisi and Mitsue Pipeline systems as a result of the expiration of contracts during the fourth quarter of 2021, partially offset by higher recoverable costs on the Syncrude Pipeline and on the Horizon Pipeline system.

Operating expenses(1)	▼
Increase largely due to an increase in power costs, the majority of which are recoverable, as a result of the higher power pool price during 2022, combined with higher recoverable geotechnical costs primarily related to the Western Pipeline and higher integrity spending largely on the Peace Pipeline system, partially offset by lower operating expense associated with the Nipisi and Mitsue Pipeline systems due to expiration of contracts during the fourth quarter of 2021.

Depreciation and amortization included in operations	▲	Decrease primarily due to fewer asset retirements in 2022 compared to 2021 and a smaller asset base resulting from the impairment of certain Oil Sands assets in the fourth quarter of 2021.
Share of profit from equity accounted investees	▲
Increase primarily due to higher revenue from Alliance as a result of a wider AECO-Chicago natural gas price differential, which increased demand and resulted in higher interruptible tolls, combined with higher margins realized on the sale of linepack inventory in 2022, the higher U.S. dollar exchange rate, and lower interest expenses as a result of its debt re-financing in the fourth quarter of 2021, partially offset by lower contributions from Ruby. Refer to the "Selected Equity Accounted Investee Information" section for further details on Ruby.

Reportable segment earnings before tax	▲
Increase largely due to $447 million in impairments recognized during 2021 primarily related to certain Oil Sands assets compared to nil in 2022, combined with higher volumes on the Peace Pipeline system and on the Cochin Pipeline, higher tolls due to inflation, higher contributions from Alliance, the impact of the higher U.S. dollar exchange rate, and lower depreciation expense, partially offset by the Ruby settlement provision, contract expirations on the Nipisi and Mitsue Pipeline systems, lower contributions from Ruby, and higher integrity spending, legal and long-term incentives.

Adjusted EBITDA(3)	▲
Increase primarily due to the same items impacting reportable segment earnings before tax, net of the decrease in impairments, the Ruby settlement provision, and the lower depreciation expense. Included in adjusted EBITDA is $323 million (2021: $282 million) related to Alliance and $15 million (2021: $125 million) related to Ruby.

Volumes (mboe/d)(4)	▼
Decrease largely driven by lower volumes on the Ruby Pipeline and contract expirations on the Nipisi and Mitsue Pipeline systems, partially offset by higher volumes on the Peace Pipeline system and Drayton Valley Pipeline resulting from increased upstream activity, and higher volumes on the Cochin Pipeline. Volumes include 144 mboe/d (2021: 142 mboe/d) related to Alliance and 14 mboe/d (2021: 83 mboe/d) related to Ruby.

Distributions from equity accounted investees	▲
$342 million (2021: $212 million) from Alliance and nil (2021: $13 million) from Ruby. The increase in distributions is due to the same factors impacting share of profit from equity accounted investees discussed above.

12 Pembina Pipeline Corporation 2022 Annual Report

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)(5)
(1)    Includes inter-segment transactions. See Note 19 to the Consolidated Financial Statements.
(2)    Conventional, transmission and oil sands revenue include revenue generated from Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division, respectively. For further details on Pembina's assets, refer to Pembina's AIF for the year ended December 31, 2022.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
(5)    Other includes other expense and net finance costs.
Pembina Pipeline Corporation 2022 Annual Report 13

Financial and Operational Overview

	3 Months Ended December 31						12 Months Ended December 31
	2022			2021			2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines(3)
Conventional	1,024	266	314	959	238	298	959	1,026	1,208	908	894	1,100
Transmission	593	4	177	616	74	172	589	278	679	642	292	714
Oil Sands	976	26	58	996	(382)	78	976	121	250	1,036	(269)	288
General & administrative(4)	—	(1)	(1)	—	—	—	—	(10)	(10)	—	—	—
Total	2,593	295	548	2,571	(70)	548	2,524	1,415	2,127	2,586	917	2,102
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division. Refer to Pembina's AIF for the year ended December 31, 2022.
(4)     Includes general & administrative expenses related to engineering & construction, systems & operations, and business development within the Pipelines Division. These expenses were included at the asset level in 2021 and elevated to the divisional level as at January 1, 2022.
Projects & New Developments(1)
Pipelines continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
NEBC Montney Infrastructure	February 2021
Phase VII Peace Pipeline Expansion	June 2022
Phase IX Peace Pipeline Expansion	December 2022
The following outlines the projects and new developments within Pipelines:
The Phase IX Peace Pipeline Expansion was completed on-budget and was placed into service in December 2022. Phase IX was constructed to debottleneck the corridor north of Gordondale, Alberta, upgrade a pump station, convert existing batching pipelines into single product lines, and add a new Wapiti-to-Kakwa pump station.

Phase VIII Peace Pipeline Expansion
Capital Budget: $530 million	In-service Date: First half of 2024	Status: On time, trending on budget
This expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from Gordondale, Alberta, which is centrally located within the Montney trend, into the Edmonton area for market delivery. The project includes new 10-inch and 16-inch pipelines, totaling approximately 150 km, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235 mbpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65 mbpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. Most procurement activities are complete or nearing completion with expected costs consistent with the announced project budget. Pipe manufacturing is underway and construction commenced at several locations in the fourth quarter of 2022.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2022 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
14 Pembina Pipeline Corporation 2022 Annual Report

Facilities
Financial Overview for the Three Months Ended December 31
Results of Operations

($ millions, except where noted)	2022	2021	Change
Gas Services revenue(1)(2)	49	172	(123)
NGL Services revenue(1)(2)	188	177	11
Facilities revenue(1)	237	349	(112)
Operating expenses(1)	104	127	(23)
Cost of goods sold(1)	—	(1)	1
Depreciation and amortization included in operations	34	56	(22)
Realized gain on commodity-related derivative financial instruments	—	(8)	8
Unrealized (gain) loss on commodity-related derivative financial instruments	(2)	24	(26)
Share of profit from equity accounted investees	49	21	28
Gross profit	150	172	(22)
Reportable segment earnings before tax	145	164	(19)
Adjusted EBITDA(3)	288	285	3
Volumes (mboe/d)(4)	799	866	(67)
Distributions from equity accounted investees	110	40	70

Changes in Results
Gas Services revenue(1)(2)	▼
Decrease largely due to the change in ownership of Pembina's formerly wholly-owned Field-based Gas Processing Assets as of August 15, 2022 as part of the PGI Transaction. The revenue from these assets is included in share of profit. Refer to the "About Pembina – Pembina Gas Infrastructure" section of this MD&A.

NGL Services revenue(1)(2)	▲	Increase primarily due to higher recoveries as a result of higher power and fuel costs and higher volumes at the Redwater Complex.
Operating expenses(1)	▲
Decrease largely due to the PGI Transaction, partially offset by an increase in power and fuel costs, the majority of which are recoverable, as a result of higher power pool prices and AECO prices in the fourth quarter of 2022.

Depreciation and amortization included in operations	▲	Decrease primarily due to a smaller asset base following the PGI Transaction.
Realized and unrealized (gain) loss on commodity-related derivatives	▲	The change is due to the transfer of the commodity-related derivatives from Pembina to PGI as part of the contributed Field-based Gas Processing Assets.
Share of profit from equity accounted investees	▲
Increase primarily due to the contributions from PGI's gas processing assets, partially offset by interest expense on long-term debt, income tax expense, and depreciation resulting from the PGI assets recorded at fair value, compared to the contributions in 2021 when Pembina owned a 45 percent interest in Veresen Midstream.

Reportable segment earnings before tax	▼
Decrease primarily due to lower contribution from Gas Services resulting from the change in ownership of Pembina's formerly wholly-owned Field-based Gas Processing Assets as part of the PGI Transaction, partially offset by contributions from PGI, a gain on commodity-related derivatives compared to a loss in the fourth quarter of 2021, and lower depreciation.

Adjusted EBITDA(3)	●
Consistent with the prior period. The contributions from certain PGI gas processing assets, including the Hythe Gas Plant, the Dawson Assets, the Cutbank Complex and the Resthaven Facility are offset by the lower contribution from Gas Services. Included in adjusted EBITDA is nil (2021: $53 million) related to Veresen Midstream and $153 million (2021: nil) related to PGI.

Volumes (mboe/d)(4)	▼
Decrease primarily due to the disposition of Pembina's interest in the E1 and E6 assets on October 1, 2022, partially offset by the volumes at the ETC operating plants recognized by Pembina following the PGI Transaction and higher volumes at the Hythe Gas Plant and on the Dawson assets, combined with higher volumes at the Redwater complex due to a third-party outage in the fourth quarter of 2021 and at Younger. Volumes include 336 mboe/d (2021: nil) related to PGI and nil (2021: 90 mboe/d) related to Veresen Midstream.

Distributions from equity accounted investees	▲
$109 million (2021: nil) from PGI, $1 million (2021: $1 million) from Fort Corp, and no distributions (2021: $39 million) from Veresen Midstream. The increase in distributions is due to the same factors impacting share of profit from equity accounted investees discussed above.

Pembina Pipeline Corporation 2022 Annual Report 15

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)(5)
(1)    Includes inter-segment transactions. See Note 19 to the Consolidated Financial Statements.
(2)    Gas services and NGL services revenue include revenue generated from Pembina's gas services and NGL services assets within the Facilities operating segment, respectively.     For further details on Pembina’s assets, refer to Pembina's AIF for the year ended December 31, 2022.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.
(5)    Other includes other expense and net finance costs.
16 Pembina Pipeline Corporation 2022 Annual Report

Financial Overview for the 12 Months Ended December 31
Results of Operations

($ millions, except where noted)	2022	2021	Change
Gas Services revenue(1)(2)	536	675	(139)
NGL Services revenue(1)(2)	732	688	44
Facilities revenue(1)	1,268	1,363	(95)
Operating expenses(1)	511	471	40
Cost of goods sold(1)	6	6	—
Depreciation and amortization included in operations	196	214	(18)
Realized gain on commodity-related derivative financial instruments	(20)	(10)	(10)
Unrealized gain on commodity-related derivative financial instruments	(50)	(38)	(12)
Share of profit from equity accounted investees	108	80	28
Gross profit	733	800	(67)
Reportable segment earnings before tax	1,804	732	1,072
Adjusted EBITDA(3)	1,137	1,097	40
Volumes (mboe/d)(4)	859	870	(11)
Distributions from equity accounted investees	196	135	61

Changes in Results
Gas Services revenue(1)(2)	▼
Decrease largely due to the change in ownership of Pembina's formerly wholly-owned Field-based Gas Processing Assets as of August 15, 2022 as part of the PGI Transaction. The revenue from these assets is included in share of profit. Refer to the "About Pembina – Pembina Gas Infrastructure" section of this MD&A. This is partially offset by higher recoveries as a result of higher power and fuel costs.

NGL Services revenue(1)(2)	▲	Increase primarily due to higher recoveries at the Redwater complex as a result of higher power and fuel costs and the Prince Rupert Terminal being placed into service in March 2021.
Operating expenses(1)	▼
Increase largely due to an increase in power and fuel costs, the majority of which are recoverable, as a result of higher power pool prices and higher AECO prices during 2022 and higher integrity costs, partially offset by lower operating expenses due to the PGI Transaction.

Depreciation and amortization included in operations	▲
Decrease primarily due to a smaller asset base following the PGI Transaction, partially offset by higher asset retirements in 2022, combined with the Prince Rupert Terminal being placed into service in March 2021.

Realized and unrealized gain on commodity-related derivatives	▲
Pembina had certain gas processing fees tied to AECO prices and the increase in the AECO price resulted in gains recognized up until the completion of the PGI Transaction, at which point Pembina transferred the commodity-related derivatives to PGI as part of the contributed Field-based Gas Processing Assets.

Share of profit from equity accounted investees	▲
Increase primarily due to the contributions from PGI's gas processing assets, partially offset by interest expense on long-term debt, depreciation resulting from the PGI assets recorded at fair value, an unrealized loss on commodity-related derivatives, and income tax expense, compared to the contributions in 2021 when Pembina owned a 45 percent interest in Veresen Midstream.

Reportable segment earnings before tax	▲
Increase primarily due to the $1.1 billion gain recognized on the PGI Transaction in the third quarter of 2022, contributions from PGI, and a $21 million impairment charge recognized on Pembina's interest in Fort Corp. in 2021 compared to nil in 2022, partially offset by lower contribution from Gas Services resulting from the change in ownership of Pembina's formerly wholly-owned Field-based Gas Processing Assets as part of the PGI Transaction, and higher integrity costs.

Adjusted EBITDA(3)	▲
Increase primarily due to the contributions from certain PGI gas processing assets, including the Hythe Gas Plant, the Dawson Assets, the Cutbank Complex, and the Resthaven Facility, and realized gains on commodity-related derivatives recognized during the period, partially offset by lower contributions from Gas Services and higher integrity costs. Included in adjusted EBITDA is $135 million (2021: $201 million) related to Veresen Midstream and $230 million (2021: nil) related to PGI.

Volumes (mboe/d)(4)	▼
Decrease primarily due to the disposition of Pembina's interest in the E1 and E6 assets on October 1, 2022, partially offset by the volumes at the ETC operating plants recognized by Pembina following the PGI Transaction and higher volumes at the Hythe Gas Plant and on the Dawson assets, combined with higher volumes at Younger. Volumes include 57 mboe/d (2021: 87 mboe/d) related to Veresen Midstream and 126 mboe/d (2021: nil) related to PGI.

Distributions from equity accounted investees	▲
$66 million (2021: $131 million) from Veresen Midstream, $125 million (2021: nil) from PGI, and $5 million (2021: $4 million) from Fort Corp. The increase in distributions is due to the same factors impacting share of profit from equity accounted investees discussed above.

Pembina Pipeline Corporation 2022 Annual Report 17

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)(5)
(1)    Includes inter-segment transactions. See Note 19 to the Consolidated Financial Statements.
(2)    Gas services and NGL services revenue include revenue generated from Pembina's gas services and NGL services assets within the Facilities operating segment, respectively.     For further details on Pembina’s assets, refer to Pembina's AIF for the year ended December 31, 2022.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.
(5)    Other includes other expense and net finance costs.
18 Pembina Pipeline Corporation 2022 Annual Report

Financial and Operational Overview

	3 Months Ended December 31						12 Months Ended December 31
	2022			2021			2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Facilities(3)
Gas Services	588	82	182	677	85	172	653	1,506	706	669	420	640
NGL Services	211	65	108	189	79	113	206	305	438	201	312	457
General & administrative(4)	—	(2)	(2)	—	—	—	—	(7)	(7)	—	—	—
Total	799	145	288	866	164	285	859	1,804	1,137	870	732	1,097
(1)    Revenue volumes in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's gas and NGL services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2022.
(4)     Includes general & administrative expenses related to engineering & construction and business development within the Facilities operating segment. These expenses were included at the asset level in 2021 and elevated to the divisional level as at January 1, 2022.
Projects & New Developments(1)
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Hythe Developments	March 2021
Prince Rupert Terminal	March 2021
Vancouver Wharves Expansion	June 2021
Empress Cogeneration Facility	November 2022
During the fourth quarter, Pembina closed the previously announced transaction with Plains Midstream Canada ULC ("Plains") to sell Pembina's minority interest in certain assets currently part of the Empress NGL Extraction Facility, namely, the Empress I Plant, Empress I Expansion Plant, and the Empress VI Plant (collectively "E1 and E6") in consideration for a long-term processing agreement that provides Pembina the right to first priority for 750 mmcf/d of extraction capacity at all Plains-operated assets at Empress. In future periods, the financial impact associated with the processing agreement will be reported within the Marketing & New Ventures segment.
Subsequent to the fourth quarter, Pembina sanctioned construction of a new 55,000 bpd propane-plus fractionator ("RFS IV") at its existing Redwater fractionation and storage complex (the "Redwater Complex"). The project includes additional rail loading capacity at the Redwater Complex. RFS IV is expected to cost approximately $460 million and will leverage the design, engineering, and operating best practices of its existing facilities. Subject to regulatory and environmental approvals, RFS IV is expected to be in service in the first half of 2026.

RFS IV
Capital Budget: $460 million	In-service Date(2): First half of 2026	Status: Recently Announced
RFS IV is a 55,000 barrel per day, propane-plus fractionator at the Redwater Complex. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2022 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)     Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section.
Pembina Pipeline Corporation 2022 Annual Report 19

Marketing & New Ventures
Financial Overview for the Three Months Ended December 31
Results of Operations

($ millions, except where noted)	2022	2021	Change
Marketing revenue(1)	1,921	1,750	171
Cost of goods sold(1)	1,734	1,554	180
Net revenue(1)(2)	187	196	(9)
Depreciation and amortization included in operations	10	12	(2)
Realized (gain) loss on commodity-related derivative financial instruments	(10)	44	(54)
Unrealized loss (gain) on commodity-related derivative financial instruments	61	(54)	115
Share of (loss) profit from equity accounted investees	(14)	33	(47)
Gross profit	112	227	(115)
Reportable segment earnings before tax	96	220	(124)
Adjusted EBITDA(2)	171	183	(12)
Volumes (mboe/d)(3)	193	193	—
Distributions from equity accounted investees	29	37	(8)

Change in Results
Net revenue(1)(2)	▼
Decrease largely due to lower NGL margins as a result of lower propane prices and higher input natural gas prices and transportation costs, partially offset by higher margins on crude oil resulting from the higher prices across the crude oil complex.

Realized (gain) loss on commodity-related derivatives	▲	The realized gain is primarily due to a $16 million gain (2021: $47 million loss) on NGL-based derivative instruments due to the change in NGL market prices during the fourth quarter of 2022.
Unrealized loss (gain) on commodity-related derivatives	▼
Unrealized loss on commodity-related derivatives primarily due to losses on NGL-based derivatives and renewable power purchase agreements due to the increase in the forward prices for natural gas and the decrease in the forward prices for power during the fourth quarter of 2022, combined with contracts maturing in the period.

Share of (loss) profit from equity accounted investees	▼	Decrease largely due to a realized loss on commodity-related derivatives at Aux Sable related to Rich Gas premiums and gas supply and transport tied to AECO prices for the fourth quarter of 2022, combined with cancellation costs associated with CKPC.
Reportable segment earnings before tax	▼
Decrease largely due to losses on commodity-related derivatives for the fourth quarter of 2022 compared to gains recognized during the fourth quarter of 2021, lower contribution from Aux Sable, and lower margins on NGL sales, partially offset by higher margins on crude oil sales.

Adjusted EBITDA(2)	▼
Decrease largely due to the same items impacting reportable segment earnings before tax, discussed above, net of the unrealized loss on commodity-related derivatives and net finance income. Included in adjusted EBITDA is a loss of $12 million (2021: $38 million) related to Aux Sable.

Volumes (mboe/d)(3)	●	Consistent with the prior period. Revenue volumes include 35 mboe/d (2021: 35 mboe/d) related to Aux Sable.
Distributions from equity accounted investees	▼
$29 million (2021: $37 million) from Aux Sable. Decrease largely due to the same factors impacting share of (loss) profit from equity accounted investees discussed above excluding the cancellation costs associated with CKPC.

20 Pembina Pipeline Corporation 2022 Annual Report

Change in Adjusted EBITDA ($ millions)(2)

Change in Reportable Segment Earnings Before Tax ($ millions)(4)
(1)    Includes inter-segment transactions. See Note 19 to the Consolidated Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes. See the "Abbreviations" section of this MD&A for definition.
(4)    Other includes other expense, net finance costs, depreciation & amortization, and impairment expense.
Pembina Pipeline Corporation 2022 Annual Report 21

Financial Overview for the 12 Months Ended December 31
Results of Operations

($ millions, except where noted)	2022	2021	Change
Marketing revenue(1)	8,471	5,577	2,894
Cost of goods sold(1)	7,682	5,017	2,665
Net revenue(1)(2)	789	560	229
Depreciation and amortization included in operations	44	50	(6)
Realized loss on commodity-related derivative financial instruments	125	210	(85)
Unrealized gain on commodity-related derivative financial instruments	(83)	(35)	(48)
Share of profit from equity accounted investees	82	77	5
Gross profit	785	412	373
Reportable segment earnings before tax	708	374	334
Adjusted EBITDA(2)	721	420	301
Volumes (mboe/d)(3)	190	190	—
Distributions from equity accounted investees	134	100	34

Change in Results
Net revenue(1)(2)	▲
Higher margins on crude oil sales as a result of the higher prices across the crude oil complex contributed to a significant year-over-year increase for the marketing business, combined with contributions from natural gas marketing, where higher margins resulted from the increase in Chicago natural gas prices, partially offset by lower NGL margins as a result of higher input natural gas prices and transportation costs.

Realized loss on commodity-related derivatives	▲
The realized loss is primarily due to a $90 million (2021: $32 million) loss on crude oil-based derivative instruments and a $37 million (2021: $171 million) loss on NGL-based derivative instruments due to the change in NGL and crude oil market prices during 2022.

Unrealized gain on commodity-related derivatives	▲
Unrealized gain on commodity-related derivatives primarily due to gains on NGL-based derivatives and renewable power purchase agreements resulting from newly added contracts, partially offset by 2021 contracts maturing in the period.

Share of profit from equity accounted investees	●
Consistent with the prior period. Higher revenues at Aux Sable as a result of a wider AECO-Chicago natural gas price differential during 2022 and higher NGL margins were largely offset by a realized loss on commodity-related derivatives for the period and cancellation costs associated with CKPC.

Reportable segment earnings before tax	▲
Increase largely due to higher margins on crude oil and natural gas sales, lower realized losses and higher unrealized gains on commodity-related derivatives for the period compared to 2021, and a higher contribution from Aux Sable, partially offset by lower NGL margins and higher net finance costs related to foreign exchange losses in the period compared to gains in 2021.

Adjusted EBITDA(2)	▲
Increase largely due to the same items impacting reportable segment earnings before tax, discussed above, net of the unrealized gains on commodity-related derivatives, and higher net finance costs. Included in adjusted EBITDA is $116 million (2021: $100 million) related to Aux Sable.

Volumes (mboe/d)(3)	●	Consistent with the prior period. Revenue volumes include 36 mboe/d (2021: 36 mboe/d) related to Aux Sable.
Distributions from equity accounted investees	▲	$134 million (2021: $100 million) from Aux Sable. Increase largely due to the same factors impacting share of profit from equity accounted investees discussed above.

22 Pembina Pipeline Corporation 2022 Annual Report

Change in Adjusted EBITDA ($ millions)(2)

Change in Reportable Segment Earnings Before Tax(4) ($ millions)
(1)    Includes inter-segment transactions. See Note 19 to the Consolidated Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes. See the "Abbreviations" section of this MD&A for definition.
(4)    Other includes other expense, depreciation & amortization, and impairment expense.
Pembina Pipeline Corporation 2022 Annual Report 23

Financial and Operational Overview

	3 Months Ended December 31						12 Months Ended December 31
	2022			2021			2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	193	98	177	193	225	185	190	729	746	190	390	431
New Ventures(4)	—	(2)	(6)	—	(5)	(2)	—	(21)	(25)	—	(16)	(11)
Total	193	96	171	193	220	183	190	708	721	190	374	420
(1)    Marketed NGL volumes in mboe/d. Marketed NGL volumes. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2022.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The New Ventures group is responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with LNG, low-carbon commodities, and large-scale GHG emissions reductions.
Pembina has formed a partnership with the Haisla First Nation to develop the proposed Cedar LNG Project, a three million tonne per annum floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low-carbon, cost-competitive Canadian LNG for overseas markets. Cedar LNG will provide a valuable outlet for WCSB natural gas to access global markets, achieving higher prices for Canadian producers, contributing to lower overall emissions, and enhancing global energy security. Given Cedar LNG will be a floating facility, manufactured in the controlled conditions of a shipyard, it is expected that the project will have lower construction and execution risk. Further, powered by BC Hydro, Cedar LNG is expected to be one of the greenest LNG facilities in the world. The Environmental Assessment ("EA") was referred to the B.C. Ministers of Environment and Energy and Mines on November 16, 2022, and the decisions of the B.C. Ministers as well as the federal Minister of Environment and Climate Change are expected to be received in the first quarter of 2023.
As with most of Pembina's assets, Cedar LNG is expected to be structured as a tolling business providing a low risk, long-term cash flow stream, and strengthening Pembina's financial guardrails. Cedar LNG is in active commercial discussions with potential counterparties, all of which are investment grade, for long-term commitments, and is working towards the signing of definitive agreements prior to a final investment decision. Work with EPC contractors in the development of the floating LNG Facility continues. The four current work streams – engineering, regulatory, commercial discussions, and financing – are expected to converge for a final investment decision to be made by the third quarter of 2023.
Pembina and TC Energy Corporation ("TC Energy") continue to develop the Alberta Carbon Grid ("ACG"), a carbon transportation and sequestration platform that will enable Alberta-based industries to effectively manage their greenhouse gas emissions, contribute positively to Alberta's lower-carbon economy, and create sustainable long-term value for Pembina and TC Energy stakeholders. In 2022, the Government of Alberta announced that ACG was successfully chosen to move to the next stage of the province's carbon capture utilization and storage process in the Industrial Heartland. In 2022, Pembina and TC Energy progressed surface and sub-surface engineering and planning, continued with ongoing engagement with customers and stakeholders, and recently signed an evaluation agreement with the Government of Alberta. The first phase of the system is the Industrial Heartland project, which will have the potential of transporting and storing up to 10 million tonnes of carbon dioxide ("CO2") annually. Pembina and TC Energy are also exploring options to create several hubs throughout Alberta. The long-term vision is to annually transport and store up to 20 million tonnes of CO2 through several hubs across Alberta.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2022 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
24 Pembina Pipeline Corporation 2022 Annual Report

Corporate
Financial Overview for the Three Months Ended December 31
Results of Operations(1)

($ millions, except where noted)	2022	2021	Change
General and administrative	93	57	36
Other expense	2	26	(24)
Net finance costs	109	97	12
Reportable segment loss before tax	(206)	(181)	(25)
Adjusted EBITDA(2)	(82)	(46)	(36)

Change in Results
General and administrative	▼	Increase primarily due to higher long-term incentive costs driven by Pembina's performance relative to peers and the change in Pembina's share price, and higher consulting fees.
Other expense	▲	Decrease primarily due to lower restructuring costs recognized during the period compared to the fourth quarter of 2021.
Net finance costs	▼	Increase primarily due to higher interest on long-term debt as a result of higher interest rates during the period and lower interest income.
Reportable segment loss before tax	▼	Decrease primarily due to higher long-term incentive costs, consulting fees, and interest expense, partially offset by lower restructuring costs, discussed above.
Adjusted EBITDA(2)	▼	Decrease primarily due to higher long-term incentive costs and consulting fees, discussed above.
(1)    Includes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Financial Overview for the 12 Months Ended December 31
Results of Operations(1)

($ millions, except where noted)	2022	2021	Change
General and administrative	285	233	52
Other expense (income)	4	(268)	272
Net finance costs	418	394	24
Reportable segment loss before tax	(708)	(358)	(350)
Adjusted EBITDA(2)	(239)	(186)	(53)

Change in Results
General and administrative	▼	Increase primarily due to higher long-term incentive costs driven by Pembina's performance relative to peers and the change in Pembina's share price, and higher consulting fees and salaries and wages.
Other expense (income)	▼
Decrease in other income is primarily due to the receipt of the $350 million Arrangement Termination Payment in the third quarter of 2021, partially offset by lower restructuring costs and lower acquisition costs.

Net finance costs	▼
Increase primarily due to higher interest on long-term debt as a result of higher interest rates during 2022 and lower interest income, partially offset by lower interest expense associated with tax settlements.

Reportable segment loss before tax	▼
Decrease primarily due to the proceeds received from the Arrangement Termination Payment in the third quarter of 2021, combined with higher long-term incentive costs, consulting fees, interest expense and salaries and wages, discussed above, partially offset by lower restructuring costs and acquisition costs, discussed above.

Adjusted EBITDA(2)	▼	Decrease primarily due to higher long-term incentive costs, consulting fees, and salaries and wages costs, discussed above.
(1)    Includes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Pembina Pipeline Corporation 2022 Annual Report 25

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

As at December 31 ($ millions)	2022	2021
Working capital(1)	(684)	(1,145)
Variable rate debt(2)(3)
Senior unsecured credit facilities	771	910
Variable rate bank debt swapped to fixed	(338)	(316)
Total variable rate loans and borrowings outstanding (weighted average interest rate of 5.9% (2021: 1.1%))	433	594
Fixed rate debt(2)
Senior unsecured medium-term notes	9,200	9,700
Variable rate bank debt swapped to fixed	338	316
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 3.9% (2021: 3.9%))	9,538	10,016
Total loans and borrowings outstanding	9,971	10,610
Cash and unutilized debt facilities	2,181	2,469
Subordinated hybrid notes (weighted average interest rate of 4.8% (2021: 4.8%))	600	600
(1)    As at December 31, 2022, working capital included $600 million (2021: $1.0 billion) associated with the current portion of long-term debt.
(2)    Face value.
(3)    Includes U.S. $250 million variable rate debt outstanding at December 31, 2022 (2021: U.S. $250 million) and fully hedged at 1.45 percent.
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividend and to fund its capital expenditures in the short term and long term. Pembina expects to source funds required for debt maturities from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in this MD&A and Note 24 to the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase or redeem additional common or preferred shares.
As at December 31, 2022, Pembina's credit facilities consisted of: an unsecured $1.5 billion (2021: $2.5 billion) revolving credit facility, which includes a $750 million (2021: $750 million) accordion feature, which provides Pembina with the ability to increase the credit facility subject to lender approval, and matures in June 2027 (the "Revolving Facility"); an unsecured $1.0 billion (2021: nil) sustainability linked revolving credit facility, which matures in June 2026 (the "SLL Credit Facility"); an unsecured U.S. $250 million (2021: U.S. $250 million) non-revolving term loan, which matures in May 2025; and an operating facility of $20 million (2021: $20 million), which matures in May 2023 and is typically renewed on an annual basis (collectively, the "Credit Facilities"). There are no mandatory principal repayments due over the term of the Credit Facilities, with principal repayments not due until maturity. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. See "Liquidity & Capital Resources – Covenants" below for more information.
The SLL Credit Facility contains pricing adjustments that reduce or increase borrowing costs based on Pembina's performance relative to a GHG emissions intensity reduction performance target. Previously, Pembina announced its commitment to reduce its GHG emissions intensity by 30 percent by 2030, relative to baseline 2019 levels. The specific terms of the SLL Credit Facility include annual intermediate targets that align with Pembina's trajectory towards its 2030 target.
26 Pembina Pipeline Corporation 2022 Annual Report

Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
With the exception of the sustainability linked adjustments to borrowing costs, the terms and conditions of the SLL Credit Facility and the Revolving Facility, including financial covenants, are substantially similar to each other.
Financing Activity
On March 14, 2022, Pembina's $50 million senior unsecured medium term notes, series 3A, matured and were fully repaid.
On July 27, 2022, Pembina replaced its $2.5 billion revolving credit facility with two credit facilities: an unsecured $1.0 billion SLL Credit Facility that has a term of four years, maturing June 2026 and an amendment and restatement of the revolving facility into an unsecured $1.5 billion revolving credit facility, which includes a $750 million accordion feature and matures in June 2027.
In 2022, Pembina fully repaid and cancelled its non-revolving term loan for a total repayment of $500 million.
On October 24, 2022, Pembina's $450 million senior unsecured medium term notes, series 2, matured and were fully repaid.
Covenants
Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the Credit Facilities include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio as at December 31, 2022
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.38
Credit Facilities	Debt to Capital	Maximum 0.70	0.39
(1)    Terms as defined in relevant agreements.
Pembina was in compliance with all covenants under the note indenture governing its medium-term notes and the agreements governing its Credit Facilities as at December 31, 2022 (2021: in compliance).
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade counterparties. Pembina assesses all high exposure counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, and such assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $168 million (2021: $100 million) were held as at December 31, 2022, primarily in respect of customer trade receivables.
Pembina Pipeline Corporation 2022 Annual Report 27

Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit rating agencies comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's Fixed-To-Fixed Rate Subordinated Notes, Series 1 (the "Series 1 Subordinated Notes") and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to the Series 1 Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares, other than the Series 2021-A Class A Preferred Shares.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for further information.
28 Pembina Pipeline Corporation 2022 Annual Report

Contractual Obligations and Off-Balance Sheet Arrangements
Contractual Obligations
Pembina had the following contractual obligations outstanding as at December 31, 2022:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	906	104	175	143	484
Long-term debt(3)	16,355	1,092	2,150	2,184	10,929
Construction commitments(4)	710	423	53	28	206
Other	690	144	142	93	311
Total contractual obligations	18,661	1,763	2,520	2,448	11,930
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to nine years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 45 and 194 mbpd of NGL each year up to and including 2031. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 76 megawatts per day each year up to and including 2046.
(2)Includes terminals, rail, office space, land and vehicle leases.
(3)Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes. Excludes deferred financing costs.
(4)Includes required maintenance and/or turnarounds and excludes significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
As a result of the disposition of Pembina's Field-based Gas Processing Assets on August 15, 2022, Pembina's construction commitments were reduced by $264 million. Refer to the "About Pembina – Pembina Gas Infrastructure" section for further details on the PGI Transaction.
Off-Balance Sheet Arrangements
As at December 31, 2022, Pembina does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at December 31, 2022, Pembina had $198 million (2021: $135 million) in letters of credit issued.
Pembina Pipeline Corporation 2022 Annual Report 29

5. SHARE CAPITAL
Common Shares
On March 8, 2022, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company under the NCIB are cancelled. The NCIB expires on March 9, 2023 and Pembina expects to file a notice of intention with the TSX to renew the NCIB to purchase up to five percent of its outstanding common shares, subject to approval of the TSX.
The following table summarizes Pembina's share repurchases under its NCIB:

For the years ended December 31 (millions, except as noted)	2022	2021
Number of common shares repurchased for cancellation (thousands)	7,154	450
Average price per share	$46.55	$37.77
Total cost(1)	333	17
(1)    Total cost includes $204 million (2021: $13 million) charged to share capital and $129 million (2021: $4 million) charged to deficit.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
In connection with the closing of the PGI Transaction on August 15, 2022, Pembina's Board of Directors approved a $0.0075 per common share increase to its monthly common share dividend rate from $0.21 to $0.2175 per common share per month, commencing with the dividend paid on October 14, 2022.
On December 5, 2022, Pembina announced that it was moving from its current practice of paying monthly dividends to a quarterly common share dividend payment, following the monthly December 2022 dividend. Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the Board of Directors.
Subsequent to the end of the year, on February 23, 2023, Pembina announced that its Board of Directors had declared a common share cash dividend for the first quarter of 2023 of $0.6525 per share to be paid, on March 31, 2023, to shareholders of record on March 15, 2023.
Preferred Shares
On August 31, 2022, Pembina announced that it did not intend to exercise its right to redeem the eight million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 15 shares (the "Series 15 Class A Preferred Shares") outstanding on September 30, 2022. The annual dividend rate for the Series 15 Class A Preferred Shares for the five-year period from and including September 30, 2022 to, but excluding, September 30, 2027 is 6.164 percent.
On November 15, 2022, Pembina redeemed all of the 12 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 23 (the "Series 23 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 23 Class A Preferred Share. The total redemption price for the Series 23 Class A Preferred Shares was $300 million.

30 Pembina Pipeline Corporation 2022 Annual Report

Subsequent to the end of the year, on January 16, 2023, Pembina announced that it did not intend to exercise its right to redeem the ten million Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 25 (the "Series 25 Class A Preferred Shares") outstanding on February 15, 2023. The annual dividend rate for the Series 25 Class A Preferred Shares for the five-year period from and including February 15, 2023 to, but excluding, February 15, 2028 is 6.481 percent.
Subsequent to the end of the year, on January 30, 2023, Pembina announced that it did not intend to exercise its right to redeem the 16 million Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 21 (the "Series 21 Class A Preferred Shares") outstanding on March 1, 2023. The annual dividend rate for the Series 21 Class A Preferred Shares for the five-year period from and including March 1, 2023 to, but excluding March 1, 2028 will be 6.302 percent.
Subsequent to the end of the year, on February 14, 2023, holders of an aggregate of 1,028,130 of the 16 million Series 21 Class A Preferred Shares elected to convert, on a one-for-one basis, their Series 21 Class A Preferred Shares into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares"). As a result of the exercise of such conversion rights, on March 1, 2023, Pembina will have 14,971,870 Series 21 Class A Preferred Shares and 1,028,130 Series 22 Class A Preferred Shares issued and outstanding. The annual dividend rate applicable to the Series 22 Class A Preferred Shares for the three-month floating rate period from and including March 1, 2023, to, but excluding, June 1, 2023, will be 7.706 percent.
Preferred Share Dividends
Other than in respect of the Series 2021-A Class A Preferred Shares, the holders of Pembina's Class A Preferred Shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9 and 21 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Dividends are not payable on the Series 2021-A Class A Preferred Shares, nor shall any dividends accumulate or accrue, prior to delivery of Series 2021-A Class A Preferred Shares to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. Thereafter, dividends on the Series 2021-A Class A Preferred Shares are payable on the 25th day of January and July in each year, if, as and when declared by the Board of Directors.
Outstanding Share Data

Issued and outstanding (thousands)(1)	February 16, 2023
Common shares	550,336
Stock options	11,837
Stock options exercisable	7,380
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 9 Class A Preferred Shares	9,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 19 Class A Preferred Shares	8,000
Series 21 Class A Preferred Shares	16,000
Series 25 Class A Preferred Shares	10,000
(1)    Pembina issued 600,000 Series 2021-A Class A Preferred Shares to the Computershare Trust Company of Canada, to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes, in connection with the issuance of the Series 1 Subordinated Notes.
Pembina Pipeline Corporation 2022 Annual Report 31

6. CAPITAL EXPENDITURES

	3 Months Ended December 31		12 Months Ended December 31
($ millions)	2022	2021	2022	2021
Pipelines	78	123	342	475
Facilities	39	34	153	136
Marketing & New Ventures	6	6	59	21
Corporate and other projects	20	13	51	26
Total capital expenditures(1)	143	176	605	658
(1)    Includes $38 million for the three months ended December 31, 2022 (2021: $28 million) and $160 million for the twelve months ended December 31, 2022 (2021: $77 million) related to non-recoverable sustainment activities.
In both 2022 and 2021, Pipeline capital expenditures continued to be largely related to Pembina's Peace Pipeline system expansion projects. Pipeline capital expenditures in 2022 also included slope mitigation on the Syncrude and Horizon Pipeline systems. In 2022, Facilities capital expenditures were primarily related to continued expansion at the Empress Co-generation Facility. In 2021, Facilities capital expenditures were largely related to the expansion at Empress and the Prince Rupert Terminal. Marketing & New Ventures capital expenditures primarily related to the purchase of linefill for the Phase VII Peace Pipeline expansion in 2022 and offshore LNG activities in 2021. Corporate capital expenditures in 2021 and 2022 relate mainly to information technology infrastructure and systems development.
Contributions to Equity Accounted Investees

	3 Months Ended December 31		12 Months Ended December 31
($ millions)	2022	2021	2022	2021
Alliance	4	299	4	299
Aux Sable	1	1	3	2
Veresen Midstream	—	—	13	29
PGI	32	—	49	—
Cedar LNG	9	5	26	5
Total	46	305	95	335
Alliance contributions in 2021 were the result of early note redemptions in December 2021. Contributions to Veresen Midstream and PGI in 2022 (and Veresen Midstream in 2021) were to fund general capital expenditures. Contributions made to Cedar LNG in 2022 were to fund front-end engineering and design capital expenditures.

32 Pembina Pipeline Corporation 2022 Annual Report

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Volumes(1)(2)
Pipelines
Conventional Pipelines	1,024	977	937	897	959	918	892	862
Transmission Pipelines	593	577	564	621	616	595	685	674
Oil Sands Pipelines	976	977	975	975	996	1,050	1,050	1,051
Facilities
Gas Services	588	686	664	675	677	660	662	677
NGL Services	211	207	204	201	189	188	211	218
Total	3,392	3,424	3,344	3,369	3,437	3,411	3,500	3,482
(1)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Deferred Take-or-pay Revenue

($ millions)	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Pipelines
Opening balance	15	27	24	3	21	32	22	3
Revenue deferred	48	55	49	47	43	48	45	42
Revenue recognized	(60)	(67)	(46)	(26)	(61)	(59)	(35)	(23)
Ending take-or-pay contract liability balance	3	15	27	24	3	21	32	22
Facilities
Opening balance	—	—	1	—	—	3	1	—
Revenue deferred	—	—	2	1	—	—	2	1
Revenue recognized	—	(1)	—	—	—	(3)	—	—
Transfers to liabilities related to assets held for sale	—	3	(3)	—	—	—	—	—
Disposition(1)	—	(2)	—	—	—	—	—	—
Ending take-or-pay contract liability balance	—	—	—	1	—	—	3	1
(1)    Refer to Note 9 to the Consolidated Financial Statements for further information.
Pembina Pipeline Corporation 2022 Annual Report 33

Quarterly Financial Information

($ millions, except where noted)	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	2,699	2,779	3,095	3,038	2,560	2,149	1,902	2,016
Net revenue(1)	1,043	1,030	1,020	1,154	1,084	961	894	999
Operating expenses	240	225	211	193	206	187	186	182
Realized (gain) loss on commodity-related derivative financial instruments	(10)	19	49	47	36	43	33	88
Share of profit from equity accounted investees	79	123	74	85	83	75	52	71
Gross profit	681	874	711	857	785	682	550	630
Earnings	243	1,829	418	481	80	588	254	320
Earnings per common share – basic (dollars)	0.39	3.24	0.70	0.81	0.08	1.01	0.39	0.51
Earnings per common share – diluted (dollars)	0.39	3.23	0.69	0.81	0.08	1.01	0.39	0.51
Cash flow from operating activities	947	723	604	655	697	913	584	456
Cash flow from operating activities per common share – basic (dollars)	1.72	1.30	1.09	1.19	1.27	1.66	1.06	0.83
Adjusted cash flow from operating activities(1)	690	588	683	700	734	786	538	582
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.25	1.07	1.23	1.27	1.33	1.43	0.98	1.06
Common shares outstanding (millions):
Weighted average – basic	551	554	554	551	550	550	550	550
Weighted average – diluted	553	556	557	552	551	551	551	550
End of period	550	552	555	552	550	550	550	550
Common share dividends declared	359	354	349	347	346	347	347	346
Dividends per common share	0.65	0.64	0.63	0.63	0.63	0.63	0.63	0.63
Preferred share dividends declared	32	31	32	31	33	31	35	36
Capital expenditures	143	131	152	179	176	209	146	127
Contributions to equity accounted investees	46	24	6	19	305	18	—	12
Distributions from equity accounted investees	235	138	145	155	128	106	112	115
Adjusted EBITDA(1)	925	967	849	1,005	970	850	778	835
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
During the periods in the table above, Pembina's financial and operating results were impacted by the following factors and trends:
•New large-scale growth projects across Pembina's business being placed into service;
•Volatility in commodity market prices impacting margins within the marketing business, partially offset by Pembina's risk management program;
•Volatility in the AECO-Chicago natural gas price differential, power pool prices, foreign exchange rates, and inflation impacting operating results;
•The recovery in demand for commodities and global energy prices in 2021 following the start of the COVID-19 pandemic, which continued through 2022 due to supply concerns associated with the current conflict between Ukraine and Russia;
•Higher net finance costs impacting earnings associated with debt related to financing growth projects, volatility in foreign exchange rates and volatility in Pembina's share price impacting incentive costs;
•Impairments recognized on certain assets in Pipelines as a result of contract expirations in the fourth quarter of 2021;
•The receipt and associated tax of the $350 million Arrangement Termination Payment in the third quarter of 2021;
•Higher contributions made to Alliance to redeem all of its issued and outstanding senior notes in 2021;
•Higher number of common shares as a result of option exercises, partially offset by share repurchases; and
•The completion of the PGI Transaction, which resulted in a gain recognized by Pembina of $1.1 billion in the third quarter of 2022 and other impacts to Pembina's earnings; and
•The Ruby Settlement Agreement in the fourth quarter of 2022 with Ruby Pipeline, L.L.C. ("the Ruby Subsidiary") which provides for the payment from Pembina to the Ruby Subsidiary of U.S. $102 million in exchange for the release of Pembina from any causes of action arising in connection with, among other things, the prepetition distributions and the Ruby Subsidiary Bankruptcy (as defined below).
34 Pembina Pipeline Corporation 2022 Annual Report

Selected Quarterly Market Pricing

	2022				2021
($ average)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
WTI (USD/bbl)	82.64	91.56	108.41	94.29	77.19	70.50	66.07	57.84
FX (USD/CAD)	1.36	1.31	1.28	1.27	1.26	1.25	1.23	1.27
AECO Natural Gas (CAD/GJ)	5.29	5.50	5.95	4.35	4.68	3.15	2.70	2.77
Station 2 Natural Gas (CAD/GJ)	3.06	2.94	6.45	4.46	3.51	3.22	2.84	2.92
Chicago Citygate Natural Gas (USD/mmbtu)	5.86	7.86	6.97	5.74	5.87	3.40	2.74	2.61
Mt Belvieu Propane (USD/gal)	0.80	1.08	1.25	1.31	1.25	1.06	0.87	0.90
Pembina volume-weighted average share price	45.61	46.17	49.11	43.21	40.27	39.69	38.54	35.18

Pembina Pipeline Corporation 2022 Annual Report 35

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investment are reported as a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investments, as at December 31, 2022. The loans and borrowings are presented and classified by the division in which the results for the investment are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

As at December 31 ($ millions)(1)	2022	2021
Pipelines(2)	672	642
Facilities(3)	2,694	1,214
Marketing & New Ventures	—	1
Total	3,366	1,857
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
(2)    Balance includes $322 million (2021: $300 million) of loans and borrowings associated with Ruby, which were extinguished upon the completion of the sale of Ruby on January 13, 2023. Refer to "Financing Activities for Equity Accounted Investees" section below for further details.
(3)    Balance includes $330 million (2021: nil), Pembina's ownership share of $550 million (2021: nil) of loans and borrowings on a PGI credit facility funding the construction of the KAPS project, which will be extinguished upon the closing of the sale of KAPS in the second quarter of 2023.
Financing Activities for Equity Accounted Investees
The Ruby Subsidiary had U.S. $475 million principal amount (100 percent gross) of unsecured notes that matured on April 1, 2022 (the "2022 Notes"). On March 31, 2022, the Ruby Subsidiary filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Ruby Subsidiary Bankruptcy") as it lacked sufficient liquidity to satisfy its obligations under the 2022 Notes on the maturity date. On November 18, 2022, Pembina and certain of its subsidiaries entered into the Ruby Settlement Agreement with the Ruby Subsidiary which provides for the release of Pembina from any causes of action arising in connection with, among other things, the prepetition distributions and the Ruby Subsidiary Bankruptcy in exchange for a U.S. $102 million payment by Pembina to the Ruby Subsidiary. In January 2023, the United States Bankruptcy Court for the District of Delaware approved the Ruby Subsidiary's Chapter 11 plan of reorganization (the "Ruby Subsidiary Plan") and the Ruby Settlement Agreement. The Ruby Subsidiary Plan provides for the sale of the Ruby Subsidiary's reorganized equity to a third-party, which sale was completed on January 13, 2023, and the distribution of the sales proceeds and cash on hand of the Ruby Subsidiary to the creditors of the Ruby Subsidiary, including approximately U.S. $14 million to an affiliate of Pembina in respect of the subordinated notes issued by the Ruby Subsidiary to that Pembina affiliate. Following the completion of the sale of the Ruby Subsidiary's reorganized equity, Pembina ceased to have any ownership interest in the Ruby Pipeline.
On August 15, 2022, PGI closed $4.75 billion of syndicated credit facilities consisting of a $3.9 billion unsecured non-revolving term loan facility which matures August 2027, a $250 million unsecured revolving credit facility, which includes a $300 million accordion feature and matures August 2025, a $50 million unsecured operating credit facility which matures August 2024, and a $550 million unsecured revolving credit facility which matures August 2024 to fund the construction of the KAPS project (collectively, the "PGI Credit Facilities"). There are no mandatory principal repayments due over the term of the PGI Credit Facilities, with the exception of the prepayment of the $550 million unsecured revolving credit facility in connection with certain specified dispositions. Proceeds of the credit facilities were primarily used to fund a portion of the PGI Transaction including the repayment of Veresen Midstream's and ETC's credit facilities.
On August 15, 2022, Veresen Midstream repaid $2.6 billion of outstanding debt on its syndicated credit facilities. The credit facilities were cancelled upon repayment as part of the PGI Transaction.
36 Pembina Pipeline Corporation 2022 Annual Report

Between August 30, 2022, and October 28, 2022, PGI entered into floating-to-fixed interest rate swaps with a notional value of $1.95 billion. The floating debt is priced at CAD-BA-CDOR. The interest rate swaps mature July 2027. The weighted average hedge rate for the total notional amount is 3.66 percent.
On December 16, 2022, Alliance completed an extension on its unsecured credit agreement, for a weighted average tenor of 2.9 years, comprising of a $315 million non-revolving term loan facility, a $30 million revolving facility and operating facility, a U.S. $250 million non-revolving term loan facility, and a U.S. $30 million revolving facility and operating facility, which now matures on December 10, 2025.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Credit Risk for Equity Accounted Investees
At December 31, 2022, Pembina's various equity accounted investees held letters of credit totaling $75 million (2021: $73 million) primarily in respect of customer trade receivables.
Pembina Pipeline Corporation 2022 Annual Report 37

9. OTHER
Selected Annual Financial Information

($ millions, except where noted)	2022	2021	2020
Revenue	11,611	8,627	5,953
Earnings (loss)	2,971	1,242	(316)
Per common share - basic (dollars)	5.14	2.00	(0.86)
Per common share - diluted (dollars)	5.12	1.99	(0.86)
Total assets	31,475	31,456	31,416
Total non-current liabilities	13,640	14,703	14,620
Common share dividends declared ($ per share)	2.55	2.52	2.52
Preferred share dividends declared	126	135	151
See the "Quarterly Financial Information" section for the factors impacting the years ended December 31, 2022 and 2021. The increase in revenues, earnings and earnings per common share (basic and diluted) between 2020 and 2021 were largely due to the recovery in demand for commodities and global energy prices in 2021, combined with lower impairments recognized in 2021 largely related to certain Oil Sands assets compared to impairments recognized during the fourth quarter of 2020 associated with its investments in Ruby, CKPC and the assets associated with Jordan Cove, and the results from new assets going into service, partially offset by the deferred tax recovery on impairments in 2020 and higher losses on commodity-related derivative financial instruments in 2021.
Related Party Transactions
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina contracts capacity from certain of its equity accounted investees, advances funds to support operations, provides letters of credit, including financial guarantees, and provides services, on a cost recovery basis, to certain equity accounted investees. These services are provided under separate service agreements.
PGI
Pembina provides management services to PGI for a fixed fee of $52 million per year plus flow-through costs. Pembina also bills PGI for payments made by Pembina, on behalf of PGI, to third parties. Services provided to PGI in 2022 totaled $106 million. PGI provides Pembina with extraction services under long-term fee-for-service arrangements, with total services received by Pembina from PGI in 2022 of $11 million. As at December 31, 2022, trade receivables and other includes $41 million due from PGI.
Veresen Midstream
Until August 15, 2022, Pembina provided management services to Veresen Midstream for a fixed fee of $18 million per year plus flow-through costs. Pembina also provided transportation services to Veresen Midstream under long-term fee-for-service arrangements. Total services provided to Veresen Midstream in 2022 totaled $35 million (2021: $50 million).
Ruby
As at December 31, 2022, Pembina had an advance due from Ruby for U.S. $14 million as well as a provision payable to Ruby for U.S. $102 million, both of which are related to the Ruby Pipeline Bankruptcy. See "Selected Equity Accounted Investee Information – Financing Activities for Equity Accounted Investees" for further information.
Aux Sable
Pembina operates and provides oversight for the facilities owned by Aux Sable. As the operating partner, Pembina recovers operating costs, and other costs on a cost recovery basis. Total services provided by Pembina to Aux Sable in 2022 totaled $104 million (2021: $95 million).
38 Pembina Pipeline Corporation 2022 Annual Report

Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its marketing business and, as at December 31, 2022, the Company has entered into certain financial derivative contracts in order to manage commodity price, interest rate, cost of power and foreign exchange risk. These instruments are not used for trading or speculative purposes. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions. For more information on Pembina's derivative instruments, refer to Note 24 to the Consolidated Financial Statements.
Pension Plan
Pembina maintains defined contribution plans and defined benefit pension plans for employees and retirees. The defined benefit plans include a funded registered plan for all qualified employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. At the end of 2022, the pension plans carried a net asset of $6 million (2021: net obligation of $6 million). At December 31, 2022, plan obligations amounted to $218 million (2021: $274 million) compared to plan assets of $224 million (2021: $268 million). In 2022, the pension plans' expense was $23 million (2021: $30 million). Pembina's contributions to the pension plans totaled $15 million in 2022 (2021: $23 million).
Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Pembina maintains disclosure controls and procedures ("DC&P") designed to provide reasonable assurance that information required to be disclosed in Pembina's annual filings, interim filings and other reports filed or submitted by it under applicable securities laws is recorded, processed, summarized and reported accurately and in the time periods specified under such securities laws, and include controls and procedures designed to ensure such information is accumulated and communicated to Pembina's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. As at December 31, 2022, an evaluation of the effectiveness of the design and operation of Pembina's DC&P, as defined in Rule 13a – 15(e) and 15(d) – 15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109"), was carried out by management, including the President and Chief Executive Officer ("CEO") and the Senior Vice President and Chief Financial Officer ("CFO"). Based on the evaluation, the CEO and CFO have concluded that the design and operation of Pembina's DC&P were effective as at December 31, 2022 to ensure that material information relating to Pembina is made known to the CEO and CFO by others.
It should be noted that while the CEO and CFO believe that Pembina's DC&P provide a reasonable level of assurance that they are effective, they do not expect that Pembina's DC&P will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Pembina Pipeline Corporation 2022 Annual Report 39

Management's Annual Report on Internal Control over Financial Reporting
Pembina maintains internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a – 15(e) and 15(d) – 15(e) under the Exchange Act and NI 52-109.
Under the supervision and with the participation of our CEO and our CFO, management has conducted an evaluation of the effectiveness of our internal control over financial reporting, as at December 31, 2022 based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on management's assessment as at December 31, 2022, the CEO and CFO have concluded that Pembina's internal control over financial reporting is effective.
Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Pembina's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as at a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.
The effectiveness of internal control over financial reporting as at December 31, 2022 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included in the Consolidated Financial Statements.
Changes in Internal Control over Financial Reporting
There has been no change in Pembina's internal control over financial reporting that occurred during the year ended December 31, 2022 that has materially affected, or are reasonably likely to materially affect, Pembina's internal control over financial reporting.

40 Pembina Pipeline Corporation 2022 Annual Report

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Consolidated Financial Statements are described in Note 3. There were no new accounting standards or amendments to existing standards adopted in the 12 months ended December 31, 2022 that have a material impact on Pembina's financial statements.
New Standards and Interpretations Not Yet Adopted
The International Accounting Standards Board has issued the following standard and amendments to existing standards that are effective for periods on or after January 1, 2023, with early application permitted. Assessment of the impacts of these standards is ongoing, however, to date, no material impacts on Pembina's Consolidated Financial Statements have been identified.
•Definition of Accounting Estimates (Amendments to IAS 8);
•Disclosure Initiative – Accounting Policies (Amendments to IAS 1);
•IFRS 17 Insurance Contracts;
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);
•Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)(1); and
•Non-current Liabilities with Covenants (Amendments to IAS 1)(1).
(1)Effective for periods beginning on or after January 1, 2024.
Critical Accounting Judgments and Estimates
The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that are based on the facts and circumstances and estimates at the date of the Consolidated Financial Statements and affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Judgments, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Impacts of Geopolitical Events in Eastern Europe and the Ongoing Impact of the COVID-19 Pandemic
Geopolitical events in Eastern Europe and continuing events and conditions related to the COVID-19 pandemic are driving significant volatility in commodity prices and currencies, disruption of business operations and a significant increase in economic uncertainty and inflation. Management applied its judgment in determining the impact of the significant uncertainties created by these events and conditions when using estimates and judgments as well as when assessing fair values of assets and liabilities in the Consolidated Financial Statements.
Pembina Pipeline Corporation 2022 Annual Report 41

The following judgments and estimation uncertainties are those management considers material to the Consolidated Financial Statements:
Judgments
(i) Impairment of Non-Financial Assets
Assessment of impairment of non-financial assets is based on management's judgment of whether or not events or changes in circumstances indicate that the carrying value of an asset, investment, cash generating unit ("CGU") or group of CGUs may exceed its recoverable amount. The determination of a CGU is based on management's judgment and is an assessment of the smallest group of assets that generate cash inflows independently of other assets. When an impairment test is performed, the carrying value of a CGU or group of CGUs is compared to its recoverable amount, defined as the greater of fair value less costs of disposal and value in use. As such, the asset composition of a CGU or group of CGUs directly impacts both the carrying value and recoverability of the assets included therein.
(ii) Joint Control Over Joint Arrangements
The determination of joint control requires judgment about the influence Pembina has over decisions about the relevant activities of an arrangement and the extent of the benefits it obtains based on the facts and circumstances of the arrangement during the reporting period. Joint control exists when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Ownership percentage alone may not be a determinant of joint control.
Estimates
(i) Deferred Taxes
The calculation of the deferred tax asset or liability is based on assumptions about the timing of many taxable events and the enacted or substantively enacted rates anticipated to be applicable to income in the years in which temporary differences are expected to be realized or reversed. Deferred income tax assets are recognized to the extent that it is probable that the deductible temporary differences will be recoverable in future periods, and estimates and judgment are used in assessing the recognition. Estimates including, but not limited to, the timing of reversal and future taxability may differ on actual realization, and may result in an income tax charge or credit in future periods.
(ii) Impairment of Non-Financial Assets
In determining the recoverable amount of a CGU, a group of CGUs or an individual asset, management uses its best estimates of future cash flows, including considerations related to climate change, access to global markets and energy transition, and assesses discount rates to reflect management's best estimate of a rate that reflects a current market assessment of the time value of money and the specific risks associated with the underlying assets and cash flows.
(iii) Acquisition of an interest in a Joint Venture
Acquisitions of interests in joint ventures that meet the definition of a business involve application of the acquisition method of accounting in order to apply the equity method post-acquisition. The determination of fair value often requires management to make judgments about future possible events. The assumptions with respect to the fair value of consideration exchanged and intangible assets require the most judgment. Estimates of future cash flows, forecast revenue, contract renewal rates, and discount rates are made in determining the fair values of the businesses contributed to the joint venture and Pembina's share of the fair value of assets acquired and liabilities assumed. Changes in these assumptions or estimates used in determining the fair values of the businesses contributed or Pembina's share of acquired assets and liabilities could impact the amounts assigned to the investment in PGI, the gain on the disposition, as well as the assets, liabilities, intangible assets, goodwill and deferred taxes in the in-substance purchase price equation for the investment in PGI. Future earnings can be affected as a result of changes in Pembina's share of the joint venture's equity accounted profits or losses due to differences in future depreciation and amortization, asset or goodwill impairment.
42 Pembina Pipeline Corporation 2022 Annual Report

11. RISK FACTORS
Pembina's value proposition is based on balancing economic benefit against risk. Where appropriate, Pembina will seek to reduce risk. Pembina continually works to mitigate the impact of potential risks to its business by identifying all significant risks so that they can be appropriately managed. To assist with identifying and managing risk, Pembina has implemented a comprehensive Risk Management Program. The risks that may affect the business and operation of Pembina and its operating subsidiaries are described at a high level within this MD&A and more fully within Pembina's AIF, an electronic copy of which is available at www.pembina.com or on Pembina's SEDAR profile at www.sedar.com and which is filed under Form 40-F on Pembina's EDGAR profile at www.sec.gov. Further, additional discussion about counterparty risk, market risk, liquidity risk and additional information on financial risk management can be found in Note 24 of the Consolidated Financial Statements.
Risks Inherent in Pembina's Business
Commodity Price Risk
Pembina's business is exposed to commodity price volatility and a substantial decline in the prices of these commodities could adversely affect its financial results.
Certain of the transportation contracts or tolling arrangements with respect to Pembina's pipeline assets do not include take-or-pay commitments from crude oil and gas producers and, as a result, Pembina is exposed to volume risk with respect to those assets. A decrease in volumes transported can directly and adversely affect Pembina's revenues and earnings. The demand for, and utilization of, Pembina's pipeline assets may be impacted by factors such as changing market fundamentals, capacity bottlenecks, operational incidents, regulatory restrictions, system maintenance, weather and increased competition. Market fundamentals, such as commodity prices and price differentials, natural gas and gasoline consumption, alternative energy sources and global supply disruptions outside of Pembina's control can impact both the supply of and demand for the commodities transported on Pembina's pipelines. See "Reserve Replacement, Throughput and Product Demand" below.
Pembina's Marketing business includes activities related to product storage, terminalling, and hub services. These activities expose Pembina to certain risks relating to fluctuations in commodity prices and, as a result, Pembina may experience volatility in revenue and impairments related to the book value of stored product with respect to these activities. Primarily, Pembina enters into contracts to purchase and sell crude oil, condensate, NGL and natural gas at floating market prices and, as a result, the prices of products that are marketed by Pembina are subject to volatility as a result of factors such as seasonal demand changes, extreme weather conditions (the severity of which could increase due to climate change), market inventory levels, general economic conditions, the availability and price of transportation logistics, changes in commodity markets and other factors. Pembina manages its risk exposure by balancing purchases and sales to secure less volatile margins. Notwithstanding Pembina's management of price and quality risk, marketing margins for commodities can vary and have varied significantly from period to period in the past. This variability could have an adverse effect on the results of Pembina's Marketing business and its overall results of operations. To assist in reducing this inherent variability in its Marketing business, Pembina has invested, and will continue to invest, in assets that have a fee-based revenue component.
Pembina is also exposed to potential price declines and decreasing frac spreads between the time Pembina purchases NGL feedstock and sells NGL products. Frac spread is the difference between the revenue from the sale of NGL if removed from a gas stream and the value such NGL would have had if left in the gas stream and sold at natural gas prices. Frac spreads can change significantly from period to period depending on the relationship between NGL and natural gas prices (the "frac spread ratio"), absolute commodity prices, transport differentials and changes in the Canadian to U.S. dollar exchange rate. In addition to the frac spread ratio changes, there is also a differential between NGL product prices and crude oil prices which can change margins realized for midstream products. The amount of profit or loss made on the extraction portion of the business will generally increase or decrease with frac spreads. This exposure could result in variability of cash flow generated by the Marketing business, which could affect Pembina and the cash dividends that Pembina is able to distribute.
Pembina Pipeline Corporation 2022 Annual Report 43

Regulation and Legislation
Legislation in Alberta and British Columbia, the jurisdictions from which most products transported by Pembina are produced, exists to ensure that producers have fair and reasonable opportunities to produce, process and market their reserves. Regulatory authorities in Alberta and British Columbia may declare the operator of a pipeline a common carrier of crude oil, NGL or natural gas. Common carriers must not discriminate between producers who seek access to the pipeline. Regulatory authorities may also establish conditions under which the common carrier must accept and carry product, including the tariffs that may be charged. Producers and shippers may also apply to the appropriate regulatory authorities for a review of tariffs, and such tariffs may then be regulated if it is proven that the tariffs are not just and reasonable. The potential for direct regulation of tariffs for pipelines other than the Alliance Pipeline and the Cochin Pipeline (the tolls and tariffs of which are otherwise subject to CER oversight) and certain pipelines owned by Pembina's subsidiaries in British Columbia (the tolls and tariffs of which are otherwise subject to BCUC oversight), while considered remote by Pembina, could result in tariff levels that are less advantageous to Pembina and could impair the economic operation of such pipeline systems.
The AER is the primary regulatory body that oversees Pembina's Alberta-issued energy development permits, with some minor exceptions. Certain of Pembina's subsidiaries own pipelines in British Columbia, which are regulated by the BCER and the BCUC, and pipelines that cross provincial or international boundaries, which are regulated by the CER and/or the FERC and PHMSA. Certain of Pembina's operations and expansion projects are subject to additional regulations and, as Pembina's operations expand throughout Canada and North America, Pembina may be required to comply with the requirements of additional regulators and legislative bodies, including the IAAC, the BCEAO, the Ontario Energy Regulator, the Ontario Ministry of Natural Resources and Forestry, the Ontario Ministry of the Environment, Conservation and Parks, the Saskatchewan Ministry of Energy and Resources and Regulatory Services (Oil and Gas) under Manitoba Natural Resources and Northern Development.
In the U.S., FERC regulates interstate natural gas pipelines and the transportation of crude oil, NGL and refined products in interstate commerce. Under the NGA, FERC regulates the construction, extension, and abandonment of interstate natural gas pipelines and the rates, terms and conditions of service and other aspects of the business of interstate natural gas pipelines. Interstate natural gas pipelines rates, terms and conditions of service are filed at FERC and publicly available. Under the ICA, FERC regulates the rates, terms and conditions of the transportation in interstate commerce of crude oil, NGLs and refined products. Pipeline safety is regulated by the PHMSA, which sets standards for the design, construction, pressure testing, operation and maintenance, corrosion control, training and qualification of personnel, accident reporting and record keeping. The Office of Pipeline Safety, within the PHMSA, inspects and enforces the pipeline safety regulations across the U.S. All regulations and environmental, safety and economic compliance obligations are subject to change at the initiative of FERC, PHMSA or other United States Federal agencies with jurisdiction over aspects of the operations of pipelines, including environmental, economic and safety regulations. Changes by FERC in its regulations or policies could adversely impact Pembina's natural gas pipelines, making the construction, extension, expansion or abandonment of such pipelines more costly, causing delay in the permitting of such projects or impacting the likelihood of success of completion of such projects. Similarly, changes in FERC's regulations or policies could adversely impact the rates that Pembina's FERC-regulated pipelines are able to charge and how such pipelines do business, whether such pipelines are regulated by FERC pursuant to the NGA or the ICA. Pembina continually monitors existing and changing regulations in all jurisdictions in which it currently operates, or into which it may expand in the future, and the potential implications to its operations; however, Pembina cannot predict future regulatory changes, and any such compliance and regulatory changes in any one or multiple jurisdictions could have a material adverse impact on Pembina, its financial results and its Shareholders.

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In 2019, the federal government overhauled the environmental assessment and federal energy regulation regime in Canada. The National Energy Board ("NEB") and NEB Act were replaced by the CER and the CER Act. Similarly, the Canadian Environmental Assessment Act, 2012 (Canada) ("CEAA") was replaced by the Impact Assessment Act (Canada) ("IAA") and the Canadian Environmental Assessment Agency was replaced by the new IAAC as the authority responsible for conducting all federal impact assessments (formerly "environmental assessments") for certain designated projects under the IAA. The list of designated projects which are subject to mandatory assessment under the IAA is similar to the list under the CEAA; however, the length of new pipelines for which an impact assessment is required has been increased from 40 km to 75 km. The IAA also contains a broader project assessment process than under the CEAA and provides for enhanced consultation with groups that may be affected by proposed projects, while also expanding the scope of factors and considerations that are required to be taken into account under the project assessment process. The CER continues to oversee approved federal, interprovincial and international energy projects in a manner similar to the former regime under the NEB, with new projects being referred to a review panel under the IAA. On July 16, 2020, the federal government published the Strategic Assessment of Climate Change ("SACC") under the provisions for such assessments in the IAA. The SACC imposes the new requirements regarding GHG emissions planning on projects subject to the IAA and has also been incorporated in legacy assessments begun under the CEAA but concluded by the IAAC.
Relatively few projects have been subject to the new federal impact assessment regime to date and Pembina continues to actively monitor developments in this area. To the extent these changes lengthen the review timeline for projects or expand the scope of the matters to be considered, the new regime could materially impact the amount of time and capital resources required by Pembina to seek and obtain approval to construct and operate international or interprovincial pipelines or other projects designated pursuant to the IAA project list or ministerial designation powers under the IAA. Indications are that the SACC and new guidance which is yet to be released on a "best in class" approach to GHG emissions requirements will strictly limit GHG emissions from IAA-regulated projects, in support of the federal government's net-zero by 2050 goal discussed under "Environmental Costs and Liabilities" below. The ongoing development of the CER Act and IAA regime could therefore materially and directly impact Pembina's business and financial results, and could indirectly affect Pembina's business and financial results by impacting the financial condition and growth projects of its customers and, ultimately, production levels and throughput on Pembina's pipelines and in its facilities. The uncertainty surrounding the impact of the IAA is currently heightened because, on May 10, 2022, the Alberta Court of Appeal held that the IAA is unconstitutional. The federal government has appealed this decision to the Supreme Court of Canada, with a hearing currently scheduled for March 2023. Pembina continues to monitor these developments.
In addition to the direct regulation of pipelines and midstream facilities, Pembina's business and operations may also be adversely affected by changes in regulations or polices that regulate upstream and/or downstream activities, including, but not limited to, land sales, exploration, development and retail and consumer uses. Pembina's business and financial condition may also be influenced by federal and foreign legislation affecting, in particular, foreign investment, through legislation such as the Competition Act (Canada), the Investment Canada Act (Canada) and equivalent legislation in foreign jurisdictions.
There can be no assurance that changes to income tax laws, regulatory and environmental laws or policies and government incentive programs relating to the pipeline or crude oil and natural gas industry will not adversely affect Pembina or the value of its securities.

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Operational Risks
Operational risks include, but are not limited to: pipeline leaks; the breakdown or failure of equipment, pipelines and facilities, information systems or processes; the compromise of information and control systems; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); releases at truck terminals and hubs; releases associated with the loading and unloading of potentially harmful substances onto rail cars and trucks; adverse sea conditions (including storms and rising sea levels) and releases or spills from shipping vessels loaded at Pembina's marine terminal; failure to maintain adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third-party systems or refineries, which may prevent the full utilization of Pembina's facilities and pipelines; and catastrophic events, including, but not limited to, those related to climate change and extreme weather events, including fires, floods and other natural disasters, explosions, train derailments, earthquakes, widespread epidemics or pandemic outbreaks (including the COVID-19 pandemic), acts of civil protest or disobedience, terrorism or sabotage, and other similar events, many of which are beyond the control of Pembina and all of which could result in operational disruptions, damage to assets, related releases or other environmental issues, and delays in construction, labour and materials. Pembina may also be exposed from time to time to additional operational risks not stated in the immediately preceding sentence. In addition, the consequences of any operational incident (including as a result of adverse sea conditions) at Vancouver Wharves and the Prince Rupert Terminal or involving a vessel receiving products from Vancouver Wharves or the Prince Rupert Terminal, may be even more significant as a result of the complexities involved in addressing leaks and releases occurring in the ocean or along coastlines and/or the repair of marine terminals. Any leaks, releases or other incidents involving such vessels, or other similar operators along the West Coast, could result in significant harm to the environment, curtailment of, or disruptions of and/or delays in, offshore shipping activity in the affected areas, including Pembina's ability to effectively carry on operations at Vancouver Wharves and the Prince Rupert Terminal. The occurrence or continuance of any of the foregoing events could increase the cost of operating Pembina's assets or reduce revenue, thereby impacting earnings. Additionally, facilities and pipelines are reliant on electrical power for their operations. A failure or disruption within the local or regional electrical power supply or distribution or transmission systems could significantly affect ongoing operations. Further, a significant increase in the cost of power or fuel could have a materially negative effect on the level of profit realized in cases where the relevant contracts do not provide for recovery of such costs.
Pembina is committed to preserving customer and shareholder value by proactively managing operational risk through safe and reliable operations. Senior managers are responsible for the supervision of operational risk by ensuring appropriate policies, procedures and systems are in place within their business units and internal controls are operating efficiently. Pembina also has an extensive program to manage pipeline system integrity, which includes the development and use of in-line inspection tools and various other leak detection technologies. Pembina’s maintenance, inspection, excavation and repair programs are focused on risk mitigation and, as such, integrity maintenance programs are developed and resources are directed to areas based on continual risk assessments and infrastructure is replaced or repaired as required to ensure that Pembina’s assets are operated safely and reliably. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences. In addition, Pembina has a comprehensive Security Management Program designed to reduce security-related risks.

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Inflation
The general rate of inflation impacts the economies and business environments in which Pembina operates. In response to sustained, elevated global inflationary pressures resulting from, among other things, the COVID-19 pandemic and the conflict between Ukraine and Russia, major central banks, including the Bank of Canada and the U.S. Federal Reserve, increased benchmark interest rates multiple times throughout 2022 and in early 2023 and may continue to raise them again in the future. Increased inflation and any economic conditions resulting from additional governmental attempts to reduce inflation, including the imposition of higher interest rates or wage and price controls, may negatively impact levels of demand for Pembina's services and cost of inputs, and could, accordingly, have a negative impact on Pembina's business, financial condition and results of operations. Higher interest rates as a result of inflation could negatively impact the Company's borrowing costs, which could, in turn, have a negative impact on Pembina's cash flow and ability to service obligations under its debt securities and other debt obligations, and impact Pembina's ability to sanction new projects.
Completion and Timing of Expansion Projects
The successful completion of Pembina's growth and expansion projects is dependent on a number of factors outside of Pembina's control, including the impact of general economic, business and market conditions, availability of capital on terms and rates acceptable to Pembina, receipt of regulatory approvals, reaching long-term commercial arrangements with customers in respect of certain portions of the expansions, construction schedules, commissioning difficulties or delays and costs that may change depending on supply, demand and/or inflation, labour, materials and equipment availability, contractor non-performance, acts of civil protest or disobedience, terrorism or sabotage, weather conditions, cost of engineering services, and change in governments that granted the requisite regulatory approvals. There is no certainty, nor can Pembina provide any assurance, that necessary regulatory approvals will be received on terms that maintain the expected return on investment associated with a specific project, or at all, or that satisfactory commercial arrangements with suppliers or customers will be entered into on a timely basis, or at all, or that third parties will comply with contractual obligations in a timely manner. Factors such as special interest group opposition, Indigenous, landowner and other stakeholder consultation requirements, civil protest or disobedience, changes in shipper support, and changes to the legislative or regulatory framework could all have an impact on meeting contractual and regulatory milestones. As a result, the cost estimates and completion dates for Pembina's major projects may change during different stages of the project. Greenfield and early stage projects face additional challenges, including securing leases, easements, rights-of-way, permits and/or licenses from landowners or governmental authorities allowing access for such purposes, as well as Indigenous consultation requirements. Accordingly, actual costs and construction schedules may vary from initial estimates and these differences can be significant, and certain projects may not proceed as planned, or at all. Further, there is a risk that maintenance will be required more often than currently planned or that significant maintenance capital projects could arise that were not previously anticipated.
Under most of Pembina's construction and operating agreements, the Company is obligated to construct the facilities and pipelines regardless of delays and cost increases and Pembina bears the risk for any cost overruns. Future agreements entered into with customers with respect to expansions may contain similar conditions. While Pembina is not currently aware of any significant undisclosed cost overruns with respect to its current projects at the date hereof, any such cost overruns may adversely affect the economics of particular projects, as well as Pembina's business operations and financial results, and could reduce Pembina's expected return on investment which, in turn, could reduce the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations.
See "General Risk Factors – Additional Financing and Capital Resources" and "Customer Contracts" below.

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Possible Failure to Realize Anticipated Benefits of Corporate Strategy
Pembina evaluates the value proposition for new investments, acquisitions and divestitures on an ongoing basis. Planning and investment analysis is highly dependent on accurate forecasting assumptions and, to the extent that these assumptions do not materialize, financial performance may be lower or more volatile than expected. Volatility in the economy, change in cost estimates, failure to obtain regulatory approvals and permits, project scoping and risk assessment could result in decreased returns and loss in profits for Pembina.
As part of its ongoing strategy, Pembina may complete acquisitions of assets or other entities in the future. Achieving the benefits of completed and future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Pembina's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Pembina. In particular, large scale acquisitions may involve significant pricing and integration risk. The integration of acquired businesses and entities requires the dedication of substantial management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may also result in the loss of key employees and the disruption of ongoing business, customer and employee relationships, which may adversely affect Pembina's ability to achieve the anticipated benefits of any acquisitions. Acquisitions may also expose Pembina to additional risks, including risks relating to entry into markets or businesses in which Pembina has little or no direct prior experience, increased credit risks through the assumption of additional debt, costs and contingent liabilities and exposure to liabilities of the acquired business or assets.
As part of its value proposition evaluation, Pembina may also desire to divest assets to optimize its operations and financial performance. Pembina may, however, be unable to sell certain assets or, if Pembina is able to sell certain assets, it may not receive the optimal or desired amount of proceeds from such asset sales. Additionally, the timing to close any asset sales could be significantly different than Pembina's expected timeline.
See "General Risk Factors – Additional Financing and Capital Resources" below.
Joint Ownership and Third-Party Operators
Certain of Pembina's assets are jointly owned and are governed by partnership or shareholder agreements entered into with third-parties. As a result, certain decisions relating to these assets require the approval of a simple majority of the owners, while others require unanimous approval of the owners. In addition, certain of these assets are operated by unrelated third-party entities. The success of these assets is, to some extent, dependent on the effectiveness of the business relationship and decision-making among Pembina and the other joint owner(s) and the expertise and ability of any third-party operators to operate and maintain the assets. While Pembina believes that there are prudent governance and other contractual rights in place, there can be no assurance that Pembina will not encounter disputes with joint owners or that assets operated by third parties may not perform as expected. Such events could impact operations or cash flows of these assets or cause them to not operate as Pembina expects which could, in turn, have a negative impact on Pembina's business operations and financial results, and could reduce Pembina's expected return on investment, thereby reducing the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations.

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Reserve Replacement, Throughput and Product Demand
Pembina's pipeline revenue is based on a variety of tolling arrangements, including fee-for-service, cost-of-service agreements and market‑based tolls. As a result, certain pipeline revenue is heavily dependent upon throughput levels of crude oil, condensate, NGL and natural gas. Future throughput on crude oil, NGL and natural gas pipelines and replacement of crude oil and natural gas reserves in the service areas will be dependent upon the activities of producers operating in those areas as they relate to exploiting their existing reserve bases and exploring for and developing additional reserves, and technological improvements leading to increased recovery rates. Similarly, the volumes of natural gas processed through Pembina's gas processing assets depends on the production of natural gas in the areas serviced by the gas processing business and associated pipelines. Without reserve additions, or expansion of the service areas, volumes on such pipelines and in such facilities would decline over time as reserves are depleted. As crude oil and natural gas reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower cost alternatives for transportation. If, as a result, the level of tolls collected by Pembina decreases, cash flow available for dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations could be adversely affected.
Over the long-term, the ability and willingness of shippers to continue production will also depend, in part, on the level of demand and prices for crude oil, condensate, NGL and natural gas in the markets served by the crude oil, NGL and natural gas pipelines and gas processing and gathering infrastructure in which Pembina has an interest. Producers may shut-in production at lower product prices or higher production costs.
Global economic events may continue to have a substantial impact on the prices of crude oil, condensate, NGL and natural gas. Pembina cannot predict the impact of future supply/demand or economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel efficiency and energy generation in the energy and petrochemical industries or future demand for and prices of natural gas, crude oil, condensate and NGL. A lower commodity price environment will generally reduce drilling activity and, as a result, the demand for midstream infrastructure could decline. Producers in the areas serviced by Pembina may not be successful in exploring for and developing additional reserves or achieving technological improvements to increase recovery rates and lower production costs during periods of lower commodity prices, which may also reduce demand for midstream infrastructure.
Future prices of these hydrocarbons are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other crude oil and natural gas producing regions, all of which are beyond Pembina's control. The rate and timing of production from proven natural gas reserves tied into gas plants is at the discretion of producers and is subject to regulatory constraints. Producers have no obligation to produce from their natural gas reserves, which means production volumes are at the discretion of producers. Lower production volumes may increase the competition for natural gas supply at gas processing plants, which could result in higher shrinkage premiums being paid to natural gas producers. In addition, lower production volumes may lead to less demand for pipelines and processing capacity and could adversely impact Pembina's ability to re-contract on favourable terms with shippers as current agreements expire.
Pembina's gas processing assets are connected to various third-party trunk line systems. Operational disruptions or apportionment on those third-party systems may prevent the full utilization of Pembina's gas processing assets, which may have an adverse effect on Pembina's business.

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Competition
Pembina competes with other pipeline, midstream, marketing and gas processing, fractionation and handling/storage service providers in its service areas as well as other transporters of crude oil, NGL and natural gas. The introduction of competing transportation alternatives into Pembina's service areas could limit Pembina's ability to adjust tolls as it may deem necessary and could result in the reduction of throughput in Pembina's pipelines. Additionally, potential pricing differentials on the components of NGL may result in these components being transported by competing gas pipelines. Pembina is determined to meet, and believes that it is prepared for, these existing and potential competitive pressures, including through agreements which provide for areas of dedication over the geographic areas in which Pembina's pipeline infrastructure is located. Pembina also competes with other businesses for growth and business opportunities, including competition related to potential greenfield development opportunities, which could impact its ability to grow through acquisitions and developments and could impact earnings and cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations.
Reliance on Principal Customers
Pembina sells services and products to large customers within its area of operations and relies on several significant customers to purchase product for the Marketing business. If for any reason these parties are unable to perform their obligations under the various agreements with Pembina, the revenue and dividends of the Company and the operations of Pembina could be negatively impacted, which could also adversely affect the cash flow available for dividends and to service obligations under Pembina's debt securities and other debt obligations. See "General Risk Factors – Counterparty Credit Risk" below.
Customer Contracts
Throughput on Pembina's pipelines is governed by transportation contracts or tolling arrangements with various crude oil and natural gas producers. Pembina is party to numerous contracts of varying durations in respect of its gas gathering, processing and fractionation facilities as well as its terminalling and storage services. Any default by counterparties under such contracts or any expiration or early termination of such contracts or tolling arrangements without renewal or replacement, provided that such contracts are material to Pembina's business and operations, may have an adverse effect on Pembina's business and results from operations and there is no guarantee that any of the contracts that Pembina currently has in place will be renewed at the end of their term, including on terms favourable to Pembina, or replaced with other contracts in the event of early termination. Further, some contracts associated with the services described above are comprised of a mixture of firm and non-firm commitments. The revenue that Pembina earns on non-firm or firm commitments without take-or-pay service is dependent on the volume of crude oil, condensate, NGL and natural gas produced by producers in the relevant geographic areas. Accordingly, lower production volumes in these areas, including for reasons such as low commodity prices, may have an adverse effect on Pembina's revenue, which could also adversely affect the cash flow available for dividends and to service obligations under Pembina's debt securities and other debt obligations.

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Risks Relating to Leases and Rights of Way Access
Certain Pembina facilities and associated infrastructure are located on lands leased or licensed from third parties and such leases and licenses must be renewed from time to time. Failure to renew the leases or licenses on terms acceptable to Pembina could significantly reduce the operations of such facilities and could result in related decommissioning costs for Pembina, pursuant to the terms of such leases or licenses. Successful development of new pipelines or extensions to existing pipelines depends in part on securing leases, easements, rights-of-way, permits and/or licenses from landowners or governmental authorities allowing access for such purposes. The process of securing rights-of-way or similar access is becoming more complex, particularly in more densely populated, environmentally sensitive and other areas. The inability to secure such rights-of-way or similar access could have an adverse effect on Pembina's operations and financial results.
Urban Encroachment Near Leases and Rights of Way

Pembina operates certain assets in or near urban areas. Land use decisions made by municipal governments or other authorities may increase or introduce exposure to the public within defined emergency planning zones, particularly for high vapour pressure (HVP) pipelines. This can increase the potential severity and likelihood of public safety impacts should a failure event occur. Urban encroachment may result in incremental capital expenditures to increase pipeline wall thickness and re-route pipelines so that emergency planning zones can be reduced in size or avoid areas of development. Operational pressures may also be required to be lowered, which reduces throughput. These issues could impact the competitiveness of certain assets and Pembina’s ability to meet customer demand.
Reputation
Reputational risk is the potential risk that market- or company-specific events, or other factors, could result in the deterioration of Pembina's reputation with key stakeholders. Pembina's business and operations, projects and growth opportunities require us to have strong relationships with key stakeholders, including local communities, Indigenous communities and other groups directly impacted by the Company's activities, as well as governments and government agencies.
The potential for deterioration of Pembina's reputation exists in many business decisions, which may negatively impact Pembina's business and the value of its securities. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity, regulatory and legal, and technology risks, among others, must all be managed effectively to safeguard Pembina's reputation. Pembina's reputation could also be impacted by the actions and activities of other companies operating in the energy industry, particularly other energy infrastructure providers, over which Pembina has no control. In particular, Pembina's reputation could be impacted by negative publicity related to pipeline incidents, expansion plans or new projects or due to opposition from civilians or organizations opposed to energy, oil sands and pipeline development and, particularly, with transportation of production from oil sands producing regions. Further, Pembina's reputation could be negatively impacted by changing public attitudes towards climate change and the perceived causes thereof, over which the Company has no control. Negative impacts resulting from a compromised reputation, whether caused by Pembina's actions or otherwise, could include revenue loss, reduction in customer base, delays in obtaining regulatory approvals with respect to growth projects, reduced access to capital or decreased value of Pembina's securities and reduced insurance capacity and coverage.

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Environmental Costs and Liabilities
Pembina's operations, facilities and petroleum product shipments are subject to extensive national, regional and local environmental, health and safety laws and regulations governing, among other things, discharges to air, land and water, the handling and storage of petroleum products and hazardous materials, waste disposal, the protection of employee health, safety and the environment, and the investigation and remediation of contamination. Pembina's facilities may experience incidents, malfunctions or other unplanned events that may result in spills or emissions and/or result in personal injury, fines, penalties, other sanctions or property damage. Pembina may also incur liability for environmental contamination associated with past and present activities and properties.
Pembina's facilities and pipelines must maintain a number of environmental and other permits from various governmental authorities in order to operate, and these facilities are subject to inspection and audit from time to time. Failure to maintain compliance with regulatory and permit requirements could result in operational interruptions, fines or penalties, or the need to install additional pollution control technology. Licenses and permits must be renewed from time to time and there is no guarantee that a license or permit will be renewed on the same or similar conditions as it was initially granted. There can be no assurance that Pembina will be able to obtain all licenses, permits, registrations, approvals and authorizations that may be required to conduct operations that it may wish to undertake. Further, if at any time regulatory authorities deem any of Pembina's pipelines or facilities unsafe or not in compliance with applicable laws, they may order such facilities to be shut down. Certain significant environmental legislative initiatives that may materially impact Pembina's business and financial results and conditions are outlined below.
On June 29, 2021, the federal government enacted the Canadian Net-Zero Emissions Accountability Act ("Net-Zero Act"), which legislated a federal commitment to achieve net-zero GHG emissions by 2050 and a nearer-term target of the federal government's Nationally Determined Contribution under the Paris Climate Agreement, which currently is a 40-50% GHG emissions reduction by 2030. The upstream crude oil and natural gas industry is expected to contribute a significant amount of the reduction needed to achieve these goals. On March 29, 2022, the federal government released the first plan under the Net-Zero Act, the "2030 Emissions Reduction Plan". The federal government's net-zero strategy includes a number of specific measures described below, but is also expected to affect the decision-making of all federal government bodies, including federal regulators, consistent with, for instance, the application of the SACC to projects subject to the IAA, as described above.
The federal government has mandated a pan-Canadian carbon price pursuant to the GGPPA. The carbon price is $65 per tonne in 2022, rising by $15 per tonne per year until 2030 to a then price of $170 per tonne. The GGPPA establishes a set of minimum national standards for carbon pricing in Canada, which standards apply to provinces that otherwise fail to impose adequate provincial carbon pricing measures. A revised minimum national benchmark released in August 2021 under the GGPPA increased the stringency of the pan-Canadian carbon price and the 2030 Emissions Reduction Plan stated the federal government will explore ways to maintain the carbon price against future legislative changes. In 2021, a majority of the Supreme Court of Canada confirmed that the carbon pricing regime established under the GGPPA is constitutional. The increasing carbon price and any potential future amendments to the GGPPA may impose additional costs on the operations of Pembina and Pembina's customers.
The federal Regulations Respecting Reduction in the Release of Methane and Certain Volatile Organic Compounds (Upstream Oil and Gas Sector) ("Federal Methane Regulations"), which require reduction of fugitive and vented gas emissions from the upstream oil and gas sector, came into force on January 1, 2020. The federal government published a discussion paper in March, 2022 and confirmed that the stringency of the Federal Methane Regulations will increase in order to achieve a reduction of oil and gas methane emissions by at least 75 percent below 2012 levels by 2030. Draft regulations to implement this commitment are expected to be released in early 2023 and finalized in 2024, with effect from 2025 onward. The Federal Methane Regulations may impose additional costs on the operations of Pembina and Pembina's customers.

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On June 21, 2022, the federal Clean Fuel Regulations came into force, which will require all producers and importers of gasoline and diesel in Canada to reduce or offset the carbon intensity of the fuels they produce or import. The Clean Fuel Regulations are intended to facilitate a decrease in the carbon intensity of gasoline and diesel used in Canada by approximately 15 percent below 2016 levels by 2030, with reductions beginning in 2023. The potential costs and benefits of the Clean Fuel Regulations to Pembina and its customers are continuing to be assessed.
In the 2030 Emissions Reduction Plan and a discussion paper which followed, the federal government has proposed to cap and reduce oil and gas sector GHG emissions in order to achieve an overall reduction of GHG emissions from the sector of 32% below 2005 levels by 2030. The details of this cap and reduction strategy are still in development and Pembina continues to actively monitor such developments.
Alberta currently satisfies federal requirements with respect to output-based carbon pricing for large emitters but has been and continues to be subject to the federal fuel charge pursuant to the GGPPA as of January 1, 2020.
The Technology Innovation and Emissions Reduction Regulation ("TIER") is Alberta's output-based carbon pricing regime for large emitters. The TIER facilitates emissions reductions relative to facilities that emitted 100,000 tonnes of GHGs or more in 2016 or any subsequent year. The TIER also allows facilities emitting less than 100,000 tonnes of GHGs but more than 2,000 tonnes of GHGs to opt-in and apply to be regulated as an aggregate facility. Facilities which are subject to the TIER are exempt from the federal output-based carbon price included in the GGPPA as the regimes are currently deemed equivalent. This equivalence may be re-evaluated as the federal government increases the stringency of the benchmark under the GGPPA, but the TIER has, to date, kept pace with that benchmark, including through a December 2022 ministerial order confirming that the TIER carbon price will align with the GGPPA carbon price between 2023 and 2030. Amendments to the TIER came into force on January 1, 2023 and include, among other things, the addition of emissions associated with flaring to the regulated emissions of aggregate oil and gas facilities and the annual tightening of emission reduction benchmarks. As at December 31, 2022, Pembina had ten processing facilities, along with three aggregate facilities (as a result of the opt-in option) subject to the TIER. At present, the operational and financial impacts of TIER are minimal and are anticipated to not change substantially over the next few years, subject to any significant increase in carbon price that may be imposed on Alberta pursuant to the GGPPA, the Net-Zero Act or resulting policies. As more facilities expand and increase production, it is anticipated that additional facilities will become subject to the TIER. The potential costs and benefits to Pembina of those facilities under the TIER are continuing to be assessed.
By an equivalency agreement with the federal government, which came into force October 26, 2020, the Federal Methane Regulations do not currently apply in Alberta. The application of the Federal Methane Regulations in Alberta may change in 2025 or earlier as the federal government works to meet its desired GHG emissions reduction targets. The Methane Emission Reduction Regulation came into force in Alberta on January 1, 2020, and, along with certain AER Directives, imposes largely the same constraints as the Federal Methane Regulations. The Federal Methane Regulations apply in Ontario and Manitoba but not currently, by equivalency agreements similar to that in effect in Alberta, in British Columbia or Saskatchewan.
The Government of Alberta, in its climate change legislation and guidelines, has legislated an overall cap on oil sands GHG emissions. The legislated emissions cap on oil sands operations has been set to a maximum of 100 megatonnes in any year. Oil sands operations emitted approximately 83 megatonnes per year as of 2019. This legislated cap may limit oil sands production growth in the future, and its interaction with the proposed federal oil and gas sector emissions cap is unknown at this time.

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Pembina is subject to regulation by the AER under the AER's liability management framework, including the Licensee Management Program, the Inventory Reduction Program, the Licensee Liability Rating Program and the Large Facility Liability Management Program. As of December 1, 2021, Directive 088 came into force and will replace the AER's current Licensee Liability Rating Program over time. Directive 088 institutes a wholistic assessment regime with several different regulatory tools not limited to the current use of security deposits. This wholistic regime currently applies to licence transfers and has implemented the Inventory Reduction Program. Under the Inventory Reduction Program, which became effective on January 1, 2022, all licensees that have liability associated with inactive infrastructure are required to spend a specified amount each year on reclamation activities, or post equivalent security with the AER.
Pembina is subject to regulation by the BCER under the new Permittee Capability Assessment program, which became effective on April 1, 2022. The Permittee Capability Assessment program is aligned with the intent of the AER's Directive 088 to assess licensees wholistically. It assesses the overall risk of the licensee by examining both financial health measures and deemed liabilities. Licensees are then required to provide security deposits or reduce their deemed liabilities such that their assessed risk under the Permittee Capability Assessment program is reduced to zero in a given year. Failure to do so may restrict the licensee's ability to transfer licenses or result in enforcement action by the BCER. Pursuant to the Energy Statutes Amendment Act, 2022 (British Columbia), the BCER will have broadened authority to impose liability for cleanup, restoration and management of oil and gas infrastructure sites on directors or officers of a current of former permittee, or on a "responsible person," which is broadly defined to include those holding a legal or beneficial interest in petroleum or natural gas rights, production or profits associated with the oil and gas activity at issue, among others. These changes introduced by the Energy Statutes Amendment Act, 2022 (British Columbia) will come into force by future regulation, the timing of which is uncertain.
Policy reviews relating to climate change, liability management and other environmental issues are ongoing in the jurisdictions in which Pembina operates. Through active participation with industry associations and direct engagement with regulatory bodies, Pembina will continue to monitor and assess for material impacts to Pembina's business as regulations and policies continue to be developed.
While Pembina believes its current operations are in material compliance with applicable environmental, health and safety laws, there can be no assurance that substantial costs or liabilities will not be incurred as a result of non-compliance with such laws. Moreover, it is possible that other developments, such as changes in environmental, health and safety laws, regulations and enforcement policies thereunder, including with respect to climate change, claims for damages to persons or property resulting from Pembina's operations, and the discovery of pre-existing environmental liabilities in relation to Pembina's existing or future properties or operations, could result in significant costs and liabilities to Pembina. If Pembina is not able to recover the resulting costs or increased costs through insurance or increased tolls, cash flow available to pay dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations could be adversely affected.
Changes in environmental, health and safety regulations and legislation, including with respect to climate change, may also impact Pembina's customers and could result in crude oil and natural gas development and production becoming uneconomical, which would impact throughput and revenue on Pembina's systems and in its facilities.
See "Risk Inherent in Pembina's Business – Reserve Replacement, Throughput and Product Demand" above.
While Pembina maintains insurance for damage caused by seepage or pollution from its pipelines or facilities in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to 30 days. Although Pembina believes it has adequate pipeline monitoring systems in place to monitor for a significant spill of product, if Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may lapse and may not be available.

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Abandonment Costs
Pembina is responsible for compliance with all applicable laws and regulations regarding the dismantling, decommissioning, environmental, reclamation and remediation activities associated with abandonment of its pipeline systems and other assets at the end of their economic life, and these abandonment costs may be significant. An accounting provision is made for the estimated cost of site restoration and is capitalized in the relevant asset category. A provision is recognized if, as a result of a past event, Pembina has a present legal or constructive obligation that can be reliably estimated, and it is probable that an outflow of economic benefits will be required to settle the obligation. Pembina's estimates of the costs of such abandonment or decommissioning could be materially different than the actual costs incurred. For more information with respect to Pembina's estimated net present value of decommissioning obligations, see Note 15 to the Consolidated Financial Statements.
The proceeds from the disposition of certain assets, including in respect of certain pipeline systems and line fill, may be available to offset abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund additional reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available to pay for dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations.
To the best of its knowledge, Pembina has complied in all material respects with CER requirements relative to its wholly-owned CER-regulated pipelines for abandonment funding and has completed the compliance-based filings that are required under the applicable CER rules and regulations regarding the abandonment of its pipeline systems and assets. Pembina also has ownership in CER-regulated pipelines including in respect of the Alliance Pipeline, the Tupper pipelines and the Kerrobert pipeline, which are operated by or with its joint venture partners. Pembina and the joint venture partner in each case are responsible for the abandonment funding and the submission of the CER-compliance based filings for those CER-regulated pipelines. Pembina will continue to monitor any regulatory changes prior to the next five-year review and will complete the annual reporting as required by the CER.
Operating and Capital Costs
The operating and capital costs of Pembina's assets may vary considerably from current and forecasted values and rates and represent significant components of the cost of providing service. In general, as equipment ages, costs associated with such equipment may increase over time. In addition, operating and capital costs may increase as a result of a number of factors beyond Pembina's control, including general economic, business and market conditions and supply, demand and/or inflation in respect of required goods and/or services. Dividends may be reduced if significant increases in operating or capital costs are incurred and this may also impact the ability of Pembina to service obligations under its debt securities and other debt obligations.
Although certain operating costs are recaptured through the tolls charged on natural gas volumes processed and crude oil and NGL transported, respectively, to the extent such tolls escalate, producers may seek lower cost alternatives or stop production of their crude oil and/or natural gas.

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Hedging Activities
The Company utilizes financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price, interest rate, cost of power and foreign exchange risks. As an example of commodity price mitigation, the Company actively fixes a portion of its exposure to fractionation margins through the use of derivative financial instruments. Additionally, Pembina's Marketing business is also exposed to variability in quality, time and location differentials for various products, and financial instruments may be used to offset the Company's exposures to these differentials. However, these hedging arrangements may expose the Company to risk of financial loss in certain circumstances. Further, certain hedging arrangements may limit the benefit the Company would otherwise receive from increases in commodity price, decreases in interest rates and changes in foreign exchange rates. The Company does not trade financial instruments for speculative purposes. Commodity price fluctuations and volatility can also impact producer activity and throughput in Pembina's infrastructure, which is discussed in more detail below.
For more information with respect to Pembina's financial instruments and financial risk management program, see Note 24 to the Consolidated Financial Statements.
Risks Relating to NGL by Rail
Pembina's operations include rail loading, offloading and terminalling facilities. Pembina relies on railroads and trucks to distribute its products for customers and to transport raw materials to its processing facilities. Costs for environmental damage, damage to property and/or personal injury in the event of a railway incident involving hydrocarbons have the potential to be significant. At this time, the Railway Safety Act (Canada), which governs the operation of railway equipment, does not contemplate regulatory enforcement proceedings against shippers, but consignors and shippers may be subject to regulatory proceedings under the Transportation of Dangerous Goods Act (Canada), which specifies, among other things, the obligations of shippers to identify and classify dangerous goods, select appropriate equipment and prepare shipping documentation. While the Canada Transportation Act was amended in 2015 to preclude railway companies from shifting liability for third-party claims to shippers by tariff publication alone, major Canadian railways have adopted standard contract provisions designed to implement such a shift. Under various environmental statutes in both Canada and the U.S., Pembina could be held responsible for environmental damage caused by hydrocarbons loaded at its facilities or being carried on its leased rail cars. Pembina partially mitigates this risk by securing insurance coverage, but such insurance coverage may not be adequate in the event of an incident.
Railway incidents in Canada and the U.S. have prompted regulatory bodies to initiate reviews of transportation rules and publish various directives. Regulators in Canada and the U.S. have begun to phase-in more stringent engineering standards for tank cars used to move hydrocarbon products, which require all North American tank cars carrying crude oil or ethanol to be retrofitted and all tank cars carrying flammable liquids to be compliant in accordance with the required regulatory timelines. In addition, in 2020, the Government of Canada directed industry to review and update the rules regarding the transportation of crude oil and liquefied petroleum gas. While most legislative and regulatory changes apply directly to railway companies, costs associated with retrofitting locomotives and rail cars, implementing safety systems, increased inspection and reporting requirements may be indirectly passed on to Pembina through increased freight rates and car leasing costs. In addition, regulators in Canada and the U.S. have implemented changes that impose obligations directly on consignors and shippers, such as Pembina, relating to the certification of product, equipment procedures and emergency response procedures.
In the event that Pembina is ultimately held liable for any damages resulting from its activities relating to transporting NGL by rail, for which insurance is not available, or increased costs or obligations are imposed on Pembina as a result of new regulations, this could have an impact on Pembina's business, operations and prospects and could impact earnings and cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations.
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Risks Related to Diluent Usage in the Oilsands
Oil sands production continues to rely on diluent (primarily condensate) blending to enable transportation of bitumen to markets via pipeline or rail. A shortage, or increase in the price, of diluent may cause oil sands producers' transportation costs to increase, which may result in less demand for the Company's services and have a negative impact on Pembina's financial performance and cash flows. Further, oil sands producers continue to invest in and evaluate technologies and methodologies to reduce the volume of diluent required for product transport. Constraints of diluent supply in the market or increases in diluent costs may accelerate such producers' investments in diluent replacement technologies. A material reduction in diluent demand from oil sands producers, whether as a result of decreased supply, or increased prices, of diluent or due to the successful implementation of diluent reduction technologies, could reduce volumes shipped on Pembina's pipeline assets and reduce demand for capacity at certain of Pembina's facilities particularly for fractionation services, which could, in either case, have a negative impact on Pembina's financial performance and cash flows.
Risk Factors Relating to the Securities of Pembina
Dilution of Shareholders
Pembina is authorized to issue, among other classes of shares, an unlimited number of Common Shares for consideration on terms and conditions as established by the Board of Directors without the approval of Shareholders in certain instances. Existing Shareholders have no pre-emptive rights in connection with such further issuances. Any issuance of Common Shares may have a dilutive effect on existing Shareholders.
Risk Factors Relating to the Activities of Pembina and the Ownership of Securities
The following is a list of certain risk factors relating to the activities of Pembina and the ownership of its securities:
•the level of Pembina's indebtedness from time to time could impair Pembina's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise, which may have an adverse effect on the value of Pembina's securities;
•the uncertainty of future dividend payments by Pembina and the level thereof, as Pembina's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Pembina and its subsidiaries, financial requirements for Pembina's operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends;
•Pembina may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of Pembina which may be dilutive to the holders of Pembina's securities;
•the inability of Pembina to manage growth effectively, and realize the anticipated growth opportunities from acquisitions and new projects, could have an adverse impact on Pembina's business, operations and prospects, which may also have an adverse effect on the value of Pembina's securities; and
•the market value of the Common Shares may deteriorate materially if Pembina is unable to meet its cash dividend targets or make cash dividends in the future.

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Market Value of Common Shares and Other Securities
Pembina cannot predict at what price the Common Shares, Class A Preferred Shares or other securities issued by Pembina will trade in the future. Common Shares, Class A Preferred Shares and other securities of Pembina will not necessarily trade at values determined solely by reference to the underlying value of Pembina's assets. One of the factors that may influence the market price of the Common Shares and the Class A Preferred Shares is the annual dividend yield of such securities. An increase in interest rates may lead holders and/or purchasers of Common Shares or Class A Preferred Shares to demand a higher annual dividend yield, which could adversely affect the market price of the Common Shares or Class A Preferred Shares. In addition, the market price for Common Shares and the Class A Preferred Shares may be affected by announcements of new developments, changes in Pembina's operating results, failure to meet analysts' expectations, changes in credit ratings, changes in general market conditions, fluctuations in the market for equity or debt securities and other factors beyond the control of Pembina.
Shareholders are encouraged to obtain independent legal, tax and investment advice with respect to the holding of Common Shares or Class A Preferred Shares and other securities issued by Pembina.
General Risk Factors
Health and Safety
The operation of Pembina's business is subject to hazards of gathering, processing, transporting, fractionating, storing and marketing hydrocarbon products. Such hazards include, but are not limited to: blowouts; fires; explosions; gaseous leaks, including sour natural gas; migration of harmful substances; oil spills; corrosion; and acts of vandalism and terrorism. These hazards may interrupt operations, impact Pembina's reputation, cause loss of life or personal injury to the Company's workers or contractors, result in loss of or damage to equipment, property, information technology systems, related data and control systems or cause environmental damage that may include polluting water, land or air. Further, several of the Company's pipeline systems and related assets are operated in close proximity to populated areas and a major incident could result in injury or loss of life to members of the public. A public safety incident could also result in reputational damage to the Company, material repair costs or increased costs of operating and insuring Pembina's assets.
Additional Financing and Capital Resources
The timing and amount of Pembina's capital expenditures and contributions to equity accounted investees, and the ability of Pembina to repay or refinance existing debt as it becomes due, directly affects the amount of cash available for Pembina to pay dividends. Future acquisitions, expansions of Pembina's assets, other capital expenditures and the repayment or refinancing of existing debt as it becomes due may be financed from sources such as cash generated from operations, the issuance of additional Common Shares, Class A Preferred Shares or other securities (including debt securities) of Pembina and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina, or at all, to make additional investments, fund future expansions or make other required capital expenditures. During periods of weakness in the global economy, and, in particular, the commodity-related industry sectors, Pembina may experience restricted access to capital and increased borrowing costs. The ability of Pembina to raise capital depends on, among other factors, the overall state of capital markets, Pembina's credit rating, investor demand for investments in the energy industry and demand for Pembina's securities. To the extent that external sources of capital, including the issuance of additional Common Shares, Class A Preferred Shares or other securities or the availability of additional credit facilities, become limited or unavailable on acceptable terms, or at all, due to credit market conditions or otherwise, the ability of Pembina to make the necessary capital investments to maintain or expand its operations, to repay outstanding debt or to invest in assets, as the case may be, may be impaired. To the extent Pembina is required to use operating cash flow to finance capital expenditures or acquisitions or to repay existing debt as it becomes due, the level of dividends payable may be reduced.

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Counterparty Credit Risk
Counterparty credit risk represents the financial loss Pembina may experience if a counterparty to a financial instrument or commercial agreement fails to meet its contractual obligations to Pembina in accordance with the terms and conditions of such instruments or agreements with Pembina. Counterparty credit risk arises primarily from Pembina's short-term investments, trade and other receivables, advances to related parties and from counterparties to its derivative financial instruments.
Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Pembina manages counterparty credit risk through established credit management techniques, including conducting comprehensive financial and other assessments on all high exposure new counterparties. Pembina utilizes various sources of financial, credit and business information in assessing the creditworthiness of a counterparty, including external credit ratings, where available, and, in other cases, detailed financial statement analysis in order to generate an internal credit rating based on quantitative and qualitative factors. The establishment of counterparty exposure limits is governed by a Board-designated counterparty exposure limit matrix which represents the maximum dollar amounts of counterparty exposure by debt rating that can be approved for a particular counterparty.
Financial assurances from counterparties may include guarantees, letters of credit and cash. As at December 31, 2022, letters of credit totaling approximately $168 million (December 31, 2021: $100 million) were held primarily in respect of customer trade receivables.
Pembina has typically collected its receivables in full. At December 31, 2022, approximately 98 percent (December 31, 2021: 98 percent) of receivables were current. Pembina has a general lien and a continuing and first priority security interest in, and a secured charge on, all of a shipper's petroleum products in its custody. The risk of non-collection is considered to be low and no material impairment of trade and other receivables has been made as of the date hereof.
Pembina monitors and manages its concentration of counterparty credit risk on an ongoing basis. Pembina also evaluates counterparty risk from the perspective of future exposure with existing or new counterparties that support future capital expansion projects. Pembina believes these measures are prudent and allow for effective management of its counterparty credit risk but there is no certainty that they will protect Pembina against all material losses. As part of its ongoing operations, Pembina must balance its market and counterparty credit risks when making business decisions.
Debt Service
As at December 31, 2022, Pembina had exposure to floating interest rates on approximately $433 million (2021: $594 million) in debt. Certain borrowings which occur under floating rates have been swapped to fixed rates using derivative financial instruments.
Pembina and its subsidiaries are permitted to borrow funds to finance the purchase of pipelines and other energy infrastructure assets, to fund capital expenditures or other financial obligations or expenditures in respect of such assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash flow available for dividends on Common Shares. Pembina is also required to meet certain financial covenants under the credit facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. In addition, the borrowing costs under the SLL Credit Facility are based on Pembina's performance relative to a GHG emissions intensity reduction performance target. To the extent that Pembina is unable to meet that GHG emissions intensity reduction performance target, or the annual intermediate GHG emissions intensity reduction targets, Pembina's borrowing costs under the SLL Credit Facility will increase, which may adversely affect Pembina's financial position.
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The lenders under Pembina's credit facilities have been provided with guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default, payments to the lenders under its credit facilities will rank in priority to dividends.
Although Pembina believes its existing credit facilities are sufficient for its immediate liquidity requirements, there can be no assurance that the amount available thereunder will be adequate for the future financial obligations of Pembina or that additional funds will be able to be obtained on terms acceptable to Pembina, or at all.
Credit Ratings
Rating agencies regularly evaluate Pembina and base their ratings of Pembina's long-term and short-term debt and Class A Preferred Shares on a number of factors. These factors include Pembina's financial strength as well as factors not entirely within Pembina's control, including conditions affecting the industry in which Pembina operates generally and the wider state of the economy. A credit rating downgrade could also limit Pembina’s access to debt and preferred share markets.
Pembina's borrowing costs and ability to raise funds are also directly impacted by its credit ratings. Credit ratings may also be important to suppliers or counterparties when they seek to engage in certain transactions with Pembina. A credit rating downgrade may impair Pembina's ability to enter into arrangements with suppliers or counterparties, engage in certain transactions, limit Pembina's access to private and public credit markets or increase the costs of borrowing under its existing credit facilities. There can be no assurance that one or more of Pembina's credit ratings will not be downgraded.
Reliance on Management, Key Individuals and a Skilled Workforce
Pembina is dependent on senior management and directors of the Company in respect of the governance, administration and management of all matters relating to Pembina and its operations and administration. The loss of the services of key individuals could have a detrimental effect on Pembina. In addition, Pembina's operations require the retention and recruitment of a skilled workforce, including engineers, technical personnel and other professionals. Pembina competes with other companies in the energy industry for this skilled workforce. If the Company is unable to retain current employees and/or recruit new employees of comparable skill, knowledge and experience, Pembina's business and operations could be negatively impacted. The costs associated with retaining and recruiting key individuals and a skilled workforce could adversely affect Pembina's business opportunities and financial results and there is no assurance that Pembina will continue to attract and retain all personnel necessary for the development and operation of its business.
Indigenous Land Claims and Consultation Obligations
Indigenous people have claimed title and rights to a considerable portion of the lands in western Canada. The successful assertion of Indigenous title or other Indigenous rights claims may have an adverse effect on western Canadian crude oil and natural gas production or oil sands development and may result in reduced demand for Pembina's assets and infrastructure that service those areas, which could have a material adverse effect on Pembina's business and operations.
In Canada, the federal and provincial governments (the "Crown") have a duty to consult and, when appropriate, accommodate Indigenous peoples when the interests of the Indigenous peoples may be affected by a Crown action or decision. Crown actions include the decision to issue a regulatory approval relating to activities that may impact Indigenous rights, interests or lands. The Crown may rely on steps undertaken by a regulatory agency to fulfill its duty to consult and accommodate in whole or in part. Therefore, the processes established by regulatory bodies, such as the AER, the BCER, the BCEAO and the CER, often include an assessment of Indigenous rights claims and consultation obligations. While the Crown holds ultimate responsibility for ensuring consultation is adequate, this issue is often a major aspect of regulatory permitting processes. If a regulatory body, or the Crown itself, determines that the duty to consult has not been appropriately discharged relative to the issuance of regulatory approvals required by Pembina, the issuance of such approvals may be delayed or denied, thereby impacting Pembina's Canadian operations.

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As described in "Regulation and Legislation" above, the CER Act, IAA, and associated amendments to the Fisheries Act (Canada) and the Canadian Navigable Waters Act (Canada) replaced previously applicable regimes in 2019. A number of the federal regulatory process amendments pertained to the participation of Indigenous groups and the protection of Indigenous and treaty rights. The now-current legislation generally codifies existing law and practice with respect to these matters. For example, decision makers are now expressly required to consider the effects (positive or negative) of a proposed project on constitutionally-protected Indigenous rights, as well as Indigenous peoples themselves, and ensure that consultation is undertaken during the planning phase of impact assessment processes. The legislation also creates a larger role for Indigenous governing bodies in the impact assessment process (enabling the delegation of certain aspects of the impact assessment process to such groups) and requires decision makers to consider Indigenous traditional knowledge in certain cases.
The federal government is advancing recognition of Indigenous rights across Canada. As part of these efforts, the federal government enacted the United Nations Declaration on the Rights of Indigenous Peoples ("UNDRIP") Act on June 21, 2021. The purpose of the legislation is to affirm the application of the UNDRIP in Canadian law, but the practical effects of the legislation are yet to be determined as it only requires the government to prepare and implement an action plan for this application, and annually report on its progress. Structurally similar legislation was enacted by British Columbia in 2019; the Declaration on the Rights of Indigenous Peoples Act ("DRIPA").
The DRIPA is just one piece of the Government of British Columbia's strategy to include greater First Nation involvement in regulatory decision-making. The recognition of Indigenous rights is also facilitated by the renewed British Columbia Environmental Assessment Act (the "EA Act") that came into force in late 2019. The EA Act is designed as a "consent-based" environmental assessment model and is intended to support reconciliation with Indigenous peoples and the implementation of the UNDRIP. The legislation requires the BCEAO to seek participating Indigenous groups' consent with respect to, among other things, the decision to issue an environmental assessment certificate to a given project. While the EA Act does not strictly require consent in most cases, the legislation creates significant participation opportunities for Indigenous groups during environmental assessments. Furthermore, the Government of British Columbia is beginning to explore bilateral "Consent Decision-Making Agreements" under the DRIPA which require First Nation consent for certain resource development projects, with one such agreement announced on June 6, 2022. These developments may increase the time required to obtain regulatory approvals or the risk of such approvals and thereby impact Pembina's operations in British Columbia.
Pembina continues to actively monitor the development of the regulations required to facilitate the implementation of the UNDRIP Act, DRIPA, EA Act and the impact that other federal and provincial government initiatives on Indigenous rights may have on its business.

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In addition, Pembina is monitoring the impact of the recent judgments of the Supreme Court of British Columbia with respect to First Nation claims, including the claim brought by the Blueberry River First Nation ("BRFN") against British Columbia relating to the cumulative impact of industrial development within the BRFN treaty area and the claim brought by Saik'uz First Nation and Stellat'en First Nation (collectively "Saik'uz") in nuisance against the Crown and private company Rio Tinto Alcan Inc. The judgments have contributed to the acceleration of the Government of British Columbia's imposition of additional requirements to obtain regulatory approvals for developing pipelines or associated facilities and could cause delays, suspensions, or deferrals in the development of such facilities. They may also impact the current and future activities of producers operating in British Columbia and cause them to decrease production, which could, in turn, reduce such producers' demand for Pembina's existing pipeline capacity and processing assets, and may have an adverse effect on Pembina's business. On January 18, 2023, the Government of British Columbia and BRFN announced that they had reached the Blueberry River First Nations Implementation Agreement in response to the BRFN decision. The agreement creates a framework for how resource development may continue within the BRFN claim area, which includes, among other things, limiting new surface disturbances from oil and gas development in BRFN's claim area to 750 hectares per year while a long-term cumulative effects management regime is developed and implemented. Beyond the BRFN and Saik'uz decisions, at least one First Nation has used DRIPA as justification to challenge British Columbia's mineral tenure regime before the Supreme Court of British Columbia. Pembina continues to actively monitor regulatory developments relating to Indigenous claims in British Columbia; however, Pembina cannot predict future regulatory changes that may arise to address the Court's decisions in these or future cases and any such regulatory changes could impact the operations of Pembina and Pembina's customers.
Potential Conflicts of Interest
Shareholders and other securityholders of Pembina are dependent on senior management and the directors of Pembina for the governance, administration and management of Pembina. Certain directors and officers of Pembina may be directors or officers of entities in competition to Pembina or may be directors or officers of certain entities in which Pembina holds an equity investment in. As such, certain directors or officers of Pembina may encounter conflicts of interest in the administration of their duties with respect to Pembina. Pembina mitigates this risk by requiring directors and officers to disclose the existence of potential conflicts in accordance with Pembina's Code of Ethics Policy and in accordance with the ABCA.
Litigation
In the course of their business, Pembina and its various subsidiaries and affiliates may be subject to lawsuits and other claims, including with respect to Pembina's growth or expansion projects. Defence and settlement costs associated with such lawsuits and claims may be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal or other proceeding may have a material adverse effect on the financial position or operating results of Pembina.
Changes in Tax Legislation
Tax legislation that Pembina is subject to may be amended (or the interpretation of such legislation may change), retroactively or prospectively, resulting in tax consequences that materially differ from those contemplated by Pembina in the jurisdictions in which Pembina has operations, which may create a risk of non-compliance and re-assessment. While Pembina believes that its tax filing positions are appropriate and supportable, it is possible that governing tax authorities may: (i) amend tax legislation (or its interpretation of such legislation may change), or (ii) successfully challenge Pembina's interpretation of tax legislation, either of which could expose Pembina to additional tax liabilities and may affect Pembina's estimate of current and future income taxes and could have an adverse effect on the financial condition and prospects of Pembina and the distributable cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations.
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Foreign Exchange Risk
Pembina's cash flows, including a portion of its commodity-related cash flows, certain cash flows from U.S.-based infrastructure assets, and distributions from U.S.-based investments in equity accounted investees, are subject to currency risk, arising from the denomination of specific cash flows in U.S. dollars. Additionally, a portion of Pembina's capital expenditures, and contributions or loans to Pembina's U.S.-based investments in equity accounted investees, may be denominated in U.S. dollars. Pembina monitors, assesses and responds to these foreign currency risks using an active risk management program, which may include the exchange of foreign currency for domestic currency at a fixed rate.
Cyber Security
Pembina's infrastructure, technologies and data are becoming increasingly integrated. Such integration creates a risk that the failure of one system, including due to factors such as telecommunication failures, cyber-terrorism, security breaches and intentional or inadvertent user misuse or error, could lead to failure of other systems which may also have an impact on the Company's physical assets and its ability to safely operate such assets. Furthermore, Pembina and its third-party vendors collect and store sensitive data in the ordinary course of business, including personal identification information of employees as well as proprietary business information and that of the Company's customers, suppliers, investors and other stakeholders. Notable cybersecurity threats include unauthorized access to information technology systems due to hacking, viruses, cyber phishing attacks and other causes that can result in service disruptions, system failures and unauthorized access to confidential business information. Due to Pembina's high level of integration, such an attack on the information technology systems of one segment or asset of Pembina could have a material adverse effect on the broader business, operations or financial results of the Company.
As a result of the critical nature of energy infrastructure, the industry has experienced an increasing risk of cyber-attacks. Any breach in the security or failure of Pembina's information technology could result in operational outages, delays, damage to assets or the environment, reputational harm, lost profits, lost data and other adverse outcomes for which Pembina could be held liable, all of which could adversely affect Pembina's reputation, business, operations or financial results. As a result of a cyber-attack or security breach, Pembina could also be liable under laws that protect the privacy of personal information or subject to regulatory penalties.
Political Uncertainty
Political and social events and decisions made in Canada, the U.S. and elsewhere, including changes to federal, provincial, state or municipal governments in Canada and the U.S., may create future uncertainty on global financial and economic markets. This uncertainty may impact the energy industry in Canada and may have an adverse effect on Pembina's business and financial results.
Risks Relating to Breach of Confidentiality
Pembina regularly enters into confidentiality agreements with third parties prior to the disclosure of any confidential information when discussing potential business relationships or other transactions. Breaches of confidentiality could put Pembina at competitive risk and may cause significant damage to its business. There is no assurance that, in the event of a breach of confidentiality, Pembina will be able to obtain equitable remedies from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.
Concentration of Assets in the Western Canadian Sedimentary Basin
The majority of Pembina's assets are concentrated in the WCSB, which leaves the company exposed to the economic conditions of that area. Pembina mitigates this risk through a diversity of business activities within the area and by owning and operating assets in the U.S.

Pembina Pipeline Corporation 2022 Annual Report 63

COVID-19 Related Impacts
In 2022, Pembina's business and operations largely recovered from, and had limited disruption overall as a result of, the impacts of the COVID-19 pandemic. The actions which may be taken in the future by governmental authorities in response to the COVID-19 pandemic may result in, among other things: an overall slowdown in the global economy; a decrease in global energy demand; increased volatility in financial and commodity markets; disruptions to global supply chains; labour shortages; significant impacts to the workforce; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings of individuals, as well as shelter-in-place declarations and quarantine orders; business closures and travel bans; political and economic instability; and civil unrest. The occurrence of new variants of the COVID-19 virus in certain geographic areas, including certain areas in which Pembina operates, and the possibility that a resurgence of the COVID-19 virus or the spread of such new or other variants or mutations thereof may occur in other areas, may result in the re-imposition of certain of the foregoing restrictions or further restrictions by governmental authorities in certain jurisdictions, including certain jurisdictions in which Pembina operates.
Depending on how the COVID-19 pandemic evolves, it may also have the effect of heightening many of the other risks described herein, including the risks relating to Pembina's exposure to commodity prices; the successful completion of Pembina's growth and expansion projects, including the expected return on investment thereof; Pembina's ability to obtain required equipment, materials or labour; Pembina's ability to maintain its credit ratings; restricted access to capital and increased borrowing costs; Pembina's ability to pay dividends and service obligations under its debt securities and other debt obligations; and otherwise complying with the covenants contained in the agreements that govern Pembina's existing indebtedness.
Impacts of Geopolitical Events in Eastern Europe
While Pembina's operations, based solely in North America, have not been, and are unlikely to be, directly impacted, the current conflict between Ukraine and Russia and the international response has, and may continue to have, potential wide-ranging consequences for global market volatility and economic conditions, including energy and commodity prices, which may, in turn, increase inflationary pressures and interest rates. Certain countries, including Canada and the United States, have imposed strict financial and trade sanctions against Russia, which have, and may continue to have, far-reaching effects on the global economy and energy and commodity prices. The short-, medium- and long-term implications of the conflict in Ukraine are difficult to predict with any certainty at this time and there remains uncertainty relating to the potential direct and indirect impact of the conflict on Pembina, and it could have a material and adverse effect on the Company's business, financial condition and results of operations. Depending on the extent, duration, and severity of the conflict, it may have the effect of heightening many of the other risks described herein, including, without limitation, the risks relating to Pembina's exposure to commodity prices; the successful completion of Pembina's growth and expansion projects, including the expected return on investment thereof; supply chains and Pembina's ability to obtain required equipment, materials or labour; cybersecurity risks; inflationary pressures; and restricted access to capital and increased borrowing costs as a result of increased interest rates.
64 Pembina Pipeline Corporation 2022 Annual Report

Risks Related to Climate Change
Risks Relating to Changing Investor Sentiment in the Oil and Gas Industry
A number of factors, including the concerns of the effects of the use of fossil fuels on climate change, concerns of the impact of oil and gas operations on the environment, concerns of environmental damage relating to spills of petroleum products during transportation and concerns of Indigenous rights, have affected certain investors' sentiments towards investing in the oil and gas industry. As a result of these concerns, some investors have announced that they are no longer willing to fund or invest in oil and gas properties or companies and/or are reducing the amount of such investments over time. Additionally, companies across all sectors have been subjected to a heightened level of awareness and scrutiny from institutional, retail and public investors with respect to their ESG practices and, as such, issuers are increasingly being required to develop and implement more robust ESG policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from Pembina's Board of Directors, management and employees. Failure to implement the policies and practices expected by investors may result in such investors reducing their investment in Pembina or not investing in Pembina at all. Any reduction in the investor base interested or willing to invest in the oil and gas industry and, more specifically, Pembina may result in limits on Pembina's ability to access capital, increases to the cost of capital, a downgrade in Pembina's credit ratings and outlooks, and a decrease in the price and liquidity of Pembina's securities even if Pembina's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause a decrease in the value of an asset which may result in an impairment charge.
In October 2022, Pembina published its 2021 Sustainability Report which highlights certain of Pembina's ESG policies and practices, including, but not limited to, energy transition, GHG emissions reduction, employee well-being and culture, health and safety, responsible asset management and Indigenous and community engagement. However, certain investors of Pembina may not be satisfied with the degree and/or speed at which Pembina is implementing and bolstering its ESG policies and practices. If Pembina is unable to meet such investors' expectations, Pembina's business, as well as its reputation, could be adversely affected.
Energy Market Transition
Changing consumer preferences, new technologies, government regulation or other external factors may lead to an acceleration away from fossil-based sources of energy, including energy derived from crude oil and natural gas, to renewable and other alternative sources of energy. This may lead to lower global demand for crude oil and natural gas and related commodities and, in turn, may lead to lower prices for crude oil, natural gas and NGL and related commodities. This could negatively impact the Company's producing customers and lead to less demand for Pembina's services, which could negatively impact the revenue the Company receives from, and the value of, its pipelines, facilities and other infrastructure assets, the useful life of those assets and accelerate the timing of decommissioning.
In addition, Pembina may invest in opportunities related to an energy transition, which may involve investments in businesses, operations or assets relating to renewable or other alternative forms of energy. Such investments may involve certain risks and uncertainties in addition to those identified herein in respect of Pembina's existing businesses, operations and assets, including the obligation to comply with additional regulatory and other legal requirements associated with such businesses, operations or assets and the potential requirement for additional sources of capital to make, develop and/or maintain such investments and Pembina's ability to access such sources of capital. In the event Pembina were to complete such investments, there can be no guarantee that Pembina will realize a return on those investments or businesses, operations or assets that is similar to the returns it receives in respect of its existing business, operations and assets or that would offset any loss in revenue from, or the value of, the Company's existing pipeline, facilities and other infrastructure assets resulting from the impact of the potential energy transition. As a result, any such investment could reduce the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations and may also negatively impact the trading price of Pembina's securities.
Pembina Pipeline Corporation 2022 Annual Report 65

Greenhouse Gas Emissions and Targets
Among other sustainability goals, Pembina has committed to reducing GHG emissions intensity of its operations by 30 percent by 2030 (based on a 2019 baseline year). The Company's ability to lower GHG emissions in respect of its 2030 emissions intensity reduction target is subject to numerous risks and uncertainties, and Pembina's actions taken to implement these objectives may also expose the Company to certain additional and/or heightened financial and operational risks. A reduction in GHG emissions intensity relies on, among other things, Pembina's ability to implement and improve energy efficiency at all facilities, future development and growth opportunities, development and deployment of new technologies, investment in lower-carbon power and transition to greater use of renewable and lower emission energy sources. In the event that the Company is unable to implement these strategies and technologies as planned without negatively impacting its expected operations or business plans, or in the event that such strategies or technologies do not perform as expected, the Company may be unable to meet its GHG emissions intensity reduction targets or goals on the current timelines, or at all.
In addition, achieving the Company's GHG emissions intensity reductions target and goals could require significant capital expenditures and resources, with the potential that the costs required to achieve such target and goals materially differ from Pembina's original estimates and expectations, which differences may be material. In addition, while the intent is to improve efficiency and increase the use of renewable and lower-carbon energy, the shift in resources and focus towards GHG emissions reduction could have a negative impact on Pembina's operating results. The overall final cost of investing in and implementing a GHG emissions intensity reduction strategy and technologies in furtherance of such strategy, and the resultant change in the deployment of the Company's resources and focus, could have a material adverse effect on Pembina's business, financial condition and results of operations.
Risks Relating to Weather Conditions
Weather conditions (including those associated with climate change) can affect the demand for and price of natural gas and NGL. As a result, changes in weather patterns may affect Pembina's gas processing business. For example, colder winter temperatures generally increase demand for natural gas and NGL used for heating which tends to result in increased throughput volume on the Alliance Pipeline and at the Company's gas processing facilities and higher prices in the processing and storage businesses. Pembina has capacity to handle any such increased volume of throughput and storage at its facilities to meet changes in seasonal demand; however, at any given time, processing and storage capacity is finite.
Weather conditions (including those associated with climate change) may impact Pembina's ability to complete capital projects, repairs or facility turnarounds on time, potentially resulting in delays and increased costs. Weather may also affect access to Pembina's facilities, and the operations and projects of Pembina's customers or shippers, which may impact the supply and/or demand for Pembina's services. With respect to construction activities, in areas where construction can be conducted in non-winter months, Pembina attempts to schedule its construction timetables so as to minimize potential delays due to cold winter weather.
Changes and/or extreme variability in weather patterns, including with respect to the impact on the geophysical environment, as well as increases in the frequency of extreme weather events, such as floods, cyclones, hurricanes, droughts and forest fires, increases the potential risk for Pembina's assets, including operational disruptions, transportation difficulties, supply chain disruptions, employee safety incidents, and damage to assets, which may result in lower revenues, higher costs or project delays.
See also "Risk Factors – Risks Inherent in Pembina's Business – Environmental Costs and Liabilities"; and "Risk Factors – Risks Inherent in Pembina's Business – Reputation".
66 Pembina Pipeline Corporation 2022 Annual Report

12. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings before income tax, share of profit from equity accounted investees and cash flow from operating activities.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	686	606	237	349	1,921	1,750	(145)	(145)	2,699	2,560
Cost of goods sold, including product purchases	—	—	—	(1)	1,734	1,554	(78)	(77)	1,656	1,476
Net revenue	686	606	237	350	187	196	(67)	(68)	1,043	1,084

Pembina Pipeline Corporation 2022 Annual Report 67

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	2,508	2,279	1,268	1,363	8,471	5,577	(636)	(592)	11,611	8,627
Cost of goods sold, including product purchases	—	—	6	6	7,682	5,017	(324)	(334)	7,364	4,689
Net revenue	2,508	2,279	1,262	1,357	789	560	(312)	(258)	4,247	3,938
Adjusted EBITDA and adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Pembina, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income tax	295	(70)	145	164	96	220	(206)	(181)	330	133
Adjustments to share of profit from equity accounted investees and other	41	65	107	36	—	5	—	—	148	106
Net finance costs (income)	6	6	(8)	1	6	3	109	97	113	107
Depreciation and amortization	104	101	34	56	10	12	14	11	162	180
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(2)	24	61	(54)	—	—	59	(30)
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	—	5	—	5
Impairment charges, transformation and restructuring costs, (gain) loss on disposal of assets and non-cash provisions	102	446	12	4	(2)	(3)	1	22	113	469
Adjusted EBITDA	548	548	288	285	171	183	(82)	(46)	925	970
Adjusted EBITDA per common share – basic (dollars)									1.68	1.76
68 Pembina Pipeline Corporation 2022 Annual Report

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings before income tax	1,415	917	1,804	732	708	374	(708)	(358)	3,219	1,665
Adjustments to share of profit from equity accounted investees and other	172	286	271	135	25	23	—	—	468	444
Net finance costs	28	29	13	18	27	9	418	394	486	450
Depreciation and amortization	396	413	196	214	44	50	47	46	683	723
Unrealized gain on commodity-related derivative financial instruments	—	—	(50)	(38)	(83)	(35)	—	—	(133)	(73)
Arrangement Termination Payment	—	—	—	—	—	—	—	(350)	—	(350)
Gain on PGI Transaction	—	—	(1,110)	—	—	—	—	—	(1,110)	—
Transaction costs incurred in respect of acquisitions	—	—	(1)	—	—	—	—	31	(1)	31
Impairment charges, transformation and restructuring costs, contract dispute settlement, (gain) loss on disposal of assets and non-cash provisions	116	457	14	36	—	(1)	4	51	134	543
Adjusted EBITDA	2,127	2,102	1,137	1,097	721	420	(239)	(186)	3,746	3,433
Adjusted EBITDA per common share – basic (dollars)									6.78	6.24
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021
Share of profit from equity accounted investees	44	29	49	21	(14)	33	79	83
Adjustments to share of profit from equity accounted investees:
Net finance costs (income)	5	26	37	7	(1)	(1)	41	32
Income tax expense	—	—	13	—	—	—	13	—
Depreciation and amortization	36	(4)	39	29	7	6	82	31
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	11	—	(6)	—	5	—
Transaction costs incurred in respect of acquisitions	—	—	7	—	—	—	7	—
Share of earnings in excess of equity interest(1)	—	43	—	—	—	—	—	43
Total adjustments to share of profit from equity accounted investees	41	65	107	36	—	5	148	106
Adjusted EBITDA from equity accounted investees	85	94	156	57	(14)	38	227	189
(1)    Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.
Pembina Pipeline Corporation 2022 Annual Report 69

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021
Share of profit from equity accounted investees	171	124	108	80	82	77	361	281
Adjustments to share of profit from equity accounted investees:
Net finance costs	21	72	79	31	—	1	100	104
Income tax expense	—	—	14	—	—	—	14	—
Depreciation and amortization	149	156	138	104	25	22	312	282
Unrealized loss on commodity-related derivative financial instruments	—	—	27	—	—	—	27	—
Transaction costs incurred in respect of acquisitions	—	—	13	—	—	—	13	—
Share of earnings in excess of equity interest(1)	2	58	—	—	—	—	2	58
Total adjustments to share of profit from equity accounted investees	172	286	271	135	25	23	468	444
Adjusted EBITDA from equity accounted investees	343	410	379	215	107	100	829	725
(1)    Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax expense and accrued share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except per share amounts)	2022	2021	2022	2021
Cash flow from operating activities	947	697	2,929	2,650
Cash flow from operating activities per common share – basic (dollars)	1.72	1.27	5.30	4.82
Add (deduct):
Change in non-cash operating working capital	(220)	30	(177)	100
Current tax expense	18	(31)	(227)	(286)
Taxes paid, net of foreign exchange	28	90	334	355
Accrued share-based payment expense	(51)	(20)	(117)	(76)
Share-based compensation payment	—	—	45	32
Preferred share dividends paid	(32)	(32)	(126)	(135)
Adjusted cash flow from operating activities	690	734	2,661	2,640
Adjusted cash flow from operating activities per common share – basic (dollars)	1.25	1.33	4.82	4.80

70 Pembina Pipeline Corporation 2022 Annual Report

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Measurement		Regulators & Acts
bpd	barrels per day	ABCA	Business Corporations Act (Alberta)
mbbls	thousands of barrels	AER	Alberta Energy Regulator
mbpd	thousands of barrels per day	BCEAO	British Columbia Environmental Assessment Office
mmbpd	millions of barrels per day	BCER	British Columbia Energy Regulator
mmbbls	millions of barrels	BCUC	British Columbia Utilities Commission
mboe/d	thousands of barrels of oil equivalent per day	CER	Canadian Energy Regulator
mmboe/d	millions of barrels of oil equivalent per day	FERC	United States Federal Energy Regulatory Commission
MMcf/d	millions of cubic feet per day	ICA	Interstate Commerce Act of 1887 (United States)
bcf/d	billions of cubic feet per day	NEB	National Energy Board
km	kilometer	NGA	Natural Gas Act of 1938 (United States)
		PHMSA	Pipeline and Hazardous Material Safety Administration
		IAAC	Impact Assessment Agency of Canada

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in both Alliance Pipeline Limited Partnership and Alliance Pipeline L.P.
Ruby	50 percent convertible, cumulative preferred interest in Ruby Pipeline Holding Company L.L.C.
Grand Valley	75 percent jointly controlled interest in Grand Valley 1 Limited Partnership wind farm ("Grand Valley")
Facilities:
PGI	60 percent interest in Pembina Gas Infrastructure Inc., a premier gas processing entity in Western Canada serving customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia
Veresen Midstream
Prior to August 15, 2022, Pembina owned a 45 percent interest in Veresen Midstream Limited Partnership, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression. On August 15, 2022, Pembina contributed its equity interest in Veresen Midstream to PGI, resulting in Pembina holding a 60 percent interest indirectly through its investment in PGI.

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance

CKPC	50 percent interest in the PDH/PP Facility which was cancelled in the third quarter of 2022
Cedar LNG	49.9 percent interest in the proposed floating LNG facility in Kitimat, British Columbia, Canada
Readers are referred to the AIF for the year ended December 31, 2022 on www.sedar.com for additional descriptions.
Pembina Pipeline Corporation 2022 Annual Report 71

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and the dividend payment dates;
•planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•Pembina's commitment to, and the effectiveness and impact of, its risk management policies;
•treatment under existing and proposed governmental regulatory regimes, including taxes, competition, environmental, project assessment and GHG laws and regulations
•Pembina's strategy and the development and expected timing of new business; initiatives and growth opportunities and the impact thereof;
•increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at acceptable rates, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, dividends, debt maturities and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•Pembina's expectations regarding the creditworthiness of its counterparties;
•tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•the outcomes and effectiveness of Pembina's DC&P;
•operating risks, including the amount of future liabilities related to pipelines spills and other environmental incidents;
•management's belief regarding certain claims against Pembina;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the development and anticipated benefits of Pembina's new projects and developments, including RFS IV, the Cedar LNG Project and the Alberta Carbon Grid, including the timing thereof; and
•the impact of current market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates;
•the ability of Pembina to maintain current credit ratings;
•the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment of refinancing existing debt as it becomes due;
•expectations regarding Pembina's pension plan;
•future operating costs including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects; current operations or the repayment or refinancing of existing debt as it becomes due;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•reliance on third parties to successfully operate and maintain certain assets;
•labour and material shortages;
•reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide, resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels;
•risks related to the potential impacts of the COVID-19 pandemic;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment in North America and elsewhere, and public opinion;
•ability to access various sources of debt and equity capital on acceptable terms;
•adverse changes in credit ratings;
•counterparty credit risk;
•technology and security risks, including cyber-security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" herein and in Pembina's MD&A and AIF for the year ended December 31, 2022, which are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
72 Pembina Pipeline Corporation 2022 Annual Report

Pembina Pipeline Corporation 2022 Annual Report 73

MANAGEMENT'S REPORT
The audited consolidated financial statements of Pembina Pipeline Corporation (the "Company" or "Pembina") are the responsibility of Pembina's management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, using management's best estimates and judgments, where appropriate.
Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements and other financial information contained in this report. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.
Management's Assessment of Internal Control over Financial Reporting
Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting, as defined in Rule 13a – 15(e) and 15(d) – 15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings.
Under the supervision and with the participation of the President and Chief Executive Officer ("CEO") and the Senior Vice President and Chief Financial Officer ("CFO"), management has conducted an evaluation of Pembina's internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on management's assessment as at December 31, 2022, the CEO and CFO have concluded that Pembina's internal control over financial reporting is effective.
Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Pembina's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as at a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.
The Board of Directors of Pembina (the "Board") is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee, which consists of five non-management directors. The Audit Committee meets periodically with management and the internal and external auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.
KPMG LLP, the independent auditors, have audited Pembina's consolidated financial statements and the effectiveness of internal control over financial reporting as of December 31, 2022 in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings.
Changes in Internal Control over Financial Reporting
There has been no change in Pembina's internal control over financial reporting that occurred during the year ended December 31, 2022 that has materially affected, or are reasonably likely to materially affect, Pembina's internal control over financial reporting.

"J. Scott Burrows" J. Scott Burrows President and Chief Executive Officer	"Cameron J. Goldade" Cameron J. Goldade Senior Vice President and Chief Financial Officer
February 23, 2023
74 Pembina Pipeline Corporation 2022 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Pembina Pipeline Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Pembina Pipeline Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Pembina Pipeline Corporation 2022 Annual Report 75

Evaluation of the recoverable amount of the Marketing & New Ventures operating segment
As discussed in Note 8 to the consolidated financial statements, the goodwill balance as of December 31, 2022 was $4,557 million and the carrying amount of goodwill allocated to the Marketing & New Ventures operating segment was $1,439 million. For the purpose of the impairment test, goodwill has been allocated to the Company's operating segments which represents the lowest level within the Company at which the goodwill is monitored for management purposes. As discussed in Note 3 to the consolidated financial statements, the Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of an operating segment exceeds its recoverable amount. The recoverable amounts were determined using a fair value less costs of disposal approach which is based on a discounted cash flow model.
We identified the evaluation of the recoverable amount of the Marketing & New Ventures operating segment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the significant revenue assumptions such as projected commodity volumes and pricing and long-term growth rate (collectively, forecasted cash flow assumptions) and the discount rate used in the discounted cash flow model. Changes to those assumptions could have had a significant impact on the determination of the recoverable amount of the Marketing & New Ventures operating segment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter, including controls related to the determination of the forecasted cash flow assumptions and the discount rate used in the calculation of the recoverable amount. We evaluated the Company's projected commodity pricing assumptions by comparing to publicly available forward price curves. We compared the Company's historical forecasted results to actual historical results to assess the Company's ability to accurately forecast and to assess the long-term growth rate. We evaluated the Company's forecasted cash flow assumptions by comparing them to actual historical results. In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in:
•testing the recoverable amount for the operating segment using the operating segment's forecasted cash flow assumptions and discount rate, and comparing the result to the Company's calculated recoverable amount
•evaluating the discount rate used in the valuation for the operating segment by comparing the inputs against publicly available market data for comparable entities and assessing the resulting discount rate
•evaluating the historical and forecasted cash flow multiples implied in the valuation for the operating segment by comparing them against publicly available historical and forecasted cash flow multiples for comparable entities.

76 Pembina Pipeline Corporation 2022 Annual Report

Evaluation of the fair value of the Gas Processing Business contributed to Pembina Gas Infrastructure Inc.
As discussed in Note 9 and 10 to the consolidated financial statements, the Company completed a transaction to create a new jointly controlled entity, Pembina Gas Infrastructure Inc. ("PGI"). The cost of the Company's investment in PGI includes $2.8 billion for the fair value of its contribution of the Gas Processing Business, which is also the fair value of the PGI shares received in consideration. The $2.8 billion fair value of the shares of PGI was determined by reference to the $3.6 billion fair value of the Gas Processing Business, adjusted for cash and a contingent receivable. The fair value of the Gas Processing Business was determined using discounted cash flow models.
We identified the evaluation of the fair value of the Gas Processing Business as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the forecasted revenue and contract renewal rate assumptions and the discount rate used in the discounted cash flow model. Minor changes to those assumptions could have had a significant impact on the Company’s assessment of the fair value of the Gas Processing Business.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter, including controls related to the determination of the forecasted revenue and contract renewal rate assumptions and the discount rate used in the determination of the fair value of the Gas Processing Business. We evaluated the Company's forecasted revenue from existing customers by comparing to the acquired assets' historical actual results, as well as by comparing contractual revenue details to signed contracts to assess the accuracy of the Company's forecast. In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in:
•evaluating the contract renewal rates used by the Company by examining existing contract terms and assessing future contract renewal expectations based on industry knowledge and experience from comparable market transactions
•evaluating the methodologies used by the Company to determine the fair value and testing the accuracy of the calculations of fair value
•evaluating the methodologies used by the Company to determine the discount rate in addition to comparing the inputs to publicly available market data for comparable entities and assessing the resulting discount rate
•evaluating the forecasted cash flow multiples implied in the fair value of the Gas Processing Business by comparing them to publicly available historical and forecasted cash flow multiples for comparable entities.
Evaluation of the fair value of the intangible assets of PGI
As discussed in Note 10 to the consolidated financial statements, the Company completed a transaction to create a new jointly controlled entity, PGI. Acquisitions of interests in joint ventures that meet the definition of a business involve the application of the acquisition method of accounting in order to apply the equity method of accounting post-acquisition. The cost of the Company's investment in PGI of $4.2 billion was allocated to PGI's net assets on the acquisition date based on their fair values. The fair value of the intangible assets acquired was determined using a discounted cash flow model.
We identified the evaluation of the fair value of the intangible assets acquired as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the forecasted revenue and contract renewal rate assumptions and discount rate used in the discounted cash flow models. Minor changes to those assumptions could have had a significant impact on the Company's future share of PGI’s equity accounted profits or losses due to differences in future depreciation and amortization and asset or goodwill impairment.

Pembina Pipeline Corporation 2022 Annual Report 77

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter, including controls related to forecasted revenue and contract renewal rate assumptions and the discount rate used in the determination of the fair value of PGI's intangible assets. We evaluated forecasted revenue from PGI's existing customers by comparing to the acquired assets' historical actual results, as well as by comparing contractual revenue details to signed contracts to assess the accuracy of the Company's forecast. In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in:
•evaluating the contract renewal rates used by the Company by examining existing contract terms and assessing future contract renewal expectations based on industry knowledge and experience from comparable market transactions
•evaluating the methodologies used by the Company to determine the fair value of intangible assets and testing the accuracy of the calculations of fair value
•evaluating the methodologies used by the Company to determine the discount rate in addition to comparing the inputs to publicly available market data for comparable entities and assessing the resulting discount rate.

Chartered Professional Accountants
We have served as the Company's auditor since 1997.
Calgary, Canada
February 23, 2023
78 Pembina Pipeline Corporation 2022 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Pembina Pipeline Corporation
Opinion on Internal Control Over Financial Reporting
We have audited Pembina Pipeline Corporation's (and subsidiaries') (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2023 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting included in Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Pembina Pipeline Corporation 2022 Annual Report 79

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Calgary, Canada
February 23, 2023
80 Pembina Pipeline Corporation 2022 Annual Report

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 ($ millions)	2022	2021
Assets Current assets
Cash and cash equivalents	94	43
Trade receivables and other (Note 5)	912	812
Inventory (Note 6)	269	376
Derivative financial instruments (Note 24)	87	14
	1,362	1,245
Non-current assets
Property, plant and equipment (Note 7)	15,518	18,193
Intangible assets and goodwill (Note 8)	6,131	6,238
Investments in equity accounted investees (Note 10)	7,370	4,622
Right-of-use assets (Note 13)	518	581
Finance lease receivables (Note 13)	219	211
Deferred tax assets (Note 11)	261	257
Derivative financial instruments (Note 24)	42	81
Other assets	54	28
	30,113	30,211
Total assets	31,475	31,456
Liabilities and equity Current liabilities
Trade payables and other (Note 12)	1,254	1,063
Loans and borrowings (Note 14)	600	1,000
Dividends payable	—	115
Lease liabilities	79	88
Contract liabilities (Note 17)	56	71
Derivative financial instruments (Note 24)	57	53
	2,046	2,390
Non-current liabilities
Loans and borrowings (Note 14)	9,405	9,645
Subordinated hybrid notes (Note 14)	595	594
Lease liabilities	596	635
Decommissioning provision (Note 15)	259	412
Contract liabilities (Note 17)	138	220
Deferred tax liabilities (Note 11)	2,507	3,011
Other liabilities	140	186
	13,640	14,703
Total liabilities	15,686	17,093
Equity
Attributable to shareholders	15,729	14,303
Attributable to non-controlling interest	60	60
Total equity	15,789	14,363
Total liabilities and equity	31,475	31,456
See accompanying notes to the audited consolidated financial statements

Approved on behalf of the Board of Directors:

"Maureen E. Howe" Maureen E. Howe Director	"Henry W. Skyes" Henry W. Skyes Director
Pembina Pipeline Corporation 2022 Annual Report 81

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

For the years ended December 31
($ millions, except per share amounts)	2022	2021
Revenue (Note 17)	11,611	8,627
Cost of sales (Note 19)	8,877	6,134
(Gain) Loss on commodity-related derivative financial instruments (Note 24)	(28)	127
Share of profit from equity accounted investees (Note 10)	361	281
Gross profit	3,123	2,647
General and administrative	399	306
Other expense (income)	129	(248)
Gain on Pembina Gas Infrastructure Transaction (Note 9)	(1,110)	—
Impairment expense	—	474
Results from operating activities	3,705	2,115
Net finance costs (Note 18)	486	450
Earnings before income tax	3,219	1,665
Current tax expense (Note 11)	227	286
Deferred tax expense (Note 11)	21	137
Income tax expense (Note 11)	248	423
Earnings	2,971	1,242
Other comprehensive income (loss), net of tax (Note 23 & 24)
Exchange gain (loss) on translation of foreign operations	295	(18)
Impact of hedging activities	3	10
Re-measurement of defined benefit asset or liability (Note 21)	15	34
Total comprehensive income attributable to shareholders	3,284	1,268
Earnings attributable to common shareholders, net of preferred share dividends (Note 20)	2,842	1,098
Earnings per common share – basic (dollars) (Note 20)	5.14	2.00
Earnings per common share – diluted (dollars) (Note 20)	5.12	1.99
Weighted average number of common shares (millions)
Basic	553	550
Diluted	554	551
See accompanying notes to the audited consolidated financial statements
82 Pembina Pipeline Corporation 2022 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Shareholders of the Company						Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)	Total	Non-Controlling Interest
December 31, 2021	15,678	2,517	(3,920)	28	14,303	60	14,363
Total comprehensive income
Earnings	—	—	2,971	—	2,971	—	2,971
Other comprehensive income (Note 23)	—	—	—	313	313	—	313
Total comprehensive income	—	—	2,971	313	3,284	—	3,284
Transactions with shareholders of the Company (Note 16)
Part VI.1 tax on preferred shares	—	(9)	—	—	(9)	—	(9)
Repurchase of common shares	(204)	—	(129)	—	(333)	—	(333)
Preferred shares redemption	—	(300)	—	—	(300)	—	(300)
Share-based payment transactions	319	—	—	—	319	—	319
Dividends declared – common	—	—	(1,409)	—	(1,409)	—	(1,409)
Dividends declared – preferred	—	—	(126)	—	(126)	—	(126)
Total transactions with shareholders of the Company	115	(309)	(1,664)	—	(1,858)	—	(1,858)
December 31, 2022	15,793	2,208	(2,613)	341	15,729	60	15,789

December 31, 2020	15,644	2,946	(3,637)	2	14,955	60	15,015
Total comprehensive income
Earnings	—	—	1,242	—	1,242	—	1,242
Other comprehensive income (Note 23)	—	—	—	26	26	—	26
Total comprehensive income	—	—	1,242	26	1,268	—	1,268
Transactions with shareholders of the Company (Note 16)
Part VI.1 tax on preferred shares	—	(9)	—	—	(9)	—	(9)
Repurchase of common shares	(13)		(4)		(17)	—	(17)
Preferred shares redemption	—	(420)	—	—	(420)	—	(420)
Share-based payment transactions	47	—	—	—	47	—	47
Dividends declared – common	—	—	(1,386)	—	(1,386)	—	(1,386)
Dividends declared – preferred	—	—	(135)	—	(135)	—	(135)
Total transactions with shareholders of the Company	34	(429)	(1,525)	—	(1,920)	—	(1,920)
December 31, 2021	15,678	2,517	(3,920)	28	14,303	60	14,363
(1)    Accumulated Other Comprehensive Income (loss) ("AOCI").
See accompanying notes to the audited consolidated financial statements
Pembina Pipeline Corporation 2022 Annual Report 83

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
($ millions)	2022	2021
Cash provided by (used in)
Operating activities
Earnings	2,971	1,242
Adjustments for:
Share of profit from equity accounted investees (Note 10)	(361)	(281)
Distributions from equity accounted investees (Note 10)	673	461
Depreciation and amortization	683	723
Impairment expense	—	474
Gain on Pembina Gas Infrastructure Transaction (Note 9)	(1,110)	—
Unrealized gain on commodity-related derivative financial instruments (Note 24)	(133)	(73)
Net finance costs (Note 18)	486	450
Net interest paid (Note 18)	(447)	(418)
Income tax expense (Note 11)	248	423
Taxes paid	(334)	(355)
Share-based compensation expense (Note 22)	126	100
Share-based compensation payment	(45)	(32)
Other	(5)	36
Change in non-cash operating working capital	177	(100)
Cash flow from operating activities	2,929	2,650
Financing activities
Net increase (decrease) in bank borrowings (Note 14)	339	(623)
Proceeds from issuance of long-term debt, net of issue costs (Note 14)	—	1,587
Repayment of long-term debt	(1,000)	(600)
Repayment of lease liability	(85)	(87)
Exercise of stock options	310	16
Repurchase of common shares (Note 16)	(333)	(17)
Redemption of preferred shares (Note 16)	(300)	(420)
Common share dividends paid (Note 16)	(1,525)	(1,386)
Preferred share dividends paid (Note 16)	(126)	(135)
Cash flow used in financing activities	(2,720)	(1,665)
Investing activities
Capital expenditures	(605)	(658)
Contributions to equity accounted investees (Note 10)	(95)	(335)
Cedar acquisition	—	(41)
Net proceeds from disposition (Note 9)	609	—
Proceeds from sale of assets	31	—
Receipt of finance lease payments	13	11
Interest paid during construction (Note 18)	(21)	(25)
Changes in non-cash investing working capital and other	(86)	9
Cash flow used in investing activities	(154)	(1,039)
Change in cash and cash equivalents	55	(54)
Effect of movement in exchange rates on cash held	9	16
Cash and cash equivalents, beginning of period	43	81
Cash and cash equivalents, end of period	107	43
Long-term restricted cash included in other assets (Note 15)	13	—
Short-term cash and cash equivalents, end of period	94	43
See accompanying notes to the audited consolidated financial statements
84 Pembina Pipeline Corporation 2022 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. The audited consolidated financial statements ("Consolidated Financial Statements") include the accounts of Pembina, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the year ended December 31, 2022.
Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
2. BASIS OF PREPARATION
The Consolidated Financial Statements are presented in Canadian dollars, Pembina's functional currency, with all values presented in millions, unless otherwise indicated.
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The significant accounting policies applied in preparation of the Consolidated Financial Statements are set out below in Note 3 and have been applied consistently to all periods presented.
Certain insignificant comparative amounts have been reclassified to conform to the presentation adopted in the current year.
The Consolidated Financial Statements were authorized for issue by Pembina's Board of Directors on February 23, 2023.
a. Basis of Measurement
The Consolidated Financial Statements have been prepared on a historical cost basis with some exceptions, as detailed in the accounting policies set out below.
b. Basis of Consolidation
These Consolidated Financial Statements include the results of the Company and its subsidiaries together with its interests in joint arrangements.
i) Subsidiaries
Subsidiaries are entities, including unincorporated entities such as partnerships, controlled by Pembina. The financial results of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by Pembina.
When there is a loss of control of a subsidiary in a transaction with a joint venture, the Company derecognizes the assets and liabilities of the subsidiary and other components of equity. However, there is an accounting policy choice to recognize the entirety of any resulting gain or loss in earnings on loss of control or to recognize the gain or loss only to the extent of the unrelated investor's interest in the joint venture. Pembina has elected to recognize the full gain in its entirety. As a result, any interest retained in the former subsidiary is measured at fair value when control is lost.
Non-controlling interests represent existing outside owned equity interests in a subsidiary. The non-controlling interests were recognized at fair value on the acquisition date and are presented as a separate component of equity. The equity interests bear conditional non-discretionary distributions and will continue to be held as a non-controlling interest in equity at their acquisition date fair value until derecognition, either when the conditions are met for reclassification from equity to financial liabilities, or when the equity interests are cancelled or on a loss of control of the relevant subsidiary.
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ii) Joint Arrangements
Joint arrangements represent arrangements where Pembina has joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
Pembina recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses from the date that joint control commences until the date that joint control ceases. These have been incorporated in the financial statements under the appropriate headings.
Joint ventures are accounted for using the equity method of accounting and are initially recognized at cost, or fair value if acquired as part of a business combination. Joint ventures are adjusted thereafter for the post-acquisition change in the Company's share of the equity accounted investees' net assets. Pembina's Consolidated Financial Statements include its share of the equity accounted investees' profit or loss and comprehensive income, or income equal to preferred distributions for certain preferred share interests in equity accounted investees, until the date that joint control ceases. When Pembina's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that Pembina has an obligation or has made payments on behalf of the investee. Distributions from and contributions to investments in equity accounted investees are recognized when received or paid.
After application of the equity method, Pembina determines whether it is necessary to recognize an impairment loss on its equity accounted investees. At each reporting date, Pembina determines whether there is objective evidence that the equity accounted investment is impaired. If there is such evidence, Pembina calculates the amount of the impairment as the difference between the recoverable amount of the equity accounted investment and its carrying value, and then recognizes the loss within share of profit of equity accounted investees in the Consolidated Statement of Earnings and Comprehensive Income.
Acquisition of an incremental ownership in a joint arrangement where Pembina maintains joint control is recorded at cost or fair value if acquired as part of a business combination. Where Pembina has a partial disposal, including a deemed disposal, of a joint arrangement and maintains joint control, the resulting gains or losses are recorded in earnings at the time of disposal.
iii) Transactions Eliminated on Consolidation
Balances and transactions, and any revenue and expenses arising from transaction with or between subsidiaries are eliminated in preparing the Consolidated Financial Statements. Unrealized gains arising from transactions with investments in equity accounted investees, other than on their formation, are eliminated against the investment to the extent of Pembina's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
iv) Foreign Currency
Transactions in foreign currencies are translated to Pembina's functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to Pembina's functional currency at the exchange rate at that date, with exchange differences recognized in earnings.
Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
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The assets and liabilities of subsidiaries, and investments in equity accounted investees, whose functional currencies are other than Canadian dollars are translated into Canadian dollars at the foreign exchange rate at the balance sheet date, while revenues and expenses of such subsidiaries are translated using average monthly foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation of subsidiaries and investments in equity accounted investees with a functional currency other than the Canadian dollar are included in other comprehensive income.
c. Use of Estimates and Judgments
The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that are based on the facts and circumstances and estimates at the date of the Consolidated Financial Statements and affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Judgments, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Impacts of Geopolitical Events in Eastern Europe and the Ongoing Impact of the COVID-19 Pandemic
Geopolitical events in Eastern Europe and continuing events and conditions related to the COVID-19 pandemic are driving significant volatility in commodity prices and currencies, disruption of business operations and a significant increase in economic uncertainty and inflation. Management applied its judgment in determining the impact of the significant uncertainties created by these events and conditions when using estimates and judgments as well as when assessing fair values of assets and liabilities in the Consolidated Financial Statements.
The following judgments and estimation uncertainties are those management considers material to the Consolidated Financial Statements:
Judgments
(i) Impairment of Non-Financial Assets
Assessment of impairment of non-financial assets is based on management's judgment of whether or not events or changes in circumstances indicate that the carrying value of an asset, investment, cash generating unit ("CGU") or group of CGUs may exceed its recoverable amount. The determination of a CGU is based on management's judgment and is an assessment of the smallest group of assets that generate cash inflows independently of other assets. When an impairment test is performed, the carrying value of a CGU or group of CGUs is compared to its recoverable amount, defined as the greater of fair value less costs of disposal and value in use. As such, the asset composition of a CGU or group of CGUs directly impacts both the carrying value and recoverability of the assets included therein.
(ii) Joint Control Over Joint Arrangements
The determination of joint control requires judgment about the influence Pembina has over decisions about the relevant activities of an arrangement and the extent of the benefits it obtains based on the facts and circumstances of the arrangement during the reporting period. Joint control exists when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Ownership percentage alone may not be a determinant of joint control.
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Estimates
(i) Deferred Taxes
The calculation of the deferred tax asset or liability is based on assumptions about the timing of many taxable events and the enacted or substantively enacted rates anticipated to be applicable to income in the years in which temporary differences are expected to be realized or reversed. Deferred income tax assets are recognized to the extent that it is probable that the deductible temporary differences will be recoverable in future periods, and estimates and judgment are used in assessing the recognition. Estimates including, but not limited to, the timing of reversal and future taxability may differ on actual realization, and may result in an income tax charge or credit in future periods.
(ii) Impairment of Non-Financial Assets
In determining the recoverable amount of a CGU, a group of CGUs or an individual asset, management uses its best estimates of future cash flows, including considerations related to climate change, access to global markets and energy transition, and assesses discount rates to reflect management's best estimate of a rate that reflects a current market assessment of the time value of money and the specific risks associated with the underlying assets and cash flows.
(iii) Acquisition of an interest in a Joint Venture
Acquisitions of interests in joint ventures that meet the definition of a business involve application of the acquisition method of accounting in order to apply the equity method post-acquisition. The determination of fair value often requires management to make judgments about future possible events. The assumptions with respect to the fair value of consideration exchanged and intangible assets require the most judgment. Estimates of future cash flows, forecast revenue, contract renewal rates, and discount rates are made in determining the fair values of the businesses contributed to the joint venture and Pembina's share of the fair value of assets acquired and liabilities assumed. Changes in these assumptions or estimates used in determining the fair values of the businesses contributed or Pembina's share of acquired assets and liabilities could impact the amounts assigned to the investment in Pembina Gas Infrastructure Inc. ("PGI"), the gain on the disposition, as well as the assets, liabilities, intangible assets, goodwill and deferred taxes in the in-substance purchase price equation for the investment in PGI. Future earnings can be affected as a result of changes in Pembina's share of the joint venture's equity accounted profits or losses due to differences in future depreciation and amortization, asset or goodwill impairment.
3. SIGNIFICANT ACCOUNTING POLICIES
a. Cash and Cash Equivalents
Cash and cash equivalents comprise cash balances, call deposits and short-term investments with original maturities of ninety days or less, which are used by Pembina in the management of its short-term commitments. Certain demand deposits are subject to contractual restrictions on use and are therefore included in long-term other assets on the balance sheet.
Bank overdrafts that are repayable on demand and form an integral part of Pembina's cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statements of cash flows.
b. Inventories
Inventories are measured at the lower of cost and net realizable value and consist primarily of crude oil, natural gas liquids ("NGL") and spare parts that are expected to be used within one year of the year-end date. The cost of inventories is determined using the weighted average costing method and includes direct purchase costs and when applicable, costs of production, extraction, fractionation, and transportation. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling costs. All changes in the value of inventories are reflected in earnings.
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c. Financial Instruments
Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, Pembina has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
i) Non-Derivative Financial Assets
Pembina initially recognizes loans, receivables, advances to related parties and deposits on the date that they are originated. All other financial assets are recognized on the trade date at which Pembina becomes a party to the contractual provisions of the instrument.
Pembina derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by Pembina is recognized as a separate asset or liability. On derecognition, the difference between the carrying amount of the financial asset and the consideration received is recognized in earnings.
Pembina classifies non-derivative financial assets into the following categories:
Financial Assets at Amortized Cost
A financial asset is classified in this category if the asset is held within a business model whose objective is to collect contractual cash flows on specified dates that are solely payments of principal and interest. At initial recognition, financial assets at amortized cost are recognized at fair value plus directly attributable transaction costs. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method less any expected credit losses that will be realized and impairment loss allowances. Pembina's non-derivative financial assets measured at amortized cost include cash and cash equivalents, trade receivables and other, finance lease receivables, and other assets.
Financial Assets at Fair Value Through Other Comprehensive Income
A financial asset is classified in this category if the asset is held within a business model whose objective is met by both collecting contractual cash flows and selling financial assets. Pembina did not have any financial assets classified at fair value through other comprehensive income during the years covered in these financial statements.
Financial Assets at Fair Value Through Earnings
A financial asset is classified in this category if it is not classified as a financial asset at amortized cost or a financial asset at fair value through other comprehensive income, or it is an equity instrument designated as such on initial recognition. At initial recognition, and subsequently, these financial assets are recognized at fair value. Pembina did not have any financial assets classified at fair value through earnings during the years covered in these financial statements.
ii) Non-Derivative Financial Liabilities
Pembina initially recognizes financial liabilities on the trade date at which Pembina becomes a party to the contractual provisions of the instrument.
Non-derivative financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.
Pembina derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. On derecognition, the difference between the carrying value of the liability and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in earnings.
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Pembina records a modification or exchange of an existing liability as a derecognition of the financial liability if the terms are substantially different, resulting in a difference of more than 10 percent when comparing the present value of the remaining cash flows of the existing liability to the present value of the discounted cash flows under the new terms using the original effective interest rate.
If a modification to an existing liability causes a revision to the estimated payments of the liability but is not treated as a derecognition, Pembina adjusts the gross carrying amount of the liability to the present value of the estimated contractual cash flows using the instrument’s original effective interest rate, with the difference recorded in earnings.
Pembina's non-derivative financial liabilities are comprised of: trade payables and accrued liabilities, taxes payable, dividends payable, loans and borrowings, lease liabilities and other liabilities.
iii) Common Share Capital
Common shares and share options are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as an increase in deficit. Shares are cancelled upon repurchase.
iv) Preferred Share Capital
Preferred shares are classified as equity because they bear discretionary dividends and do not contain any obligations to deliver cash or other financial assets. Discretionary dividends are recognized as equity distributions on approval by Pembina's Board of Directors. Incremental costs directly attributable to the issue of preferred shares are recognized as a deduction from equity, net of any tax effects.
v) Derivative Financial Instruments and Hedge Accounting
Pembina holds derivative financial instruments to manage its interest rate, commodity, power costs and foreign exchange risk exposures. Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value with changes recognized immediately in earnings, unless hedge accounting is applied.
Pembina applies hedge accounting to certain financial instruments that qualify for and are designated for hedge accounting treatment. At inception of a designated hedging relationship, formal documentation is prepared and includes the risk management objective and strategy for undertaking the hedge, identification of the hedged item and the hedging instrument, the nature of the risk being hedged and how Pembina will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item.
For derivatives that are designated and qualified cash flow hedges, the effective portion of changes in fair value is accumulated in other comprehensive income. The amount accumulated is reclassified to earnings in the same period or periods during which the hedged expected future cash flows occur. Any ineffective portion of changes in fair value of hedges are recorded in earnings.
For non-derivative financial liabilities designated as hedging instruments in a hedge of the net investment in foreign operations, the effective portion of foreign exchange gains and losses arising on translation of the financial liability is recognized in other comprehensive income. Any ineffective portion of the foreign exchange gains and losses arising from the translation of the financial liability is recognized immediately in earnings. The amount accumulated in other comprehensive income is reclassified to earnings on disposal of the foreign operation.
Hedge accounting is discontinued prospectively when the hedging relationship no longer qualifies for hedge accounting or the hedging instrument is sold or terminated.
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d. Assets Held for Sale
Non-current assets, or disposal groups comprised of assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continued use.
Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, or employee benefit assets, which continue to be measured in accordance with the Company's other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in earnings.
Assets or disposal groups that are classified as held-for-sale and initially recognized as part of a business combination are initially measured at fair value less costs to sell. Any difference between the fair value less costs to sell of the disposal group and the values of the underlying assets and liabilities is allocated on a pro-rata basis, except that no reduction in value is assigned to inventories, financial assets, deferred tax assets, or employee benefit assets.
Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.
e. Property, Plant and Equipment
i) Recognition and Measurement
Items of property, plant and equipment are measured initially at cost, or at fair value if acquired as part of a business combination. Thereafter, property, plant and equipment are recorded net of accumulated depreciation and accumulated impairment losses.
Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, estimated decommissioning provisions and borrowing costs on qualifying assets.
Cost may also include any gain or loss realized on foreign currency transactions directly attributable to the purchase or construction of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment.
The gain or loss on disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and is recognized in earnings.
ii) Subsequent Costs
The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to Pembina, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and recorded as depreciation expense. The costs of maintenance and repair of the property, plant and equipment are recognized in earnings as incurred.
iii) Depreciation
Depreciation is based on the remaining undepreciated cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of the asset, that component is depreciated separately. Land and linefill are not depreciated. Depreciation commences only once an asset is available for use.
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Depreciation is recognized in earnings over an asset's useful life on a straight line or declining balance basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. An asset's useful life is determined as the lower of its physical life and economic life. Estimated useful lives are based on management's assumptions and estimates of the physical useful lives of the assets, the economic lives, which maybe associated with the reserve lives and commodity type of the production area, in addition to the estimated residual value. Useful lives over which costs should be depreciated may be impacted by changes in Pembina's strategy, process or operations as a result of climate change, access to global markets and energy transition.
Depreciation methods, useful lives and residual values are reviewed annually and adjusted if appropriate.
f. Intangible Assets
i) Goodwill
Goodwill is measured at cost less accumulated impairment losses.
Goodwill relating to equity accounted investees is included in the carrying amount of the investment and is not tested for impairment separately.
ii) Other Intangible Assets
Other intangible assets acquired individually by Pembina are initially recognized and measured at cost, or at fair value if acquired as part of a business combination. Thereafter, intangible assets with finite useful lives are recorded net of accumulated amortization and accumulated impairment losses. Other intangible assets include purchase and sales contracts, customer relationships and certain software costs.
iii) Subsequent Expenditures
Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred.
iv) Amortization
Amortization is based on the cost of an asset less its residual value.
Amortization is recognized in earnings on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. Amortization is included in cost of sales and general and administrative expense.
Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.
g. Leases
A specific asset is the subject of a lease if a contract conveys the right to control the use of that identified asset for a period of time in exchange for consideration. This determination is made at inception of a contract or on the acquisition date if acquired as assumed as part of a business combination, and is reassessed when the terms and conditions of the contract are amended.
At inception or on reassessment of a contract that contains a lease component, Pembina allocates contract consideration to the lease and non-lease components based on the components' relative stand-alone prices. The consideration allocated to the lease components is recognized in accordance with the policies for lessee and lessor leases, as described below. The consideration allocated to non-lease components is recognized in accordance with their nature.
i) Lessee
Leased assets are recognized as right-of-use assets, with corresponding lease liabilities recognized on the statement of financial position at the lease commencement date.
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Right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset and restore the site of an underlying asset to the condition required by the terms of the lease, less any lease incentives received. Right-of-use assets are subsequently depreciated over the lease term on a straight-line basis, and adjusted for remeasurements of the lease liability. The right-of-use assets are included in CGUs for the purposes of impairment testing.
The lease liability is initially measured at the present value of the lease payments, discounted using the rate Pembina would be required to pay to borrow over a similar term with a similar security to obtain an asset of a similar value to the right-of-use asset, or using the interest rate implicit in the lease if readily determinable. Lease payments used in the calculation of the lease liability exclude variable payments unless those payments are in-substance fixed. Lease payments in an optional renewal period are included in the lease liability if Pembina is reasonably certain to exercise such option. Management applies its best estimate with respect to the likelihood of exercising renewal, extension and termination options in determining the lease term. The lease liability is subsequently increased by interest expense on the lease liability and decreased by lease payments made.
The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimated guaranteed residual value to be paid, a previously-variable payment becoming in-substance fixed, or a change in the assessment of whether a purchase option, extension option or termination option is reasonably certain to be exercised. A corresponding adjustment is made to the right of use asset when a liability is remeasured, or the adjustment is recorded in earnings if the right of use asset has been reduced to zero.
Pembina has elected to apply the recognition exemptions for short-term and low value leases. Pembina recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.
ii) Lessor
Lessor leases are classified as either operating leases or finance leases according to the substance of the contract at contract inception. Leases transferring substantially all of the risks incidental to asset ownership are classified as finance leases, while all other leases are classified as operating leases. Subleases are classified as either operating or finance leases in reference to the right-of-use asset arising from the head lease.
Finance lease receivables acquired in a business combination are initially recognized at an amount equal to the fair value of the underlying leased assets. Finance lease receivables outside of a business combination are initially measured at the net present value of the future lease payments and the unguaranteed residual values of the underlying assets, discounted using the interest rate implicit in the lease. Finance income is subsequently recognized using the interest rate implicit in the lease. Operational finance lease income generated from physical assets in the normal course of operations is recorded as a component of revenue. All other finance lease income is recorded in net finance costs.
Lease payments received for finance leases include both the finance income and a principal repayment of the finance lease receivable. Payments related to the principal repayment are not recognized in earnings and are classified as investing cashflows in the Consolidated Statements of Cash Flows.
Lease payments from operating leases are recognized in revenue on either a straight-line basis or a systematic basis representative of the pattern of economic benefit transfer, and are fully recognized in earnings and operating cash flows in the Consolidated Statements of Cash Flows.
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h. Impairment
i) Non-Derivative Financial Assets
Impairment of financial assets carried at amortized cost is assessed using the lifetime expected credit loss of the financial asset at initial recognition and throughout the life of the financial asset, except where credit risk has not increased significantly since initial recognition, in which case impairment is assessed at the 12 month expected credit loss of the financial asset at the reporting date.
Impairment losses are recognized in earnings and reflected as a reduction in the related financial asset.
ii) Non-Financial Assets
The carrying amounts of Pembina's non-financial assets, other than: inventory, assets arising from employee benefits and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated annually in connection with the annual goodwill impairment test.
For the purpose of impairment testing, assets that cannot be tested individually are grouped together into CGUs, the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets. CGUs may incorporate integrated assets from multiple operating segments. For the purpose of goodwill impairment testing, CGUs are aggregated to the operating segment level, which reflects the lowest level at which goodwill is monitored for management purposes. Goodwill acquired in a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.
An impairment loss is recognized if the carrying amount of an asset, CGU or group of CGUs exceeds its estimated recoverable amount.
The recoverable amount of an asset, CGU or group of CGUs is the greater of its value in use and its fair value less costs of disposal. In assessing the recoverable amount, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, CGU or group of CGUs.
Pembina's corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset has been allocated.
Impairment losses are recognized in earnings. Impairment losses recognized in respect of a CGU (group of CGUs) are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
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Goodwill that forms part of the carrying amount of an investment in an equity accounted investee is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment is tested for impairment as a single asset when there is objective evidence that the equity accounted investee may be impaired, unless the equity accounted investee does not generate cash inflows that are largely independent of those from other assets of the entity in which case it is combined in a CGU with the related assets.
i. Employee Benefits
i) Defined Contribution Plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.
ii) Defined Benefit Pension Plans
A defined benefit pension plan is a post-employment benefit plan other than a defined contribution plan. Pembina's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine its present value, less the fair value of any plan assets. The discount rate used to determine the present value is established by referencing market yields on high-quality corporate bonds on the measurement date with cash flows that match the timing and amount of expected benefits.
The calculation is performed, at a minimum, every three years by a qualified actuary using the actuarial cost method. The actuarial valuation is prepared using management's best estimates with respect to longevity, discount and inflation rates, compensation increases, market returns on plan assets, retirement and termination rates. When the calculation results in a benefit to Pembina, the recognized asset is limited to the present value of economic benefits available in the form of future expenses payable from the plan, any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in Pembina. An economic benefit is available to Pembina if it is realizable during the life of the plan or on settlement of the plan liabilities.
When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in earnings immediately.
Pembina recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income and expenses related to defined benefit plans in earnings.
Pembina recognizes gains or losses on the termination or settlement of a defined benefit plan when the termination or settlement occurs. The gain or loss on termination comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains or losses and past service cost that had not previously been recognized.
iii) Short-Term Employee Benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognized for the amount expected to be paid if Pembina has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
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iv) Share-Based Payment Transactions
For equity settled share-based payment plans ("options"), the fair value of the share-based payment at grant date is recognized as an expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.
For cash settled share-based payment plans, the fair value of the amount payable to employees is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as an expense in earnings.
j. Provisions
A provision is recognized if, as a result of a past event, Pembina has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic resources will be required to settle the obligation. With regards to these potential obligations, Pembina considers environmental laws, regulations and interpretations by regulatory authorities in determining expected cash flows. Updates to those laws and regulations, including those related to climate change, access to global markets and energy transition, could impact the estimate. Provisions are measured at each reporting date based on the best estimate of the settlement amount. Where the effect of the time value of money is material, provisions are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount rate is recognized as accretion in finance costs.
i) Decommissioning Provision
Pembina's activities give rise to certain dismantling, decommissioning, environmental reclamation and remediation obligations at the end of an asset's economic life. A provision is made for the estimated cost of site restoration and capitalized as part of the cost of the underlying asset to which the provision relates. Based on the long-term nature of the decommissioning provision, the most significant uncertainties in estimating the provision are the determination of whether a present obligation exists, the discount and inflation rates used, the costs that will be incurred, the timing of when these costs will occur and the impact of climate change, access to global markets and energy transition.
Decommissioning obligations are measured at the present value, based on a credit-adjusted risk-free rate, of management's best estimate of what is reasonably expected to be incurred to settle the obligation at the end of an asset's economic life. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time, changes in the credit-adjusted risk-free rate and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as accretion in finance costs whereas increases or decreases due to changes in the estimated future cash flows or credit adjusted risk-free rate are added to or deducted from the cost of the related asset. When a re-measurement of the decommissioning provision relates to a retired asset, the amount is recorded in earnings.
96 Pembina Pipeline Corporation 2022 Annual Report

k. Revenue
i) Take-or-Pay
Pembina provides transportation, gas processing, fractionation, terminalling, and storage services under take-or-pay contracts. In a take-or-pay contract, Pembina is entitled to a minimum fee for the firm service promised to a customer over the contract period, regardless of actual volumes transported, processed, terminalled, or stored. This minimum fee can be represented as a set fee for an annual minimum volume, or an annual minimum revenue requirement. In addition, these contracts may include variable consideration for operating costs that are flowed through to the customer. In determining the amount of consideration to be allocated to performance obligations that are not sold on a stand-alone basis, management estimates the stand-alone selling price of each performance obligation under the contract, taking into consideration the location and volume of goods and services being provided, the market environment, and customer specific considerations.
Pembina satisfies its performance obligations and recognizes revenue for services under take-or-pay commitments when volumes are transported, processed, terminalled, or stored. Make-up rights may arise when a customer does not fulfill their minimum volume commitment in a certain period, but is allowed to use the delivery of past or future volumes to meet this commitment. These make-up rights are subject to expiry and have varying conditions associated with them. When contract terms allow a customer to exercise their make-up rights using firm volume commitments, revenue is not recognized until these make-up rights are used, expire, or management determines that it is remote that they will be utilized. If Pembina bills a customer for unused service in an earlier period and the customer utilizes available make-up rights, Pembina records a refund liability for the amount to be returned to the customer through an annual adjustment process. For contracts where no make-up rights exist, revenue is recognized to take-or-pay levels once Pembina has an enforceable right to payment for the take-or-pay volumes. Make-up rights generally expire within a contract year, and a majority of the related contract years follow the calendar year.
When customers are transporting, processing, terminalling, or storing volumes below their take-or-pay commitments early in a contract year, and the customer has the right to exercise make up rights against future firm volume commitments, the timing of revenue recognition may not be even throughout the year. Where Pembina has a right to invoice to take-or-pay levels throughout the contract year, revenue is deferred and a contract liability is recorded for the volumes invoiced that were not utilized by the customer. Once the customer has used its make-up rights or it is determined to be remote that a customer will use them, the previously deferred revenue is recognized. In these instances, there will be a deferral of revenue in early quarters of the year, with subsequent recognition occurring in later quarters although there is no impact on cash flows.
For certain arrangements where the customer does not have make-up rights, where the make-up rights have been determined to be insignificant, and for cost of service agreements, revenue is recognized using the practical expedient to recognize revenue in an amount equal to Pembina's right to invoice. For these arrangements, the consideration Pembina is entitled to invoice in each period is representative of the value provided to the customer.
When up-front payments or non-cash consideration is received in exchange for future services to be performed, revenue is deferred as a contract liability and recognized over the period the performance obligation is expected to be satisfied. Non-cash consideration is measured at the fair value of the non-cash consideration received.
ii) Fee-for-Service
Fee-for-service revenue includes firm contracted revenue that is not subject to take-or-pay commitments and interruptible revenue. Pembina satisfies its performance obligations for transportation, gas processing, fractionation, terminalling, and storage as volumes of product are transported, processed, fractionated, terminalled, or stored. Revenue is based on a contracted fee and consideration is variable with respect to volumes. Payment is due in the month following Pembina's provision of service.
Pembina Pipeline Corporation 2022 Annual Report 97

iii) Product Sales
Pembina's performance obligation in a product sale is to transfer distinct products to the customer. Pembina satisfies its performance obligation on product sales when the customer obtains control of the product.
In certain product sales contracts, Pembina transfers products to a customer in an agency capacity only. In determining whether Pembina is the principal or agent in product sale transactions, Pembina assesses whether it controls the product before it is transferred to the customer. Control of a product is not necessarily held by the party with legal title, but by the party with the rights to the remaining economic benefits of the product prior to it being transferred. In situations where Pembina acquires the product from a third party shortly before transfer to the customer, or where Pembina purchases NGL mix product before selling specification grade component products back to the customer, determining whether Pembina controls the product requires significant judgment. This determination includes assessing whether Pembina or another party is primarily responsible for fulfilling the promise to provide the specified product, if Pembina is subject to inventory risk on the product, and if Pembina has the discretion to establish the price for the specified product. If Pembina does not have control prior to transferring the product to the customer and is acting in an agency capacity, Pembina presents revenue on a net basis.
For product sales, revenue is recognized using the practical expedient to recognize revenue in an amount equal to Pembina's right to invoice as the consideration Pembina is entitled to invoice in each period is representative of the value provided to the customer.
l. Government Grants
Government grants are recognized in earnings as other income on a systematic basis over the periods in which Pembina recognizes expenses for the related costs for which the grant is intended to compensate. Government grants are recognized only when there is reasonable assurance that Pembina will comply with the conditions attached to the grant, and the grant will be received.
m. Finance Income and Finance Costs
Finance income comprises interest income on funds deposited and invested, interest income on advances to related parties, gains on non-commodity-related derivatives measured at fair value through earnings and foreign exchange gains that are not recognized in other comprehensive income. Interest income is recognized as it accrues in earnings, using the effective interest rate method.
Finance costs comprise of interest expense on loans and borrowings and lease liabilities, accretion on provisions, losses on non-commodity-related derivatives and foreign exchange losses.
Borrowing costs that are not directly attributable to the acquisition or construction of a qualifying asset are recognized in earnings using the effective interest rate method.
98 Pembina Pipeline Corporation 2022 Annual Report

n. Income Tax
Income tax expense comprises current and deferred tax. Current and deferred taxes are recognized in earnings except to the extent that they relate to a business combination, or items that are recognized directly in equity or in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings;
•temporary differences relating to investments in subsidiaries and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future; and
•taxable temporary differences arising on the initial recognition of goodwill.
The measurement of deferred tax reflects the tax consequences that would follow the manner in which Pembina expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset, and they relate to income taxes levied by the same taxation authority on either: i) the same taxable entity; or ii) different taxable entities where the intent is to settle current tax liabilities and assets on a net basis, or where tax liabilities and assets will be realized simultaneously in each future period.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
In determining the amount of current and deferred tax, Pembina takes into account income tax exposures and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes Pembina to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact tax expense in the period that such a determination is made.
o. Earnings Per Common Share
Pembina presents basic and diluted earnings per common share ("EPS") data for its common shares. Basic EPS is calculated by dividing the earnings attributable to common shareholders of Pembina by the weighted average number of common shares outstanding during the period. To calculate earnings attributable to common shareholders, earnings are adjusted for accumulated preferred dividends. Diluted EPS is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all potentially dilutive common shares, which comprise share options granted to employees. Only outstanding share options that will have a dilutive effect are included in fully diluted EPS calculations.
The dilutive effect of share options is determined by assuming that outstanding share options at the end of the period have been converted at the beginning of the period or at the time issued if issued during the year. Amounts charged to earnings relating to the outstanding share options are added back to earnings for the diluted EPS calculations. The shares issued upon conversion are included in the denominator of basic EPS calculations for the date of issue.
Pembina Pipeline Corporation 2022 Annual Report 99

p. Segment Reporting
An operating segment is a component of Pembina that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. All operating segments' operating results are reviewed regularly and were reassessed following the creation of PGI by Pembina's President and Chief Executive Officer ("CEO"), Senior Vice President and Chief Financial Officer ("CFO") and other Senior Vice Presidents ("SVPs") to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
Segment results that are reported to the CEO, CFO and other SVPs include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.
q. New Standards and Interpretations Not Yet Adopted
The IASB has issued the following standard and amendments to existing standards that are effective for periods on or after January 1, 2023, with early application permitted. Assessment of the impacts of these standards is ongoing, however, to date, no material impacts on Pembina's Consolidated Financial Statements have been identified.
•Definition of Accounting Estimates (Amendments to IAS 8);
•Disclosure Initiative – Accounting Policies (Amendments to IAS 1);
•IFRS 17 Insurance Contracts;
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);
•Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)(1); and
•Non-current Liabilities with Covenants (Amendments to IAS 1)(1).
(1)Effective for periods beginning on or after January 1, 2024.

100 Pembina Pipeline Corporation 2022 Annual Report

4. DETERMINATION OF FAIR VALUES
Several of Pembina's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. When measuring fair value, Pembina uses observable market data to the extent possible. Fair value measurements are categorized into levels in a fair value hierarchy based on the degree to which inputs are observable and significant.
Level 1: Unadjusted quoted prices are available in active markets for identical assets or liabilities as the reporting date.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs). Level 3 valuations use unobservable inputs, such as a financial forecast developed using the entity's own data for expected cash flows and risk adjusted discount rates, to measure fair value to the extent that relevant observable inputs are not available. The unobservable inputs reflect the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk. In developing unobservable inputs, Pembina's own data is used and adjusted for reasonably available information that would be used by other market participants.
For level 2 valued financial instruments, management makes assumptions and estimates value based on observable inputs such as quoted forward prices, time value and volatility factors. For level 3 valued financial instruments, management uses estimates of financial forecasts, expected cash flows and risk adjusted discount rates to measure fair value.
Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.
i) Property, Plant and Equipment
The fair value of property, plant and equipment recognized as a result of a business combination or transferred from a customer is based on market values when available, an income approach, or depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.
When the recoverable value of an item of property, plant and equipment is estimated for impairment purposes, fair value is determined using comparable market transactions if available, or using a combination of internal and external estimates of the value that the assets could be sold for in an orderly manner.
ii) Equity Investments
When the recoverable value of the Company's equity investments is estimated for impairment purposes, fair value is determined using comparable market transactions if available, or using estimates of the discounted cash flows a market participant would expect to derive from the use and eventual sale of the investments.
iii) Derivative Financial Instruments
Pembina's derivative financial instrument fair value measurements are categorized in Level 2 and Level 3 of the fair value hierarchy. Further information about the methods used and assumptions made in determining fair values is disclosed in Note 24 to the Consolidated Financial Statements.
Fair values reflect the credit risk of the instrument and include adjustments to take account of counterparty or own credit risk when appropriate.
Pembina Pipeline Corporation 2022 Annual Report 101

iv) Non-Derivative Financial Assets and Liabilities
The fair value of non-derivative financial assets and liabilities is determined on initial recognition, on a recurring basis, or for disclosure purposes. Fair values of financial assets at amortized cost are calculated based on the present value of estimated future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For other financial liabilities where market rates are not readily available, a risk adjusted market rate is used which incorporates the nature of the instrument as well as the risk associated with the underlying cash payments.
v) Share-Based Compensation Transactions
The fair value of employee share options is measured using the Black-Scholes formula on grant date. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, expected forfeitures and the risk-free interest rate (based on government bonds). Service and performance conditions attached to the transactions are not taken into account in determining fair value.
The fair value of the long-term share unit award incentive plan and associated distribution units are measured based on the volume-weighted average price of Pembina's shares for the 20 days ending December 31, 2022.
5. TRADE RECEIVABLES AND OTHER

As at December 31
($ millions)	2022	2021
Trade and accrued receivables from customers	696	743
Other receivables	51	30
Income tax receivable	73	—
Prepayments	32	32
Advances to related parties	18	—
Related party receivables	42	7
Total trade receivables and other	912	812
6. INVENTORY

As at December 31
($ millions)	2022	2021
Crude oil and NGL	184	276
Materials, supplies and other	85	100
Total inventory	269	376
102 Pembina Pipeline Corporation 2022 Annual Report

7. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction(1)	Total
Cost
Balance at December 31, 2020	429	9,206	8,907	1,993	1,109	21,644
Additions and transfers	28	92	469	144	(177)	556
Change in decommissioning provision	—	8	25	6	—	39
Foreign exchange adjustments	—	(5)	2	—	—	(3)
Dispositions and other	(1)	(22)	(19)	(59)	(17)	(118)
Balance at December 31, 2021	456	9,279	9,384	2,084	915	22,118
Additions and transfers	22	703	264	83	(499)	573
Disposition (Note 9)	(1)	(475)	(2,440)	(104)	(20)	(3,040)
Change in decommissioning provision	—	(17)	(84)	(18)	—	(119)
Other	(2)	(56)	(201)	(31)	(29)	(319)
Foreign exchange	6	61	26	—	—	93
Balance at December 31, 2022	481	9,495	6,949	2,014	367	19,306

Depreciation
Balance at December 31, 2020	21	1,547	1,118	409	—	3,095
Depreciation	5	192	232	82	—	511
Impairment	—	283	85	12	—	380
Dispositions and other	—	(7)	(14)	(40)	—	(61)
Balance at December 31, 2021	26	2,015	1,421	463	—	3,925
Depreciation	6	194	211	78	—	489
Disposition (Note 9)	—	(85)	(384)	(38)	—	(507)
Other	—	(37)	(63)	(19)	—	(119)
Balance at December 31, 2022	32	2,087	1,185	484	—	3,788

Carrying amounts
Balance at December 31, 2021	430	7,264	7,963	1,621	915	18,193
Balance at December 31, 2022	449	7,408	5,764	1,530	367	15,518

Assets subject to operating leases
December 31, 2021	8	297	466	163	—	934
December 31, 2022	41	629	509	156	—	1,335
(1)    At December 31, 2022, the movement in Assets Under Construction includes $14 million in assets transferred to finance lease receivables (2021: $90 million).
Property, Plant and Equipment Dispositions
On October 1, 2022, Pembina disposed of its interest in the assets comprising the Empress I Plant, Empress I Expansion Plant (collectively, "the E1 assets"), and the Empress VI Plant ("E6 assets") to Plains Midstream Canada ULC ("Plains") in exchange for a processing agreement that provides Pembina the right to first priority for gas processing at all Plains-operated assets at Empress. The carrying value of the E1 and E6 assets disposed of is $86 million. The processing agreement is treated as an intangible asset with a useful life of 50 years and was measured at fair value.
On August 15, 2022, Pembina contributed a portion of its field-based gas processing assets to PGI. Refer to Note 9 for further information on the disposition of these assets.
Property, Plant and Equipment Under Construction
For the year ended December 31, 2022, included in additions and transfers are capitalized borrowing costs related to the construction of new pipelines or facilities amounting to $21 million (2021: $25 million), with capitalization rates ranging from 3.81 percent to 4.17 percent (2021: 3.60 percent to 3.81 percent).
Pembina Pipeline Corporation 2022 Annual Report 103

Depreciation
Pipeline assets, facilities and equipment are depreciated using the straight-line method over three to 75 years with the majority of assets depreciated over 40 years. Cavern storage and other assets are depreciated using the straight-line method over three to 40 years with the majority of assets depreciated over 40 years. These rates are established to depreciate remaining net book value over the shorter of their useful lives or economic lives.
8. INTANGIBLE ASSETS AND GOODWILL

		Intangible Assets
($ millions)	Goodwill	Purchase and Sale Contracts and Other	Customer Relationships	Total	Total Goodwill & Intangible Assets
Cost
Balance at December 31, 2020	4,694	261	1,869	2,130	6,824
Additions	—	26	—	26	26
Dispositions and other	(1)	1	(8)	(7)	(8)
Balance at December 31, 2021	4,693	288	1,861	2,149	6,842
Additions	—	138	—	138	138
Disposition (Note 9)	(153)	(23)	(66)	(89)	(242)
Foreign exchange adjustments	17	1	48	49	66
Balance at December 31, 2022	4,557	404	1,843	2,247	6,804

Amortization
Balance at December 31, 2020	—	180	304	484	484
Amortization	—	7	93	100	100
Impairment	—	1	23	24	24
Dispositions and other	—	1	(5)	(4)	(4)
Balance at December 31, 2021	—	189	415	604	604
Amortization	—	9	84	93	93
Disposition (Note 9)	—	(8)	(22)	(30)	(30)
Foreign exchange adjustments	—	—	6	6	6
Balance at December 31, 2022	—	190	483	673	673

Carrying amounts
Balance at December 31, 2021	4,693	99	1,446	1,545	6,238
Balance at December 31, 2022	4,557	214	1,360	1,574	6,131
Intangible assets have a finite useful life and are amortized using the straight-line method over 8 to 50 years.
The aggregate carrying amount of goodwill allocated to each operating segment is as follows:

As at December 31	2022	2021
($ millions)
Pipelines	2,722	2,714
Facilities	396	540
Marketing & New Ventures	1,439	1,439
Total goodwill	4,557	4,693
104 Pembina Pipeline Corporation 2022 Annual Report

Goodwill Impairment Testing
For the purpose of impairment testing, goodwill is allocated to Pembina's operating segments which represent the lowest level within Pembina at which goodwill is monitored for management purposes. Annually, impairment testing for goodwill is performed in the fourth quarter.
Economic uncertainty due to increasing interest rates and volatile commodity prices had minimal impact to Pembina's recoverable amount. The goodwill test was performed and no impairment was identified as it was determined that the recoverable amount for each operating segment exceeded the carrying amount, including goodwill. The recoverable amount was determined using a fair value less costs of disposal approach by discounting each operating segment's expected future cash flows (Level 3). The key assumptions that impact the recoverable amount include the following:
•Cash flows for the first five years are projected based on past experience, actual operating results and the business plan approved by management. Cash flows for Pipelines and Facilities incorporate assumptions regarding contracted volumes and rates, which are based on market expectations. In addition, revenue and cost of product projections for Marketing & New Ventures incorporate assumptions regarding commodity volumes and pricing, which are sensitive to changes in the commodity price environment.
•Cash flows for the remaining years of the useful lives of the assets within each operating segment are extrapolated for periods up to 75 years (2021: 75 years) using a long-term growth rate, except where contracted, long-term cash flows indicate that no growth rate should be applied or a specific reduction in cash flows is more appropriate.
•After-tax discount rates are applied in determining the recoverable amount of operating segments. Discount rates are estimated based on past experience, the risk free rate and average cost of debt, targeted debt to equity ratio, in addition to estimates of the specific operating segment's equity risk premium, size premium, projection risk, asset risk, and betas.
For each operating segment, key assumptions and discount rate sensitivity are presented below:

	Operating Segments
As at December 31, 2022	Pipelines	Facilities	Marketing & New Ventures
(Percent)
Key assumptions used
After-tax discount rate	7.4	7.2	9.9
Long-term growth rate	1.5	1.8	2.2
Incremental change in rates that would result in carrying value equal to recoverable amount
Increase in after-tax discount rate	2.6	2.5	2.5
Pembina Pipeline Corporation 2022 Annual Report 105

9. DISPOSITION
On August 15, 2022, Pembina and affiliates of KKR & Co., Inc. (collectively, "KKR") created a new jointly controlled corporation, PGI, a western Canadian gas processing entity, incorporated in Alberta (the "PGI Transaction"). Pembina obtained a 60 percent equity interest in the joint venture and will serve as PGI's operator and manager, while KKR obtained the remaining 40 percent equity interest in PGI.
Pembina contributed to PGI a portion of its field-based gas processing assets, which include the Cutbank Complex, the Saturn Complex, the Resthaven Facility, the Duvernay Complex and the Saskatchewan Ethane Extraction Plant (collectively, the "Disposal Group"), as well as its 45 percent equity interest in Veresen Midstream, which were previously included in Pembina's Facilities operating segment. KKR contributed to PGI its 55 percent equity interest in Veresen Midstream to PGI, as well as its 49 percent common share equity interest and its preferred share interest in PGI Processing ULC (formerly named Energy Transfer Canada ULC) ("ETC"). Concurrently with the closing of the transaction, PGI also acquired the remaining 51 percent common share equity interest in ETC from an affiliate of Energy Transfer LP, aligning ownership of those assets and driving additional efficiencies within PGI.
As a result of the disposition of the Disposal Group and acquisition of PGI, management reevaluated Pembina's operating segments and determined there were no changes as a result.
Pembina's contribution of its field-based gas processing assets was accounted for as a disposition given that Pembina changed from control of the assets to joint control through PGI. The contribution of Pembina's interest in Veresen Midstream resulted in Pembina retaining joint control through the newly formed PGI and therefore was not considered a disposition.
The assets and liabilities of the Disposal Group were derecognized at their carrying values as at August 15, 2022 as follows:

($ millions)	August 15, 2022
Cash and cash equivalents	167
Trade receivables and other	145
Inventory	18
Property, plant and equipment (Note 7)	2,533
Intangible assets and goodwill (Note 8)	212
Derivative financial instruments (Note 24)	113
Total assets	3,188
Trade payables and other	72
Decommissioning provision (Note 15)	20
Contract liabilities (Note 17)	92
Deferred tax liabilities	514
Total liabilities	698
In exchange for the contribution of the field-based gas processing assets contributed to PGI ("Gas Processing Business"), Pembina received $776 million cash, a $12 million contingent related party receivable, and shares of PGI. The $2.8 billion preliminary fair value of the shares of PGI was determined by reference to the $3.6 billion preliminary fair value of the Gas Processing Business, adjusted for cash and the contingent receivable. The resulting gain on disposition recognized by Pembina is $1.1 billion.
Pembina engaged an independent valuator to assist with determining the preliminary fair value of the Gas Processing Business and the preliminary fair value of PGI using a discounted cash flow model based on significant assumptions including forecasted revenue and the discount rate. Given the complexity of the PGI Transaction, the valuation of the Gas Processing Business and associated PGI purchase price allocation is not final as Pembina and PGI continue to review and assess acquired contracts and obtain and verify information required to determine the amount of deferred taxes at the transaction date.
106 Pembina Pipeline Corporation 2022 Annual Report

10. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest at December 31 (percent)		Share of Profit from Equity Investments		Investment in Equity Accounted Investees at December 31
			For the years ended December 31
($ millions)	2022	2021	2022	2021	2022	2021
PGI(1)	60	—	49	—	4,158	—
Alliance	50	50	167	111	2,609	2,686
Aux Sable	42.7 - 50	42.7 - 50	91	77	360	377
Veresen Midstream(2)	—	45	51	77	—	1,349
Cedar LNG	49.9	49.9	—	—	155	130
Other(3)	50 - 75	50 - 75	3	16	88	80
Total			361	281	7,370	4,622
(1)    Refer to Note 9 and to the "PGI Acquisition" section of this note for further information on the acquisition of Pembina's interest in PGI.
(2)    Pembina owned a 45 percent interest in Veresen Midstream up to the closing of the PGI Transaction on August 15, 2022. As part of the transaction, Pembina contributed its 45 percent interest in Veresen Midstream to PGI.
(3)    Other includes Pembina's interest in Ruby, CKPC, Grand Valley, and Fort Corp. Pembina owns a 50 percent convertible, cumulative preferred interest in Ruby. Refer to "Financing Activities for Equity Accounted Investees" section below for further details on Ruby.
PGI is a premier gas processing entity in Western Canada positioned to serve customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia. Alliance owns and operates a high-pressure natural gas pipeline connecting areas primarily in northern Alberta and northeast British Columbia to delivery points near Chicago, Illinois, which connects to the Aux Sable natural gas liquids extraction facility in Channahon, Illinois. Cedar LNG was formed to construct a floating liquid natural gas processing and export facility in Kitimat, British Columbia.
Investments in equity accounted investees include the unamortized excess of the purchase price over the underlying preliminary net book value of the investee's assets and liabilities at the purchase date, which is comprised of $1.1 billion (2021: $223 million) Goodwill and $1.7 billion (2021: $2.7 billion) in property, plant and equipment and intangible assets.
Pembina has U.S. $1.3 billion in Investments in Equity Accounted Investees that is held by entities whose functional currency is the U.S. dollar. The resulting foreign exchange gain for the year ended December 31, 2022 of $118 million (2021: $11 million loss) has been included in Other Comprehensive Income.
PGI Acquisition
On August 15, 2022, Pembina acquired a 60 percent equity interest in PGI, a newly formed joint venture that is jointly controlled by Pembina and KKR. Pembina serves as PGI's operator and manager.
Pembina's investment in PGI of $4.2 billion at August 15, 2022, includes $2.8 billion for the value of PGI shares received as consideration for its contribution of the Gas Processing Business (refer to Note 9) and $1.3 billion for the value of PGI shares received for the contribution of Pembina's 45 percent equity interest in Veresen Midstream, which was recorded at its carrying value at the acquisition date. At August 15, 2022, the fair value of Pembina's 45 percent equity interest in Veresen Midstream exceeded its carrying cost by $431 million. Pembina's recognized cost of its PGI investment also includes $10 million in costs directly attributable to the acquisition of the investment.
Pembina engaged an independent valuator to assist with determining the preliminary fair value of certain tangible and intangible assets of PGI. The fair value of PGI tangible assets was determined using the cost approach, while the fair value of the intangible assets was determined using a discounted cash flow model based on significant assumptions including forecasted contract renewal rates and the discount rate. The preliminary fair value of deferred tax liabilities was measured in accordance with PGI's accounting policies.
Pembina Pipeline Corporation 2022 Annual Report 107

The cost of Pembina's 60 percent interest in PGI was allocated to PGI's identifiable net assets on the acquisition date as follows:

As at August 15, 2022	Previously reported	Adjustments	Updated
($ millions)	in Q3 2022
Current assets	853	(212)	641
Non-current assets	6,648	(7)	6,641
Current liabilities	1,163	1	1,164
Non-current liabilities	2,483	351	2,834
Allocated to PGI assets and liabilities	3,855	(571)	3,284
Goodwill	328	571	899
Pembina's cost of investment in PGI	4,183	—	4,183
Pursuant to an agreement with the Competition Bureau, and consistent with Pembina's and KKR's intention to divest upon announcing their joint venture, on December 11, 2022 a subsidiary of PGI has entered into an agreement to sell its 50 percent non-operated interest in the Key Access Pipeline System ("KAPS") which was contributed to PGI as part of the transaction. Closing is now expected to occur in the second quarter of 2023.
During the fourth quarter of 2022, PGI continued to obtain and verify information required to determine the fair value of certain assets and liabilities. Pembina adjusted the preliminary fair value of PGI's identifiable net assets to reflect updated information, primarily including a reduction in the value of assets held for sale as well as an increase in the recognized amount of deferred tax liabilities, with a corresponding increase in goodwill.
The primary drivers that generated goodwill were synergies and business opportunities from the integration of the three separate gas services businesses into PGI, the difference between the fair value and carrying value of the 45 percent equity interest in Veresen Midstream, and the deferred tax liabilities recognized in PGI, which were not previously recognized by Pembina as part of its investment in Veresen Midstream. Pembina recognized a deferred tax recovery of $195 million during 2022 as a result of its contribution of its partnership interest in Veresen Midstream for shares of PGI.
Distributions and Contributions
The following table summarizes distributions from and contributions to Pembina's investments in equity accounted investees:

For the years ended December 31	Distributions		Contributions
($ millions)	2022	2021	2022	2021
PGI(1)	125	—	49	—
Alliance	342	212	4	299
Aux Sable	134	100	3	2
Veresen Midstream(2)	66	131	13	29
Cedar LNG	—	—	26	5
Other(3)	6	18	—	—
Total	673	461	95	335
(1)    Refer to Note 9 and to the "PGI Acquisition" section of this note for further information on the acquisition of Pembina's interest in PGI.
(2)    Pembina owned a 45 percent interest in Veresen Midstream up to the closing of the PGI Transaction on August 15, 2022. As part of the transaction, Pembina contributed its 45 percent interest in Veresen Midstream to PGI.
(3)    Other includes Pembina's interest in Ruby, CKPC, Grand Valley, and Fort Corp. Pembina owns a 50 percent convertible, cumulative preferred interest in Ruby. Refer to     "Financing Activities for Equity Accounted Investees" section below for further details on Ruby.
Distributions received from equity accounted investees are included in operating activities in the Consolidated Statement of Cash Flows. Distributions from Alliance and Veresen Midstream are subject to satisfying certain financing conditions including complying with financial covenants.
Contributions made to investments in equity accounted investees are included in investing activities in the Consolidated Statement of Cash Flows.
108 Pembina Pipeline Corporation 2022 Annual Report

Financing Activities for Equity Accounted Investees
Ruby
Ruby Pipeline, L.L.C. ("the Ruby Subsidiary") had U.S. $475 million principal amount (100 percent gross) of unsecured notes that matured on April 1, 2022 (the "2022 Notes"). On March 31, 2022, the Ruby Subsidiary filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Ruby Subsidiary Bankruptcy") as it lacked sufficient liquidity to satisfy its obligations under the 2022 Notes on the maturity date. On November 18, 2022, Pembina and certain of its subsidiaries entered into the Ruby Settlement Agreement with the Ruby Subsidiary which provides for the release of Pembina from any causes of action arising in connection with, among other things, the prepetition distributions and the Ruby Subsidiary Bankruptcy in exchange for a U.S. $102 million payment by Pembina to the Ruby Subsidiary. In January 2023, the United States Bankruptcy Court for the District of Delaware approved the Ruby Subsidiary's Chapter 11 plan of reorganization (the "Ruby Subsidiary Plan") and the Ruby Settlement Agreement. The Ruby Subsidiary Plan provides for the sale of the Ruby Subsidiary's reorganized equity to a third-party, which sale was completed on January 13, 2023, and the distribution of the sales proceeds and cash on hand of the Ruby Subsidiary to the creditors of the Ruby Subsidiary, including approximately U.S. $14 million to an affiliate of Pembina in respect of the subordinated notes issued by the Ruby Subsidiary to that Pembina affiliate. Following the completion of the sale of the Ruby Subsidiary's reorganized equity, Pembina ceased to have any ownership interest in the Ruby Pipeline.
PGI
On August 15, 2022, PGI closed $4.75 billion of syndicated credit facilities consisting of a $3.9 billion unsecured non-revolving term loan facility which matures August 2027, a $250 million unsecured revolving credit facility, which includes a $300 million accordion feature and matures August 2025, a $50 million unsecured operating credit facility which matures August 2024, and a $550 million unsecured revolving credit facility which matures August 2024 to fund the construction of the KAPS project (collectively, the "PGI Credit Facilities"). There are no mandatory principal repayments due over the term of the PGI Credit Facilities, with the exception of the prepayment of the $550 million unsecured revolving credit facility in connection with certain specified dispositions. Proceeds of the credit facilities were primarily used to fund a portion of the PGI Transaction including the repayment of Veresen Midstream's and ETC's credit facilities.
Between August 30, 2022, and October 28, 2022, PGI entered into floating-to-fixed interest rate swaps with a notional value of $1.95 billion. The floating debt is priced at CAD-BA-CDOR. The interest rate swaps mature July 2027. The weighted average hedge rate for the total notional amount is 3.66 percent.
Alliance
On December 16, 2022, Alliance completed an extension on its unsecured credit agreement, for a weighted average tenor of 2.9 years, comprising of a $315 million non-revolving term loan facility, a $30 million revolving facility and operating facility, a U.S. $250 million non-revolving term loan facility, and a U.S. $30 million revolving facility and operating facility, which now matures on December 10, 2025.
Veresen Midstream
On August 15, 2022, Veresen Midstream repaid $2.6 billion of outstanding debt on its syndicated credit facilities. The credit facilities were cancelled upon repayment as part of the PGI Transaction.
CKPC
In the third quarter of 2022, Pembina, along with its joint venture partner, Petrochemical Industries Company K.S.C. collectively decided to cancel the proposed integrated propane dehydrogenation plant and polypropylene upgrading facility that was to be located in Sturgeon County, Alberta. The project has been in a state of indefinite suspension since late 2020.
Pembina Pipeline Corporation 2022 Annual Report 109

Summarized Financial Information
Financial information for Pembina's equity accounted investees is presented (at 100 percent) in the following tables and is prepared under the financial reporting framework adopted by each equity accounted investee (IFRS except for Veresen Midstream and Alliance which are in accordance with U.S. GAAP). Differences between the equity accounted investee's earnings (loss) and earnings attributable to Pembina relate to the different accounting standards applied and amortization of the excess of the purchase price over the underlying net book value of the investee's assets and liabilities at the purchase date.

For the year ended December 31, 2022 ($ millions)	PGI(1)	Alliance	Aux Sable	Veresen Midstream(2)	Cedar LNG	Other(3)
Earnings and Comprehensive Income
Revenue	625	1,115	2,283	449	—	56
Expenses	(307)	(480)	(2,026)	(151)	(1)	(41)
Depreciation and amortization	(133)	(140)	(47)	(122)	—	(16)
Interest expense	(94)	(21)	(1)	(58)	—	(2)
Finance costs and other	5	7	4	(2)	—	2
Income tax expense	(24)	—	—	—	—	—
Earnings	72	481	213	116	(1)	(1)
Earnings attributable to Pembina	49	167	91	51	—	3
(1)    Refer to Note 9 and to the "PGI Acquisition" section of this note for further information on the acquisition of Pembina's interest in PGI.
(2)    Pembina owned a 45 percent interest in Veresen Midstream up to the closing of the PGI Transaction on August 15, 2022. As part of the transaction, Pembina contributed its 45 percent interest in Veresen Midstream to PGI.
(3)    Other includes Ruby, CKPC, Grand Valley, and Fort Corp.

As at December 31, 2022 ($ millions)	PGI(1)	Alliance	Aux Sable	Veresen Midstream(2)	Cedar LNG	Other(3)
Statements of Financial Position
Cash and cash equivalents	—	95	16	—	—	29
Other current assets	1,125	118	68	—	2	13
Non-current assets	12,578	1,612	725	—	67	90
Current trade, other payables and provisions	257	57	65	—	7	56
Other current liabilities	578	23	4	—	2	14
Non-current trade, other payables and provisions	106	7	6	—	—	—
Other non-current liabilities	5,799	832	184	—	—	28
(1)    Refer to Note 9 and to the "PGI Acquisition" section of this note for further information on the acquisition of Pembina's interest in PGI.
(2)    Pembina owned a 45 percent interest in Veresen Midstream up to the closing of the PGI Transaction on August 15, 2022. As part of the transaction, Pembina contributed its 45 percent interest in Veresen Midstream to PGI.
(3)    Other includes Ruby, CKPC, Grand Valley, and Fort Corp.

110 Pembina Pipeline Corporation 2022 Annual Report

For the year ended December 31, 2021 ($ millions)	PGI(1)	Alliance	Aux Sable	Veresen Midstream	Cedar LNG	Other(2)(3)
Earnings and Comprehensive Income
Revenue	—	905	1,967	661	—	342
Expenses	—	(353)	(1,747)	(216)	—	(58)
Depreciation and amortization	—	(138)	(43)	(191)	—	(41)
Interest expense	—	(118)	—	(71)	—	(79)
Finance costs and other	—	3	—	4	—	(1)
Income tax expense	—	—	—	—	—	—
Earnings	—	299	177	187	—	163
Earnings attributable to Pembina	—	111	77	77	—	16
(1)    Refer to Note 9 and to the "PGI Acquisition" section of this note for further information on the acquisition of Pembina's interest in PGI.
(2)    Balances were adjusted per final issued joint venture financial statements.
(3)    Other includes Ruby, CKPC, Grand Valley, and Fort Corp.

As at December 31, 2021 ($ millions)	PGI(1)	Alliance	Aux Sable	Veresen Midstream	Cedar LNG(2)	Other(3)
Statements of Financial Position
Cash and cash equivalents	—	168	24	1	—	143
Other current assets	—	96	172	210	2	32
Non-current assets	—	1,690	707	4,605	18	766
Current trade, other payables and provisions	—	48	98	63	3	62
Other current liabilities	—	20	45	85	3	643
Non-current trade, other payables and provisions	—	9	5	61	—	307
Other non-current liabilities	—	804	159	2,613	2	47
(1)    Refer to Note 9 and to the "PGI Acquisition" section of this note for further information on the acquisition of Pembina's interest in PGI.
(2)    Balances were adjusted per final issued joint venture financial statements.
(3)    Other includes Ruby, CKPC, Grand Valley, and Fort Corp.

Pembina Pipeline Corporation 2022 Annual Report 111

11. INCOME TAXES
The movements in the components of the deferred tax assets and deferred tax liabilities are as follows:

($ millions)	Balance at December 31, 2021	Recognized in Earnings	Recognized in Other Comprehensive Income (Loss)	Disposition	Equity	Other	Balance at December 31, 2022
Deferred income tax assets
Employee benefits	2	1	(5)	—	—	—	(2)
Share-based payments	24	17	—	—	—	—	41
Provisions	100	(31)	—	(5)	—	—	64
Benefit of loss carryforwards	385	65	—	—	—	—	450
Other deductible temporary differences	7	93	—	1	—	17	118

Deferred income tax liabilities
Property, plant and equipment	2,250	229	—	(450)	—	—	2,029
Intangible assets	251	24	—	(13)	—	—	262
Investments in equity accounted investees	709	(174)	—	—	—	—	535
Derivative financial instruments	16	37	(3)	(27)	—	—	23
Taxable limited partnership income deferral	46	50	—	(28)	—	—	68
Total net deferred tax liabilities(1)	2,754	21	2	(514)	—	(17)	2,246

($ millions)	Balance at December 31, 2020	Recognized in Earnings	Recognized in Other Comprehensive Income (Loss)	Disposition	Equity	Other	Balance at December 31, 2021
Deferred income tax assets
Derivative financial instruments	4	(20)	—	—	—	—	(16)
Employee benefits	11	2	(11)	—	—	—	2
Share-based payments	14	10	—	—	—	—	24
Provisions	83	17	—	—	—	—	100
Benefit of loss carryforwards	275	110	—	—	—	—	385
Other deductible temporary differences	51	(41)	—	—	—	(3)	7

Deferred income tax liabilities
Property, plant and equipment	2,091	159	—	—	—	—	2,250
Intangible assets	260	(9)	—	—	—	—	251
Investments in equity accounted investees	692	17	—	—	—	—	709
Taxable limited partnership income deferral	(2)	48	—	—	—	—	46
Total net deferred tax liabilities(1)	2,603	137	11	—	—	3	2,754
(1)    Comprised of deferred tax liabilities of $2.5 billion (2021: $3.0 billion) net of deferred tax assets of $261 million (2021: $257 million).
Reconciliation of Effective Tax Rate

For the years ended December 31
($ millions, except as noted)	2022	2021
Earnings before income tax	3,219	1,665
Canadian statutory tax rate (percent)	23.6	23.3
Income tax at statutory rate	760	388
Tax rate changes and foreign rate differential	(27)	(19)
Changes in estimate and other	(40)	21
Permanent items	19	12
Unrecognized tax attribute	6	21
Income in equity accounted investee	(10)	—
Non-taxable gain on PGI Transaction	(260)	—
Deferred tax transferred due to PGI Transaction	(200)	—
Income tax expense	248	423
112 Pembina Pipeline Corporation 2022 Annual Report

The decrease in the effective tax rate from 25.4 percent to 7.7 percent is primarily due to the gain on the PGI Transaction which is not subject to tax and the transfer of the tax liability to PGI which is an equity accounted investee.
Income Tax Expense

For the years ended December 31
($ millions)	2022	2021
Current tax expense	227	286
Deferred tax expense
Origination and reversal of temporary differences	57	235
Tax rate changes on deferred tax balances	1	14
Increase in tax loss carry forward	(37)	(112)
Total deferred tax expense	21	137
Total income tax expense	248	423
Deferred Tax Items Recovered Directly in Equity

For the years ended December 31
($ millions)	2022	2021
Other comprehensive loss (Note 23):
Change in fair value of net investment hedges	3	—
Remeasurements of defined benefit asset or liability	(5)	(11)
Deferred tax items recovered directly in equity	(2)	(11)
Pembina has temporary differences associated with its investments in subsidiaries. At December 31, 2022, Pembina has not recorded a deferred tax asset or liability for these temporary differences (2021: nil) as Pembina controls the timing of the reversal and it is not probable that the temporary differences will reverse in the foreseeable future.
At December 31, 2022, Pembina had U.S. $1.2 billion (2021: U.S. $1.1 billion) of U.S. tax losses that do not expire and $42 million (2021: $42 million) of Canadian tax losses that will expire after 2036. Pembina has determined that it is probable that future taxable profits will be sufficient to utilize these losses. The amount of unrecognized deferred tax asset as at December 31, 2022 was $27 million (2021: $21 million).
Pembina Pipeline Corporation 2022 Annual Report 113

12. TRADE PAYABLES AND OTHER

As at December 31
($ millions)	2022	2021
Trade payables	571	625
Other payables & accrued liabilities	533	411
Related party payables	150	27
Total trade payables and other	1,254	1,063
13. LEASES
Lessee Leases
Pembina enters into arrangements to secure access to assets necessary for operating the business. Leased (right-of-use) assets include terminals, rail, buildings, land and other assets. Total cash outflows related to leases were $117 million for the year ended December 31, 2022 (2021: $127 million).
Right-of-Use Assets

($ millions)	Terminals	Rail	Buildings	Land & Other	Total
Balance at January 1, 2021	213	221	121	96	651
Additions and adjustments	2	1	40	18	61
Disposals and other	—	(4)	—	(9)	(13)
Depreciation	(20)	(41)	(18)	(12)	(91)
Impairment	(27)	—	—	—	(27)
Balance at December 31, 2021	168	177	143	93	581
Additions and adjustments	26	—	1	(10)	17
Disposals and other	—	2	—	—	2
Depreciation	(18)	(37)	(17)	(10)	(82)
Balance at December 31, 2022	176	142	127	73	518
Lessor Leases
Pembina has entered into contracts for the use of its assets that have resulted in lease treatment for accounting purposes. Assets under operating leases include pipelines, terminals and storage assets. See Note 7 for carrying value of property, plant and equipment under operating leases. Assets under finance leases include pipelines, terminals, storage assets and office sub-leases.
Maturity of Lease Receivables

As at December 31	2022		2021
($ millions)	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Less than one year	213	40	146	31
One to two years	193	42	140	31
Two to three years	170	32	121	31
Three to four years	168	32	109	32
Four to five years	162	31	108	31
More than five years	834	294	725	319
Total undiscounted lease receipts	1,740	471	1,349	475
Unearned finance income on lease receipts		(256)		(270)
Discounted unguaranteed residual value		16		15
Finance lease receivable		231		220
Less current portion(1)		(12)		(9)
Total non-current		219		211
(1)    Included in trade receivables and other on the Consolidated Statement of Financial Position.
114 Pembina Pipeline Corporation 2022 Annual Report

14. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which is measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at December 31, 2022	Nominal Interest Rate	Year of Maturity	December 31, 2022	December 31, 2021
Loans and borrowings
Senior unsecured credit facilities(1)(3)(4)	2,858	5.78(2)	Various(1)	768	907
Senior unsecured medium-term notes series 2	—	3.77	2022	—	450
Senior unsecured medium-term notes series 3	450	4.75	2043	447	447
Senior unsecured medium-term notes series 4	600	4.81	2044	597	597
Senior unsecured medium-term notes series 5	450	3.54	2025	449	449
Senior unsecured medium-term notes series 6	500	4.24	2027	499	499
Senior unsecured medium-term notes series 7	600	3.71	2026	602	602
Senior unsecured medium-term notes series 8	650	2.99	2024	649	648
Senior unsecured medium-term notes series 9	550	4.74	2047	543	542
Senior unsecured medium-term notes series 10	650	4.02	2028	658	660
Senior unsecured medium-term notes series 11	800	4.75	2048	839	841
Senior unsecured medium-term notes series 12	650	3.62	2029	653	654
Senior unsecured medium-term notes series 13	700	4.54	2049	712	712
Senior unsecured medium-term notes series 14	600	2.56	2023	600	599
Senior unsecured medium-term notes series 15	600	3.31	2030	598	597
Senior unsecured medium-term notes series 16	400	4.67	2050	397	397
Senior unsecured medium-term notes series 17	500	3.53	2031	497	497
Senior unsecured medium-term notes series 18	500	4.49	2051	497	497
Senior unsecured medium-term notes series 3A	—	5.05	2022	—	50
Total loans and borrowings				10,005	10,645
Less current portion loans and borrowings				(600)	(1,000)
Total non-current loans and borrowings				9,405	9,645
Subordinated hybrid notes
Subordinated notes, series 1	600	4.80	2081	595	594
(1)    Pembina's unsecured credit facilities include a $1.5 billion revolving facility that matures in June 2027, a $1.0 billion sustainability linked revolving facility that matures in June 2026, a U.S. $250 million non-revolving term loan that matures in May 2025 and a $20 million operating facility that matures in May 2023, which is typically renewed on an annual basis.
(2)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at December 31, 2022. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins. The impact of interest rate hedges described in the footnote below are not reflected in this figure.
(3)    Includes U.S. $250 million variable rate debt outstanding at December 31, 2022 (2021: U.S. $250 million) and fully hedged at 1.45 percent.
(4)    The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 24 for foreign exchange risk management.
On March 14, 2022, Pembina's $50 million senior unsecured medium term notes, series 3A, matured and were fully repaid.
On July 27, 2022, Pembina replaced its $2.5 billion revolving credit facility with two credit facilities: an unsecured $1.0 billion sustainability linked revolving credit facility (the "SLL Credit Facility") that has a term of four years, maturing June 2026 and an amendment and restatement of the revolving facility into an unsecured $1.5 billion revolving credit facility, which includes a $750 million accordion feature and matures in June 2027 (the "Revolving Facility"). The SLL Credit Facility contains pricing adjustments that reduce or increase borrowing costs based on Pembina's performance relative to a greenhouse gas ("GHG") emissions intensity reduction performance target. Previously, Pembina announced its commitment to reduce its GHG emissions intensity by 30 percent by 2030, relative to baseline 2019 levels. The specific terms of the SLL Credit Facility include annual intermediate targets that align with Pembina's trajectory towards its 2030 target.
With the exception of the sustainability linked adjustments to borrowing costs, the terms and conditions of the SLL Credit Facility and the Revolving Facility, including financial covenants, are substantially similar to each other.
Pembina Pipeline Corporation 2022 Annual Report 115

In 2022, Pembina fully repaid and cancelled its non-revolving term loan for a total repayment of $500 million.
On October 24, 2022, Pembina's $450 million senior unsecured medium term notes, series 2, matured and were fully repaid.
For more information about Pembina's exposure to interest rate, foreign currency and liquidity risk, see Note 24 Financial Instruments & Risk Management.
15. DECOMMISSIONING PROVISION
The decommissioning provision reflects the discounted cash flows expected to be incurred to decommission Pembina's pipeline systems, gas processing and fractionation plants, storage and terminalling hubs, including estimated environmental reclamation and remediation costs.
The undiscounted cash flows at the time of decommissioning are calculated using an estimated timing of economic outflows ranging from one to 83 years, with the majority estimated at 50 years. The estimated economic lives of the underlying assets form the basis for determining the timing of economic outflows. Pembina applied credit-adjusted risk-free rates of 5.7 percent to 6.4 percent (2021: 3.3 percent to 4.7 percent) and an inflation rate of 2.1 percent (2021: 1.8 percent).

($ millions)	2022	2021
Balance at January 1	412	348
Unwinding of discount rate	15	16
Change in rates	(158)	—
Disposition (Note 9)	(20)	—
Additions	1	29
Change in cost estimates and other	9	19
Balance at December 31	259	412
As at December 31, 2022, Pembina had $13 million related to long-term restricted cash included in other assets which is subject to contractual restrictions in connection with use in future Jet Fuel Pipeline abandonment activities.
16. SHARE CAPITAL
Pembina is authorized to issue an unlimited number of common shares, without par value, 254,850,850 Class A preferred shares, issuable in series and an unlimited number of Class B preferred shares. The holders of the common shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of Pembina, receive dividends declared and share in the remaining property of Pembina upon distribution of the assets of Pembina among its shareholders for the purpose of winding-up its affairs.
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2020	550	15,644
Share-based payment transactions	—	47
Repurchased	—	(13)
Balance at December 31, 2021	550	15,678
Share-based payment transactions(1)	7	319
Repurchased	(7)	(204)
Balance at December 31, 2022	550	15,793
(1)    Beginning in the fourth quarter of 2022, exercised options were settled by issuing the net number of common shares equivalent to the gain upon exercise.
116 Pembina Pipeline Corporation 2022 Annual Report

Share Repurchase Program
On March 8, 2022, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company under the NCIB are cancelled. The NCIB expires on March 9, 2023 and Pembina expects to file a notice of intention with the TSX to renew the NCIB to purchase up to five percent of its outstanding common shares, subject to approval of the TSX.
The following table summarizes Pembina's share repurchases under its NCIB:

For the years ended December 31 (millions, except as noted)	2022	2021
Number of common shares repurchased for cancellation (thousands)	7,154	450
Average price per share	$46.55	$37.77
Total cost(1)	333	17
(1)    Total cost includes $204 million (2021: $13 million) charged to share capital and $129 million (2021: $4 million) charged to deficit.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2020	122	2,946
Class A, Series 11 Preferred shares redeemed, net of issue costs	(7)	(170)
Class A, Series 13 Preferred shares redeemed, net of issue costs	(10)	(250)
Part VI.1 tax	—	(9)
Balance at December 31, 2021	105	2,517
Class A, Series 23 Preferred shares redeemed, net of issue costs	(12)	(300)
Part VI.1 tax	—	(9)
Balance at December 31, 2022	93	2,208
On January 25, 2021, in connection with the offering of the Series 1 Subordinated Notes, Pembina issued 600,000 Series 2021-A Class A Preferred Shares, to Computershare Trust Company of Canada, to be held in trust as treasury shares to satisfy Pembina's obligations under the indenture governing the Series 1 Subordinated Notes.
On March 1, 2021, Pembina redeemed all of the 6.8 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 11 (the "Series 11 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 11 Class A Preferred Share.
On June 1, 2021, Pembina redeemed all of the 10 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 13 (the "Series 13 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 13 Class A Preferred Shares, less taxes required to be deducted or withheld by the Company.
On October 3, 2022, none of the eight million issued and outstanding Cumulative Redeemable Rate Reset Class A Preferred Series 15 Shares were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 16.
On November 15, 2022, Pembina redeemed all of the 12 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 23 (the "Series 23 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 23 Class A Preferred Share. The total redemption price for the Series 23 Class A Preferred Shares was $300 million.

Pembina Pipeline Corporation 2022 Annual Report 117

Subsequent to the end of the year, on February 14, 2023, holders of an aggregate of 1,028,130 of the 16 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 21 (the "Series 21 Class A Preferred Shares") elected to convert, on a one-for-one basis, their Series 21 Class A Preferred Shares into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares"). As a result of the exercise of such conversion rights, on March 1, 2023, Pembina will have 14,971,870 Series 21 Class A Preferred Shares and 1,028,130 Series 22 Class A Preferred Shares issued and outstanding. The annual dividend rate applicable to the Series 22 Class A Preferred Shares for the three-month floating rate period from and including March 1, 2023, to, but excluding, June 1, 2023, will be 7.706 percent.
Subsequent to the end of the year, on February 15, 2023, none of the Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 25 outstanding were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 26. The annual dividend rate for the Series 25 Class A Preferred Shares for the five-year period from and including February 15, 2023 to, but excluding, February 15, 2028 is 6.481 percent.
Dividends
The following dividends were declared by Pembina:

For the years ended December 31
($ millions)	2022	2021
Common shares
$2.55 per common share (2021: $2.52)	1,409	1,386
Class A preferred shares
$1.23 per Series 1 Class A Preferred Share (2021: $1.23)	12	12
$1.12 per Series 3 Class A Preferred Share (2021: $1.12)	7	7
$1.14 per Series 5 Class A Preferred Share (2021: $1.14)	11	11
$1.10 per Series 7 Class A Preferred Share (2021: $1.10)	11	11
$1.08 per Series 9 Class A Preferred Share (2021: $1.08)	10	10
nil per Series 11 Class A Preferred Share (2021: $0.36)	—	2
nil per Series 13 Class A Preferred Share (2021: $0.72)	—	7
$1.22 per Series 15 Class A Preferred Share (2021: $1.12)	10	9
$1.21 per Series 17 Class A Preferred Share (2021: $1.21)	7	7
$1.17 per Series 19 Class A Preferred Share (2021: $1.17)	9	10
$1.23 per Series 21 Class A Preferred Share (2021: $1.23)	20	20
$1.15 per Series 23 Class A Preferred Share (2021: $1.31)	16	16
$1.30 per Series 25 Class A Preferred Share (2021: $1.30)	13	13
	126	135
In connection with the closing of the PGI Transaction on August 15, 2022, Pembina's Board of Directors approved a $0.0075 per common share increase to its monthly common share dividend rate from $0.21 to $0.2175 per common share per month, commencing with the dividend paid on October 14, 2022.
On December 5, 2022, Pembina announced that it was moving from its current practice of paying monthly dividends to a quarterly common share dividend payment, following the monthly December 2022 dividend. Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the Board of Directors.
Subsequent to the end of the year, on February 23, 2023, Pembina announced that its Board of Directors had declared a common share cash dividend for the first quarter of 2023 of $0.6525 per share to be paid, on March 31, 2023, to shareholders of record on March 15, 2023.

118 Pembina Pipeline Corporation 2022 Annual Report

Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on January 16, 2023 as outlined in the following table:

Series	Record Date	Payable Date	Per Share Amount	Dividend Amount ($ millions)
Series 1	February 1, 2023	March 1, 2023	$0.306625	3
Series 3	February 1, 2023	March 1, 2023	$0.279875	2
Series 5	February 1, 2023	March 1, 2023	$0.285813	3
Series 7	February 1, 2023	March 1, 2023	$0.273750	3
Series 9	February 1, 2023	March 1, 2023	$0.268875	2
Series 15	March 15, 2022	March 31, 2023	$0.385250	3
Series 17	March 15, 2022	March 31, 2023	$0.301313	2
Series 19	March 15, 2022	March 31, 2023	$0.292750	2
Series 21	February 1, 2023	March 1, 2023	$0.306250	5
Series 25	January 31, 2023	February 15, 2023	$0.325000	3
Pembina Pipeline Corporation 2022 Annual Report 119

17. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

	2022				2021
For the years ended December 31	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	1,741	622	—	2,363	1,642	754	—	2,396
Fee-for-service(1)	458	137	—	595	348	138	—	486
Product sales(2)	—	—	8,471	8,471	—	—	5,577	5,577
Revenue from contracts with customers	2,199	759	8,471	11,429	1,990	892	5,577	8,459
Operational finance lease income	26	3	—	29	17	2	—	19
Fixed operating lease income	117	36	—	153	116	33	—	149
Total external revenue	2,342	798	8,471	11,611	2,123	927	5,577	8,627
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	2022			2021
For the years ended December 31 ($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	3	288	291	3	289	292
Additions (net in the period)	2	57	59	—	64	64
Disposition (Note 9)	(2)	(90)	(92)	—	—	—
Revenue recognized from contract liabilities(1)	—	(64)	(64)	—	(65)	(65)
Closing balance	3	191	194	3	288	291
Less current portion(2)	(3)	(53)	(56)	(3)	(68)	(71)
Ending balance	—	138	138	—	220	220
(1)    Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.
(2)    As at December 31, 2022, the balance includes $3 million of cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.
Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which have been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing, terminalling and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
120 Pembina Pipeline Corporation 2022 Annual Report

c.Revenue Allocated to Remaining Performance Obligations
Pembina expects to recognize revenue in future periods that includes current unsatisfied remaining performance obligations totaling $11.1 billion (2021: $14.5 billion). Over the next five years, these remaining performance obligations will be recognized annually ranging from $1.8 billion (2021: $2.0 billion) declining to $1.0 billion (2021: $1.3 billion). Subsequently, up to 2046 (2021: 2047), Pembina will recognize $765 million (2021: $1.1 billion) declining to $7 million (2021: $7 million) per year.
As a result of the disposition of Pembina's field-based gas processing assets on August 15, 2022 (see Note 9 for further details), Pembina's unsatisfied remaining performance obligations and expected revenue recognition from these obligations as at December 31, 2022 decreased by $2.6 billion compared to December 31, 2021.
In preparing the above figures, Pembina has taken the practical expedient to exclude contracts that have original expected durations of one year or less. Variable consideration relating to flow through costs are not included in the amounts presented. These flow through costs do not impact net income or cash flow, and due to the long-term nature of the contracts there is significant uncertainty in estimating these amounts. In addition, Pembina excludes contracted revenue amounts for assets not yet in-service unless both Board of Directors approval and regulatory approval for the asset has been obtained.
18. NET FINANCE COSTS

For the years ended December 31
($ millions)	2022	2021
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	385	362
Subordinated hybrid notes	29	27
Leases	32	35
Unwinding of discount rate	16	16
Loss in fair value of non-commodity-related derivative financial instruments	12	19
Foreign exchange losses (gains) and other	12	(9)
Net finance costs	486	450
Net interest paid of $468 million (2021: $443 million) includes interest paid during construction and capitalized of $21 million (2021: $25 million).
Pembina Pipeline Corporation 2022 Annual Report 121

19. OPERATING SEGMENTS
Pembina determines its reportable segments based on the nature of operations and includes three operating segments: Pipelines, Facilities and Marketing & New Ventures.
The Pipelines segment includes conventional, oil sands and transmission pipeline systems, crude oil storage and terminalling business and related infrastructure serving various markets and basins across North America.
The Facilities segment includes processing and fractionation facilities and related infrastructure, and a liquefied propane export facility on Canada's West Coast, which provide Pembina's customers with natural gas and NGL services that are highly integrated with Pembina's other businesses. In addition, the Facilities segment includes a bulk marine terminal in the Port of Vancouver, Canada.
The Marketing & New Ventures segment undertakes value-added commodity marketing activities including buying and selling products and optimizing storage opportunities, by contracting capacity on Pembina's and various third-party pipelines and utilizing Pembina's rail fleet and rail logistics capabilities. Marketing activities also include identifying commercial opportunities to further develop other Pembina assets. Pembina's Marketing business also includes results from Aux Sable's NGL extraction facility near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the United States and Canada.
The financial results of the operating segments are included below. Performance is measured based on results from operating activities, net of depreciation and amortization, as included in the internal management reports that are reviewed by Pembina's CEO, CFO and other Senior Vice Presidents. These results are used to measure performance as management believes that such information is the most relevant in evaluating results of certain segments relative to other entities that operate within these industries. Inter-segment transactions are recorded at market value and eliminated under corporate and inter-segment eliminations.

For the year ended December 31, 2022	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	2,342	798	8,471	—	11,611
Inter-segment revenue	166	470	—	(636)	—
Total revenue(3)	2,508	1,268	8,471	(636)	11,611
Operating expenses	677	511	—	(319)	869
Cost of goods sold, including product purchases	—	6	7,682	(324)	7,364
Depreciation and amortization included in operations	396	196	44	8	644
Cost of sales	1,073	713	7,726	(635)	8,877
Realized (gain) loss on commodity-related derivative financial instruments	—	(20)	125	—	105
Unrealized gain on commodity-related derivative financial instruments	—	(50)	(83)	—	(133)
Share of profit from equity accounted investees	171	108	82	—	361
Gross profit (loss)	1,606	733	785	(1)	3,123
Depreciation included in general and administrative	—	—	—	39	39
Other general and administrative(4)	57	15	42	246	360
Other expense	106	11	8	4	129
Gain on Pembina Gas Infrastructure Transaction (Note 9)	—	(1,110)	—	—	(1,110)
Reportable segment results from operating activities	1,443	1,817	735	(290)	3,705
Net finance costs	28	13	27	418	486
Reportable segment earnings (loss) before tax	1,415	1,804	708	(708)	3,219
Capital expenditures	342	153	59	51	605
Contributions to equity accounted investees	4	62	29	—	95
122 Pembina Pipeline Corporation 2022 Annual Report

For the year ended December 31, 2021	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	2,123	927	5,577	—	8,627
Inter-segment revenue	156	436	—	(592)	—
Total revenue(3)	2,279	1,363	5,577	(592)	8,627
Operating expenses	556	471	—	(266)	761
Cost of goods sold, including product purchases	—	6	5,017	(334)	4,689
Depreciation and amortization included in operations	413	214	50	7	684
Cost of sales	969	691	5,067	(593)	6,134
Realized (gain) loss on commodity-related derivative financial instruments	—	(10)	210	—	200
Unrealized gain on commodity-related derivative financial instruments	—	(38)	(35)	—	(73)
Share of profit from equity accounted investees	124	80	77	—	281
Gross profit	1,434	800	412	1	2,647
Depreciation included in general and administrative	—	—	—	39	39
Other general and administrative(4)	30	14	29	194	267
Other expense (income)	11	14	(5)	(268)	(248)
Impairment expense	447	22	5	—	474
Reportable segment results from operating activities	946	750	383	36	2,115
Net finance costs	29	18	9	394	450
Reportable segment earnings (loss) before tax	917	732	374	(358)	1,665
Capital expenditures	475	136	21	26	658
Contributions to equity accounted investees	299	29	7	—	335
(1)    Pipelines transportation revenue includes $247 million (2021: $207 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $407 million (2021: $265 million) associated with U.S. midstream sales.
(3)    During 2022 and 2021, no one customer accounted for 10 percent or more of total revenues reported throughout all segments.
(4)    Pembina incurred $479 million (2021: $440 million) of employee costs, of which $261 million (2021: $265 million) was recorded in operating expenses and $218 million (2021: $175 million) in general and administrative expenses. Employee costs include salaries, benefits and share-based compensation.
Geographical Information
Non-Current Assets

For the years ended December 31
($ millions)	2022	2021
Canada	25,902	26,128
United States	3,900	3,826
Total non-current assets(1)	29,802	29,954
(1)    Excludes deferred income tax assets, derivative financial instruments, and post-employment benefit assets.
Pembina Pipeline Corporation 2022 Annual Report 123

20. EARNINGS PER COMMON SHARE
Basic Earnings Per Common Share
The calculation of basic earnings per common share at December 31, 2022 was based on the earnings attributable to common shareholders of $2.8 billion (2021: $1.1 billion) and a weighted average number of common shares outstanding of 553 million (2021: 550 million).
Diluted Earnings Per Common Share
The calculation of diluted earnings per common share at December 31, 2022 was based on earnings attributable to common shareholders of $2.8 billion(1) (2021: $1.1 billion), and a weighted average number of common shares outstanding after adjustment for the effects of all dilutive potential common shares of 554 million (2021: 551 million).
Earnings Attributable to Common Shareholders

For the years ended December 31
($ millions)	2022	2021
Earnings	2,971	1,242
Dividends on preferred shares	(121)	(135)
Cumulative dividends on preferred shares, not yet declared	(8)	(9)
Basic and diluted earnings attributable to common shareholders	2,842	1,098
Weighted Average Number of Common Shares

(In millions of shares, except as noted)	2022	2021
Issued common shares at January 1	550	550
Effect of shares repurchased	(2)	—
Effect of shares issued on exercise of options	5	—
Basic weighted average number of common shares at December 31	553	550

Dilutive effect of share options on issue(1)	1	1
Diluted weighted average number of common shares at December 31	554	551

Basic earnings per common share (dollars)	5.14	2.00
Diluted earnings per common share (dollars)	5.12	1.99
(1)    The average market value of Pembina's shares for purposes of calculating the dilutive effect of share options for the year ended December 31, 2022 was based on quoted market prices for the period during which the options were outstanding.
124 Pembina Pipeline Corporation 2022 Annual Report

21. PENSION PLAN

As at December 31
($ millions)	2022	2021
Registered defined benefit net asset	(17)	(11)
Supplemental defined benefit net obligation	11	17
Net employee benefit (assets) obligations	(6)	6
Pembina maintains defined contribution plans and non-contributory defined benefit pension plans covering its employees. Pembina contributes five to 10 percent of an employee's earnings to the defined contribution plan, until the employee's age plus years of service equals 50, at which time they become eligible for the defined benefit plans. Pembina has ended eligibility for new entrants to the defined benefit plan for those whose age and years of service did not equal 40 as at January 1, 2021. Pembina recognized $12 million in expense for the defined contribution plan during the year (2021: $11 million). The defined benefit plans include a funded registered plan for all eligible employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. The defined benefit plans are administered by separate pension funds that are legally separated from Pembina. Benefits under the plans are based on the length of service and the annual average best three years of earnings during the last 10 years of service of the employee. Benefits paid out of the plans are not indexed. Pembina measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial funding valuation was at December 31, 2021. The defined benefit plans expose Pembina to actuarial risks such as longevity risk, interest rate risk, and market (investment) risk.
Defined Benefit Obligations

As at December 31 ($ millions)	2022		2021
	Registered Plans	Supplemental Plan	Registered Plan	Supplemental Plan
Present value of unfunded obligations	—	11	—	17
Present value of funded obligations	207	—	257	—
Total present value of obligations	207	11	257	17
Fair value of plan assets	224	—	268	—
Recognized defined benefit assets (obligations)	17	(11)	11	(17)
Pembina funds the defined benefit obligation plans in accordance with government regulations by contributing to trust funds administered by an independent trustee. The funds are invested primarily in equities and bonds. Defined benefit plan contributions totaled $15 million for the year ended December 31, 2022 (2021: $23 million).
Pembina has determined that, in accordance with the terms and conditions of the defined benefit plans, and in accordance with statutory requirements of the plans, the present value of refunds or reductions in future contributions is not lower than the balance of the total fair value of the plan assets less the total present value of obligations. As such, no decrease in the defined benefit asset is necessary at December 31, 2022 (2021: nil).
Registered Defined Benefit Pension Plan Assets Comprise

As at December 31
(Percent)	2022	2021
Equity securities	59	61
Debt	34	39
Other	7	—
	100	100
Pembina Pipeline Corporation 2022 Annual Report 125

Movement in the Present Value of the Defined Benefit Pension Obligation

	2022		2021
($ millions)	Registered Plans	Supplemental Plan	Registered Plan	Supplemental Plan
Defined benefits obligations at January 1	257	17	278	18
Benefits paid by the plan	(19)	(1)	(28)	(1)
Current service costs	23	1	27	1
Interest expense	8	—	7	1
Actuarial gains in other comprehensive income	(62)	(6)	(27)	(2)
Defined benefit obligations at December 31	207	11	257	17
Movement in the Present Value of Registered Defined Benefit Pension Plan Assets

($ millions)	2022	2021
Fair value of plan assets at January 1	268	252
Contributions paid into the plan	15	23
Benefits paid by the plan	(19)	(28)
Return on plan assets	(49)	15
Interest income	9	6
Fair value of registered plan assets at December 31	224	268
Expense Recognition in Earnings

For the years ended December 31
($ millions)	2022	2021
Registered Plan
Current service costs	24	28
Interest on obligation	8	8
Interest on plan assets	(9)	(6)
	23	30
The expense is recognized in the following line items in the consolidated statement of comprehensive income:

For the years ended December 31
($ millions)	2022	2021
Registered Plan
Operating expenses	11	16
General and administrative expense	12	14
	23	30
Expense recognized for the Supplemental Plan was less than $2 million for each of the years ended December 31, 2022 and 2021.
Actuarial Gains and Losses Recognized in Other Comprehensive Income

	2022			2021
($ millions)	Registered Plans	Supplemental Plan	Total	Registered Plan	Supplemental Plan	Total
Balance at January 1	(9)	(2)	(11)	(41)	(4)	(45)
Remeasurements:
Financial assumptions	54	3	57	19	2	21
Experience adjustments	(7)	2	(5)	2	—	2
Return on plan assets excluding interest income	(37)	—	(37)	11	—	11
Recognized gain during the period after tax	10	5	15	32	2	34
Balance at December 31	1	3	4	(9)	(2)	(11)
126 Pembina Pipeline Corporation 2022 Annual Report

Principal actuarial assumptions used:

As at December 31
(weighted average percent)	2022	2021
Discount rate	5.3	3.2
Future pension earning increases	4.0	4.0
Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the values of the liabilities in the defined plans are as follows:

As at December 31
(years)	2022	2021
Longevity at age 65 for current pensioners
Males	22.0	22.0
Females	24.4	24.3
Longevity at age 65 for current member aged 45
Males	23.0	23.0
Females	25.3	25.3
The calculation of the defined benefit obligation is sensitive to the discount rate, compensation increases, retirements and termination rates as set out above. A change in the estimated discount rate of 5.3 percent by 100 basis points at December 31, 2022 is considered reasonably possible in the next financial year. An increase by 100 basis points would result in a $24 million reduction to the obligation whereas, a decrease would lead to a $30 million increase to the obligation.
Pembina expects to contribute $22 million to the defined benefit plans in 2023.
22. SHARE-BASED PAYMENTS
At December 31, 2022, Pembina has the following share-based payment arrangements:
Share Option Plan (Equity-Settled)
Pembina has a share option plan under which employees are eligible to receive options to purchase shares in Pembina.
Long-Term Share Unit Award Incentive Plan (Cash-Settled)
Pembina has a long-term share unit award incentive plan. Under the share-based compensation plan, awards of restricted ("RSU") and performance ("PSU") share units are made to officers and employees. The plan results in participants receiving cash compensation based on the value of the underlying notional shares granted under the plan. Payments are based on a trading value of Pembina's common shares plus notional dividends and performance of Pembina.
Pembina also has a deferred share unit ("DSU") plan. Under the DSU plan, directors are required to take at least 50 percent of total director compensation as DSUs, until such time that they have met certain share ownership guidelines. A DSU is a notional share that has the same value as one Pembina common share. Its value changes with Pembina's share price. DSUs do not have voting rights but they accrue dividends as additional DSU units, at the same rate as dividends paid on Pembina's common shares. DSUs are paid out when a director retires from the board and are redeemed for cash using the weighted average trading price of common shares on the Toronto Stock Exchange ("TSX") for the last five trading days before the redemption date, multiplied by the number of DSUs the director holds.
Terms and Conditions of Share Option Plan and Share Unit Award Incentive Plan
Share Option Plan
Share options vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and one-third on the third anniversary of the grant date and have a contractual life of seven years. In 2021, Pembina granted select executive officers and non-officers stock options that vest after a four-year period and expire seven years after issuance.
Pembina Pipeline Corporation 2022 Annual Report 127

Long-Term Share Unit Award Incentive Plan(1)

Grant date RSUs, PSUs and DSUs to Officers, Employees and Directors (thousands of units, except as noted)	PSUs (2)	RSUs (2)	DSUs	Total
2021	704	1,429	44	2,177
2022	623	1,202	39	1,864
(1)    Distribution units are granted in addition to RSU and PSU grants based on notional accrued dividends.
(2)    Contractual life of 3 years.
PSUs vest on the third anniversary of the grant date. RSUs vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and one-third on the third anniversary of the grant date. In 2021, Pembina granted additional RSUs that vest on the third anniversary of the grant date. Actual units awarded are based on the trading value of the shares and performance of Pembina.
Disclosure of Share Option Plan
The number and weighted average exercise prices of share options is as follows:

(thousands of options, except as noted)	Number of Options	Weighted Average Exercise Price (dollars)
Outstanding at December 31, 2020	21,776	$42.68
Granted	2,695	$36.36
Exercised	(464)	$34.41
Forfeited	(835)	$39.23
Expired	(3,201)	$47.87
Outstanding at December 31, 2021	19,971	$41.33
Granted	599	$45.61
Exercised(1)	(7,722)	$41.42
Forfeited	(332)	$38.60
Expired	(431)	$41.31
Outstanding at December 31, 2022	12,085	$41.56
(1)    Exercise represents the gross number of options exercised by the employee. Beginning in the fourth quarter of 2022, Pembina issued the net number of common shares equivalent to the employee's gain upon exercise.
As of December 31, 2022, the following options are outstanding:

(thousands of options, except as noted) Exercise Price (dollars)	Number Outstanding at December 31, 2022	Options Exercisable	Weighted Average Remaining Life
$26.83 – $35.25	2,115	809	5
$35.26 – $41.08	2,464	739	5
$41.09 – $43.76	2,546	1,654	3
$43.77 – $47.27	2,593	2,076	4
$47.28 – $49.78	2,367	2,309	3
Total	12,085	7,587	4
Options are exercised regularly throughout the year. Therefore, the weighted average share price during the year of $48.62 (2021: $40.17) is representative of the weighted average share price at the date of exercise.
128 Pembina Pipeline Corporation 2022 Annual Report

Expected volatility is estimated by considering historic average share price volatility. The weighted average inputs used in the measurement of the fair values at grant date of share options are the following:
Share Options Granted

For the years ended December 31	2022	2021	2021
(dollars, except as noted)	Graded Vesting	Graded Vesting	Cliff Vesting
Weighted average
Fair value at grant date	11.43	7.78	6.59
Expected volatility (percent)	46.64	49.06	40.01
Expected option life (years)	3.67	3.67	5.00
Expected annual dividends per option	2.55	2.52	2.52
Expected forfeitures (percent)	7.3	7.1	7.1
Risk-free interest rate (based on government bonds) (percent)	1.7	0.6	1.0
Disclosure of Long-Term Share Unit Award Incentive Plan
The long-term share unit award incentive plans were valued using the volume weighted average price for the 20 days ending December 31, 2022 of $46.26 (2021: $37.99). Actual payment may differ from the amount valued based on market price and company performance.
Employee Expenses

For the years ended December 31
($ millions)	2022	2021
Share option plan, equity settled	10	31
Long-term share unit award incentive plan	116	69
Share-based compensation expense	126	100

Total carrying amount of liabilities for cash settled arrangements	161	88
Total intrinsic value of liability for vested benefits	97	56
23. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2020	48	—	(46)	2
Other comprehensive (loss) gain before hedging activities	(18)	—	34	16
Other comprehensive gain resulting from hedging activities(1)	2	8	—	10
Balance at December 31, 2021	32	8	(12)	28
Other comprehensive gain before hedging activities	295	—	15	310
Other comprehensive (loss) gain resulting from hedging activities(1)	(20)	23	—	3
Balance at December 31, 2022	307	31	3	341
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate derivatives designated as cash flow hedges (reported in Cash Flow Hedge Reserve) (Note 24).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
Pembina Pipeline Corporation 2022 Annual Report 129

24. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Risk Management Overview
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina recognizes that effective management of these risks is a critical success factor in managing organization and shareholder value.
Risk management strategies, policies and limits ensure risks and exposures are aligned to Pembina's business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina. Internal audit personnel assist the Board of Directors in its oversight role by monitoring and evaluating the effectiveness of the organization's risk management system.
Counterparty Credit Risk
Counterparty credit risk represents the financial loss Pembina may experience if a counterparty to a financial instrument or commercial agreement failed to meet its contractual obligations to Pembina in accordance with the terms and conditions of the financial instruments or agreements with Pembina. Counterparty credit risk arises primarily from Pembina's cash and cash equivalents, trade and other receivables, finance lease receivables, and from counterparties to its derivative financial instruments. The carrying amount of Pembina's cash and cash equivalents, trade and other receivables, finance lease receivables, derivative financial instruments and certain financial guarantees represents the maximum counterparty credit exposure, without taking into account security held.
Pembina manages counterparty credit risk through established credit management techniques, including conducting comprehensive financial and other assessments for all high exposure new counterparties and regular reviews of existing counterparties to establish and monitor a counterparty's creditworthiness, setting exposure limits, monitoring exposures against these limits, entering into master netting arrangements and obtaining financial assurances where warranted. Pembina utilizes various sources of financial, credit and business information in assessing the creditworthiness of a counterparty including external credit ratings, where available, and in other cases, detailed financial statement analysis in order to generate an internal credit rating based on quantitative and qualitative factors. The Board of Directors has approved a counterparty exposure limit matrix which establishes the maximum exposure that can be approved for a counterparty based on debt rating. Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in Pembina reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms.
Financial assurances from counterparties may include guarantees, letters of credit and cash. At December 31, 2022 letters of credit totaling $168 million (2021: $100 million) were held primarily in respect of customer trade receivables.
Pembina typically has collected its trade receivables in full and at December 31, 2022, 98 percent were current (2021: 98 percent). Management defines current as outstanding accounts receivable under 30 days past due. Pembina has a general lien and a continuing and first priority security interest in, and a secured charge on, all of a shipper's petroleum products in its custody.
At December 31, the aging of past due trade and other receivables was as follows:

($ millions)	2022	2021
31-60 days past due	3	2
Greater than 61 days past due	—	2
	3	4
130 Pembina Pipeline Corporation 2022 Annual Report

Pembina uses a loss allowance matrix to measure lifetime expected credit losses at initial recognition and throughout the life of the receivable. The loss allowance matrix is determined based on Pembina's historical default rates over the expected life of trade receivables, adjusted for forward-looking estimates. Management believes the unimpaired amounts that are past due by greater than 30 days are fully collectible based on historical default rates of customers and management's assessment of counterparty credit risk through established credit management techniques as discussed above.
Expected credit losses on lease receivables are determined using a probability-weighted estimate of credit losses, measured as the present value of all expected cash shortfalls, discounted at the interest rates implicit in the leases, using reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Pembina considers the risk of default relating to lease receivables low based on Pembina's assessment of individual counterparty credit risk through established credit management techniques as discussed above.
Pembina monitors and manages its concentration of counterparty credit risk on an ongoing basis. Pembina believes these measures minimize its counterparty credit risk but there is no certainty that they will protect it against all material losses. As part of its ongoing operations, Pembina must balance its market and counterparty credit risks when making business decisions.
Liquidity Risk
Liquidity risk is the risk Pembina will not be able to meet its financial obligations as they come due. The following are the contractual maturities of financial liabilities, including estimated interest payments.

			Outstanding Balances Due by Period
As at December 31, 2022	Carrying Amount	Expected Cash Flows	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
($ millions)
Trade payables and other	1,254	1,254	1,254	—	—	—
Loans and borrowings	10,005	15,420	960	2,093	2,126	10,241
Subordinated hybrid notes	595	832	29	57	58	688
Derivative financial liabilities	64	64	57	—	—	7
Lease liabilities	675	906	104	175	143	484
Pembina manages its liquidity risk by forecasting cash flows over a 12 month rolling time period to identify financing requirements. These financing requirements are then addressed through a combination of credit facilities and through access to capital markets, if required.
Market Risk
Pembina's results are subject to movements in commodity prices, foreign exchange and interest rates. A formal Risk Management Program including policies and procedures has been designed to mitigate these risks.
a.    Commodity Price Risk
Certain of the transportation contracts or tolling arrangements with respect to Pembina's pipeline assets do not include take-or-pay commitments from crude oil and gas producers and, as a result, Pembina is exposed to throughput risk with respect to those assets. A decrease in volumes transported can directly and adversely affect Pembina's revenues and earnings. The demand for, and utilization of, Pembina's pipeline assets may be impacted by factors such as changing market fundamentals, capacity bottlenecks, operational incidents, regulatory restrictions, system maintenance, weather and increased competition. Market fundamentals, such as commodity prices and price differentials, natural gas and gasoline consumption, alternative energy sources and global market access outside of Pembina's control can impact both the supply of and demand for the commodities transported on Pembina's pipelines.
Pembina Pipeline Corporation 2022 Annual Report 131

Pembina's Marketing business includes activities related to product storage, terminalling, and hub services. These activities expose Pembina to certain risks relating to fluctuations in commodity prices and, as a result, Pembina may experience volatility in revenue and impairments related to the book value of stored product with respect to these activities. Primarily, Pembina enters into contracts to purchase and sell crude oil, condensate, NGL, power and natural gas at floating market prices; as a result, the prices of products that are marketed by Pembina are subject to volatility as a result of factors such as seasonal demand changes, extreme weather conditions, market inventory levels, general economic conditions, changes in global markets and other factors. Pembina manages its risk exposure by balancing purchases and sales to secure less volatile margins. Notwithstanding Pembina's management of price and quality risk, marketing margins for commodities can vary and have varied significantly from period to period in the past. This variability could have an adverse effect on the results of Pembina's Marketing business and its overall results of operations. To mitigate this inherent variability in its Marketing business, Pembina has invested, and will continue to invest, in assets that have a fee-based revenue component.
Pembina is also exposed to potential price declines and decreasing frac spreads between the time Pembina purchases NGL feedstock and sells NGL products. Frac spread is the difference between the sale prices of NGL products and the cost of NGL sourced from natural gas and acquired at prices related to natural gas prices. Frac spreads can change significantly from period to period depending on the relationship between NGL and natural gas prices (the "frac spread ratio"), absolute commodity prices and changes in the Canadian to U.S. dollar exchange rate. In addition to the frac spread ratio changes, there is also a differential between NGL product prices and crude oil prices which can change margins realized for those products. These exposures could result in variability of cash flow generated by the Marketing business, which could affect Pembina and the cash dividends that Pembina is able to distribute.
Pembina utilizes financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price, interest rate, cost of power and foreign exchange risk. As an example of commodity price mitigation, Pembina actively fixes a portion of its exposure to frac spread margins through the use of derivative financial instruments. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions. Pembina's Marketing business is exposed to variability in quality, time and location differentials for various products, and financial instruments may be used to offset Pembina's exposures to these differentials. Pembina does not use financial instruments for speculative purposes.
The following table shows the impact on earnings if the underlying forward commodity prices of the derivative financial instruments increased or decreased by 15 percent, with other variables held constant.

As at December 31, 2022	15 Percent	15 Percent
($ millions)	Price Increase	Price Decrease
Crude oil(1)	(39)	39
Natural gas	11	(11)
NGL(2)	(34)	34
(1)    Includes condensate.
(2)    Includes propane and butane.
b.    Foreign Exchange Risk
Certain of Pembina's cash flows, namely a portion of its commodity-related cash flows, certain cash flows from U.S.-based infrastructure assets and distributions from U.S.-based investments in equity accounted investees, are subject to currency risk, arising from the denomination of specific cash flows in U.S. dollars. Additionally, a portion of Pembina's capital expenditures and contributions or loans to Pembina's U.S.-based investments in equity accounted investees, may be denominated in U.S. dollars. Furthermore, the value of the investment in U.S. dollar denominated subsidiaries will fluctuate with changes in exchange rates when translated into Pembina's functional currency.
Pembina monitors, assesses and responds to these foreign currency risks using an active risk management program, which may include the issuance of U.S. dollar debt, and exchange of foreign currency for domestic currency at a fixed rate.
132 Pembina Pipeline Corporation 2022 Annual Report

The following table shows the impact on earnings(1) if the underlying foreign exchange risk rate of the derivative financial instruments increased or decreased by $0.10, with other variables held constant.

As at December 31, 2022	$0.10	$0.10
($ millions)	Rate Increase	Rate Decrease
U.S. to Canadian dollars	(30)	30
(1)    Based on the U.S. to Canadian dollar exchange rate.
c.    Interest Rate Risk
Interest bearing financial liabilities include Pembina's debt and lease liabilities. Pembina has floating interest rate debt in the form of its Credit Facilities, which subjects Pembina to interest rate risk. Pembina monitors and assesses variable interest rate risk and responds to this risk by issuing long-term debt with fixed interest rates or by entering into interest rate swaps.
Pembina's U.S. drawings on its Credit Facilities and Pembina's interest rate swaps have variable rate components that reference the USD London Interbank Offered Rate ("LIBOR"). 1-Week and 2-Month USD LIBOR rates have been phased out on December 31, 2021 and other USD LIBOR rates will cease to be published at the end of June 2023. LIBOR will be replaced by a secured overnight financing rate ("SOFR"). Pembina will continue to monitor developments and the potential impact on the business.
Pembina's Canadian dollar drawings on its Credit Facilities have variable rate components that reference the Canadian Dollar Offered Rate ("CDOR"). CDOR rates will cease to be published at the end of June 2024. CDOR is expected to be replaced by the Canadian Overnight Repo Rate Average. Pembina will continue to monitor developments and the potential impact on the business.
At the reporting date, the interest rate profile of Pembina's interest-bearing financial instruments was:

As at December 31
($ millions)	2022	2021
Carrying amounts of financial liability
Fixed rate instruments(1)	10,507	11,055
Variable rate instruments(2)	768	907
	11,275	11,962
(1)    Includes lease liabilities and subordinated hybrid notes.
(2)    At December 31, 2022, Pembina held positions in financial derivative contracts designated as cash flow hedging instruments, fixing the interest rates on U.S. $250 million of variable rate debt (2021: U.S. $250 million).
Cash Flow Sensitivity Analysis for Variable Rate Instruments
The following table shows the impact on earnings if interest rates at the reporting date would have increased or decreased by 100 basis points, with other variables held constant.

As at December 31, 2022	100 Basis Point	100 Basis Point
($ millions)	Increase	Decrease
Variable rate instruments	(4)	4
Pembina Pipeline Corporation 2022 Annual Report 133

Fair Values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position, are shown in the table below. Certain non-derivative financial instruments measured at amortized cost including cash and cash equivalents, trade receivables and other, finance lease receivables, trade payables and other, and other liabilities have been excluded because they have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. These instruments would be classified in Level 2 of the fair value hierarchy.

	2022				2021
As at December 31	Carrying Value	Fair Value(1)			Carrying Value	Fair Value(1)
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(2)	129	—	92	37	95	—	84	11
Financial liabilities carried at fair value
Derivative financial instruments(2)	64	—	57	7	59	—	59	—
Contingent consideration(3)	49	—	12	37	70	—	35	35
Financial liabilities carried at amortized cost
Long-term debt(4)	10,600	—	9,590	—	11,239	—	11,814	—
(1)    The basis for determining fair value is disclosed in Note 4.
(2)    At December 31, 2022 all derivative financial instruments are carried at fair value through earnings, except for $31 million in interest rate derivative financial assets that have been designated as cash flow hedges.
(3)    Included in trade payables and other. Under the terms of the agreements on Pembina’s investment in the Cedar LNG Project, Pembina has commitments to make additional payments on a positive final investment decision as well as contributions to fund development costs and annual operating budgets.
(4)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated hybrid notes.
Level 2
Pembina's Level 2 financial instruments carried at fair value are valued using inputs that include quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains quoted market prices for its inputs from information sources including banks, Bloomberg Terminals and Natural Gas Exchange.
Level 3
Pembina has entered into long-term power purchase agreements that resulted in the recognition of embedded derivatives which Pembina has classified in Level 3 of the fair value hierarchy. The embedded derivatives are accounted for at fair value with realized and unrealized gains and losses recognized in earnings. The fair value is measured using a forward pricing model based on the fixed off take price and forward power price differentials at each reporting date. The fair value is determined using the contracted wind price at the reporting date compared to the quoted forward Alberta Electric System Operator ("AESO") wind power prices at the reporting date from a third-party information source, adjusted for various factors including inflation and credit spread.
The significant unobservable inputs that impact the fair value of the Level 3 derivative instruments are wind discounts and forward power prices. Wind discounts are calculated as the decrease in realized power price for wind generators relative to average power pool prices as a result of wind generation, and are adjusted by management's projections of the wind escalation rate over time. Forward power prices are determined using a long-term price forecast. As at December 31, 2022, a ten percent increase or decrease in wind discounts and forward power prices would increase or decrease earnings by $75 million (2021: $20 million) due to the resulting unrealized mark-to-market adjustment.
134 Pembina Pipeline Corporation 2022 Annual Report

Changes in fair value of the derivative net assets classified as Level 3 in the fair value hierarchy were as follows:

For the year ended December 31
($ millions)	2022	2021
Level 3 derivative net asset at January 1	11	—
Included in (gain) loss on commodity-related derivative financial instruments in earnings	19	11
Level 3 derivative net asset at December 31	30	11
There were no transfers into or out of Level 3 during the year ended December 31, 2022.
Interest Rates Used for Determining Fair Value
The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

As at December 31
(percent)	2022	2021
Derivatives	3.3 - 7.7	0.4 - 1.8
Loans and borrowings	5.0 - 8.1	1.1 - 1.8
Derivative instruments
Pembina enters into derivative instruments to hedge future cash flows associated with interest rate, commodity, and foreign exchange exposures. Derivatives are considered effective hedges to the extent that they offset the changes in value of the hedged item or transaction resulting from a specified risk factor. In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment and are classified as held at fair value through profit or loss ("FVTPL").
The following table is a summary of the net derivative financial instruments:

	2022					2021
As at December 31 ($ millions)	Current Asset(1)	Non-Current Asset	Current Liability(1)	Non-Current Liability	Total	Current Asset(1)	Non-Current Asset	Current Liability(1)	Non-Current Liability	Total
Commodity financial instruments	70	27	(39)	(7)	51	13	73	(48)	(6)	32
Interest rate	16	15	—	—	31	1	8	—	—	9
Foreign exchange	1	—	(18)	—	(17)	—	—	(5)	—	(5)
Net derivative financial instruments	87	42	(57)	(7)	65	14	81	(53)	(6)	36
(1)    At December 31, 2022 the derivative financial instruments were offset by $7 million (2021: $11 million) when determining the net amounts presented on the consolidated statement of financial position.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to Pembina's derivative instruments are as follows:

($ millions)	Liquids (bpd)	Natural Gas (GJ/d)	Power (GWh)	Foreign Exchange	Interest Rate
As at December 31, 2022
Purchases(1)	1,710	63,500	8,552	—	—
Sales(1)	19,344	—	—	—	—
Millions of U.S. dollars	—	—	—	304	250
Maturity dates	2023	2023	2040	2023	2025
As at December 31, 2021
Purchases(1)	—	62,615	6,166	—	—
Sales(1)	16,550	—	—	—	—
Millions of U.S. dollars	—	—	—	272	250
Maturity dates	2022	2022	2040	2022	2025
(1)    Barrels per day ("bpd"), gigajoules per day ("GJ/d") and gigawatt hours ("GWh").
Pembina Pipeline Corporation 2022 Annual Report 135

Gains and Losses on Derivative Instruments
Realized and unrealized losses (gains) on derivative instruments are as follows:

For the years ended December 31
($ millions)	2022	2021
Derivative instruments held at FVTPL(1)
Realized loss (gain)
Commodity-related	105	200
Foreign exchange	14	(12)
Unrealized (gain) loss
Commodity-related	(133)	(73)
Foreign exchange	12	19
Derivative instruments in hedging relationships(2)
Unrealized gain
Interest rate	(23)	(8)
(1)    Realized and unrealized losses (gains) on commodity derivative instruments held at FVTPL are included in loss (gain) on commodity-related derivative financial instruments in the Consolidated Financial Statements. Realized and unrealized losses (gains) on foreign exchange derivative instruments held at FVTPL are included in net finance costs in the Consolidated Financial Statements.
(2)     Unrealized gains on derivatives in designated cash flow hedging relationships are recognized in the cash flow hedge reserve in accumulated other comprehensive income, with realized (gains) losses being reclassified to net finance costs. Refer to Note 23 for amounts reclassified. No (gains) losses have been recognized in net income relating to discontinued cash flow hedges.
Non-Derivative Instruments Designated as Net Investment Hedges
Pembina has designated certain U.S. dollar denominated debt as a hedge of the Company's net investment in U.S. dollar denominated subsidiaries and investments in equity accounted investees. The designated debt has been assessed as having no ineffectiveness as the U.S. dollar debt has an equal and opposite exposure to U.S. dollar fluctuations. As a result, all foreign exchange gains or losses on the debt are reported directly in other comprehensive income.
The following balances of U.S. dollar debt have been designated as hedges:

For the years ended December 31 ($ millions)	2022	2021
Notional amount of U.S. debt designated (in U.S. dollars)	250	250
Carrying value of U.S. debt designated	337	316
Maturity date	2025	2025
136 Pembina Pipeline Corporation 2022 Annual Report

25. CAPITAL MANAGEMENT
Pembina's objective when managing capital is to ensure a stable stream of dividends to shareholders that is sustainable over the long-term. Pembina manages its capital structure based on requirements arising from significant capital development activities, the risk characteristics of its underlying asset base and changes in economic conditions. Pembina manages its capital structure and short-term financing requirements using non-GAAP measures, including the ratios of debt to adjusted EBITDA, debt to total enterprise value, adjusted cash flow to debt and debt to equity. The metrics are used to measure Pembina's financial leverage and measure the strength of Pembina's balance sheet. Pembina remains satisfied that the leverage currently employed in its capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base. Pembina, upon approval from its Board of Directors, will balance its overall capital structure through new equity or debt issuances, as required.
Pembina maintains a conservative capital structure that allows it to finance its day-to-day cash requirements through its operations, without requiring external sources of capital. Pembina funds its operating commitments, short-term capital spending as well as its dividends to shareholders through this cash flow, while new borrowing and equity issuances are primarily reserved for the support of specific significant development activities. The capital structure of Pembina consists of shareholder's equity, comprised of common and preferred equity, plus long-term debt. Long-term debt is comprised of bank credit facilities and unsecured notes.
Pembina is subject to certain financial covenants under its note indentures and credit agreements and is in compliance with all financial covenants as of December 31, 2022.
Note 16 of these financial statements shows the change in share capital for the year ended December 31, 2022.
26. GROUP ENTITIES
Significant Subsidiaries

As at December 31		Ownership Interest
(percentages)	Jurisdiction	2022	2021
Pembina Cochin LLC	Delaware U.S.	100	100
Pembina Empress NGL Partnership	Alberta	100	100
Pembina Gas Services Limited Partnership	Alberta	—	100
Pembina Holding Canada L.P.	Alberta	100	100
Pembina Infrastructure and Logistics L.P.	Alberta	100	100
Pembina Midstream Limited Partnership	Alberta	100	100
Pembina Oil Sands Pipeline L.P.	Alberta	100	100
Pembina Pipeline	Alberta	100	100
Pembina Pipeline Corporation 2022 Annual Report 137

27. RELATED PARTIES
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina contracts capacity from certain of its equity accounted investees, advances funds to support operations, provides letters of credit, including financial guarantees, and provides services, on a cost recovery basis, to certain equity accounted investees. A summary of the significant related party transactions are as follows:
Equity Accounted Investees

($ millions)	2022	2021
For the years ended December 31:
Services provided(1)	269	162
Services received	26	31
Interest income	—	15
As at December 31:
Advances to related parties(2)	22	8
Trade receivables and other	42	7
Trade payables and other(3)	150	27
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2)    During the year ended December 31, 2022, Fort Corp. repaid advances of $5 million (2021: $5 million). During the year ended December 31, 2022, Pembina reversed U.S. $14 million of previous impairments on its advances to Ruby (see Note 10 for further information). During the year ended December 31, 2021, Pembina advanced U.S. $10 million and recognized an impairment of U.S. $10 million on its advances to Ruby.
(3)    As at December 31, 2022, trade payables and other includes U.S. $102 million related to the Ruby Settlement Agreement with Ruby. See Note 10 for further information.
Key Management Personnel and Director Compensation
Key management consists of Pembina's directors and certain key officers.
Compensation
In addition to short-term employee benefits, including salaries, director fees and short-term incentives, Pembina also provides key management personnel with share-based compensation, contributes to post employment pension plans and provides car allowances, parking and business club memberships.
Key management personnel compensation comprised:

For the years ended December 31
($ millions)	2022	2021
Short-term employee benefits	12	9
Share-based compensation and other(1)	34	53
Total compensation of key management	46	62
(1)    Includes termination benefits.
Transactions
Key management personnel and directors of Pembina control less than one percent of the voting common shares of Pembina (consistent with the prior year). Certain directors and key management personnel also hold Pembina preferred shares. Dividend payments received for the common and preferred shares held are commensurate with other non-related holders of those instruments.
Certain officers are subject to employment agreements in the event of termination without just cause or change of control.
138 Pembina Pipeline Corporation 2022 Annual Report

Post-Employment Benefit Plans
Pembina has significant influence over the pension plans for the benefit of their respective employees. No balance payable is outstanding at December 31, 2022 (2021: nil).

($ millions)		Transaction Value Years Ended December 31
Post-employment benefit plan	Transaction	2022	2021
Defined benefit plan	Funding	15	23
Pembina Pipeline Corporation 2022 Annual Report 139

28. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina was committed for the following amounts under its contracts and arrangements as at December 31, 2022:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
Construction commitments(2)	710	423	53	28	206
Other commitments related to lease contracts(3)	496	45	83	78	290
Transportation and processing(4)	129	59	42	9	19
Funding commitments(5)	26	26	—	—	—
Software, cloud computing and other	39	14	17	6	2
Total contractual obligations	1,400	567	195	121	517
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 9 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 45 and 194 mbpd of NGL each year up to and including 2031. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 76 megawatts per day each year up to and including 2046.
(2)Includes required capital maintenance and/or turnarounds and required regulatory inspections for the life of the facilities even if not currently committed. Amounts above exclude significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(3)Relates to expected variable lease payments excluded from the measurements of the lease liability and payments related to non-lease components in lessee lease contracts.
(4)Take-or-pay payments for minimum volumes to be transported or processed, including $22 million of contract transportation on the Alliance Pipeline.
(5)Pembina has committed to fund the construction of an asset that will connect Pembina's assets into a third-party pipeline.

As a result of the disposition of Pembina's field-based gas processing assets on August 15, 2022, Pembina's construction commitments were reduced by $264 million. Refer to Note 9 for further details on the disposition.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. We represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. Of significance is a claim filed against Aux Sable by a counterparty to an NGL supply agreement. Aux Sable has filed Statements of Defense responding to the claim. While the final outcome of such actions and proceedings cannot be predicted with certainty, at this time management believes that the resolutions of such actions and proceedings will not have a material impact on Pembina's financial position or results of operations.
Following the commencement of the Ruby Subsidiary Bankruptcy, Pembina and certain of its subsidiaries entered into the Ruby Settlement Agreement with the Ruby Subsidiary on November 18, 2022 which provides for the release of Pembina from any causes of action arising in connection with, among other things, the prepetition distributions and the Ruby Subsidiary Bankruptcy in exchange for a U.S. $102 million payment by Pembina to the Ruby Subsidiary. Refer to Note 10 for further information on the Ruby Subsidiary Bankruptcy.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at December 31, 2022, Pembina had $198 million (2021: $135 million) in letters of credit issued.
140 Pembina Pipeline Corporation 2022 Annual Report

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
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